Exhibit 99.1

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

ArcelorMittal is the world’s leading integrated steel and mining company. It results from the combination in 2006 of Mittal Steel and Arcelor, which were at the time the world’s largest and second largest steel companies by production volume respectively.

ArcelorMittal had sales of approximately $78.0 billion, steel shipments of approximately 85.0 million tonnes, crude steel production of approximately 90.6 million tonnes, iron ore production of 68.6 million tonnes and coal production of 7.4 million tonnes for the year ended December 31, 2010, as compared to sales of approximately $61.0 billion, steel shipments of approximately 69.6 million tonnes, crude steel production of approximately 71.6 million tonnes, iron ore production of 52.7 million tonnes and coal production of 7.6 million tonnes for the year ended December 31, 2009.

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2010, was $2.9 billion, or $1.93 per share, as compared with net income attributable to equity holders of the parent of $0.2 billion, or $0.11 per share, for the year ended December 31, 2009.

As of December 31, 2010, ArcelorMittal had equity of $66.1 billion, total debt of $26.0 billion and cash and cash equivalents, including restricted cash, of $6.3 billion as compared to equity of $65.4 billion, total debt of $24.8 billion and cash and cash equivalents, including restricted cash, of $6.0 billion as of December 31, 2009.

ArcelorMittal has been built on a management strategy that emphasizes size and scale, vertical integration, product diversity and quality, continuous growth in higher value products, and a strong focus on employee well-being and customer service. The Company’s three-dimensional strategy, described under “- B. Business Overview – Business Strategy”, is its key to sustainability and growth. ArcelorMittal has unique geographical and product diversification coupled with upstream and downstream integration designed to minimize risk caused by economic cycles.

Geography: ArcelorMittal is the largest steel producer in the Americas, Africa and Europe, and is the second largest producer in the CIS region, with a growing presence in Asia, particularly China. ArcelorMittal has steel-making operations in 20 countries on four continents, including 65 integrated, mini-mill and integrated mini-mill steel-making facilities. As of December 31, 2010, ArcelorMittal had approximately 274,000 employees (including discontinued operations).

ArcelorMittal reports its business in six reportable segments corresponding to continuing operations: Flat Carbon Americas; Flat Carbon Europe; Long Carbon Americas and Europe; Asia, Africa and CIS, Distribution Solutions and Mining. In January 2011, ArcelorMittal completed the spin-off of its stainless steel division to a separately-focused company Aperam. (see “—Recent Developments”), and these operations are therefore reported as discontinued operations. In addition, beginning in the first quarter of 2011, ArcelorMittal began reporting Mining as a separate reportable segment in order to reflect changes in the Company’s approach to managing its mining operations.

ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 36% of its steel is produced in the Americas, approximately 53% is produced in Europe and approximately 11% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. In addition, ArcelorMittal’s sales of steel products are spread over both developed and developing markets, which have different consumption characteristics. ArcelorMittal’s mining operations, present in North and South America, Africa, Europe and the CIS region, are integrated with its global steel-making facilities and are important producers of iron ore and coal in their own right.

Products: ArcelorMittal produces a broad range of high-quality steel finished and semi-finished products. Specifically, ArcelorMittal produces flat steel products, including sheet and plate, long steel products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 174 countries including the automotive, appliance, engineering, construction and machinery industries. The Company also produces various types of mining products including iron ore lump, fines, concentrate and sinter feed, as well as coking and thermal coal.

As a global steel producer, the Company is able to meet the needs of different markets. Steel consumption and product requirements clearly differ between developed markets and developing markets. Steel consumption in developed economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. To meet these diverse needs, the Company maintains a high degree of product diversification and seeks opportunities to increase the proportion of its product mix consisting of higher value-added products.

        Mining Value Chain: ArcelorMittal has a significant and growing portfolio of raw material and mining assets, as well as certain strategic long-term contracts with external suppliers. In 2010 (assuming full production of iron ore at ArcelorMittal Mines Canada, Serra Azul and full share of production at Pena Colorada for captive use), approximately 56% of ArcelorMittal’s iron-ore requirements and approximately 15% of its coal requirements were supplied from its own mines or from long-term contracts at many of its operating units. The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Mexico, Ukraine and the United States and has projects under development or prospective development in Liberia, Canada, Mauritania and India. The Company currently has coal mining activities in Kazakhstan, Russia, South Africa and the United States. It has projects under prospective development in India and has a strategic investment in an Australian pulverized coal producer. ArcelorMittal also has made strategic investments in order to secure access to other raw materials including manganese, molybdenum and ferro alloys.

In addition, ArcelorMittal produces substantial amounts of direct reduced iron, or DRI, which is a scrap substitute used in its mini-mill facilities to supplement external metallics purchases. ArcelorMittal is also a significant producer of coke, a critical raw material for steel-making produced from metallurgical coal, and it satisfies over 87% of its coke needs through its own production facilities. ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own 14 deep-water port facilities and linked railway sidings.

ArcelorMittal has its own downstream steel distribution business, primarily run through its Distribution Solutions segment. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements.

History

ArcelorMittal is a successor to Mittal Steel, a business founded in 1989 by Mr. Lakshmi N. Mittal, the Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal. It has experienced rapid and steady growth since then largely through the consistent and disciplined execution of a successful consolidation-based strategy. Mittal Steel made its first acquisition in 1989, leasing the Iron & Steel Company of Trinidad & Tobago. Some of its principal acquisitions since then include Sibalsa (Mexico) in 1992, Sidbec Dosco (Canada) in 1994, Hamberger Stahlwerk (Germany) and Karmet (Kazakhstan) in 1995, Thyssen Duisburg (Germany) in 1997, Inland Steel (USA) in 1998, Unimetal (France) in 1999, Sidex (Romania) and Annaba (Algeria) in 2001, Nova Hut (Czech Republic) in 2003, BH Steel (Bosnia), Balkan Steel (Macedonia), PHS (Poland) and Iscor (South Africa) in 2004, ISG (USA) and Kryvorizhstal (Ukraine) in 2005, three Stelco Inc. subsidiaries (Canada) and Arcelor in 2006.

Arcelor was created in February 2002 by the combination of three steel-making companies: Aceralia Corporación Siderúrgica (“Aceralia”), Arbed and Usinor. At the time of its acquisition by Mittal Steel in 2006, Arcelor was the second largest steel producer in the world in terms of production, with 2005 production of 46.7 million tonnes of steel and 2005 revenues of €32.6 billion. It operated in all key end markets: the automotive industry, construction, household appliances, packaging and general industry. Arcelor enjoyed leading positions in Western Europe and South America, in particular due to its Brazilian operations. The process of integrating Arcelor and Mittal Steel, including the realization of the targeted $1.6 billion in synergies from the merger, was completed on schedule by the end of 2008.

In 2007 and through the first half of 2008, ArcelorMittal continued to pursue a disciplined growth strategy, with transactions announced in Argentina, Australia, Austria, Brazil, Canada, Costa Rica, China, Estonia, France, Germany, Italy, Mexico, Poland, Russia, Slovakia, South Africa, Sweden, Turkey, the United Kingdom, Uruguay, United Arab Emirates, the United States and Venezuela, a large part of which were successfully completed. ArcelorMittal also completed buy-out offers for non-controlling interests in certain of its subsidiaries in Argentina, Brazil and Poland. In addition, the Company announced and, in some cases, initiated development plans for greenfield steelmaking and mining projects in numerous countries.

During the latter part of 2008 and all of 2009, ArcelorMittal largely suspended mergers and acquisitions activity in light of the deteriorating economic and market environment, and sharply curtailed its investment activities. The Company re-examined its investment projects involving significant capital expenditure (including those announced in prior years), reducing capital expenditures for 2009 to $2.7 billion, of which $2.1 billion was for maintenance. In 2010, capital expenditure remained modest at $3.3 billion for the year, of which $2.7 billion was for maintenance. In 2011, capital expenditure is expected to amount to approximately $5.0 billion, $3.6 billion of which will be related to steelmaking facilities (including health and safety investments), $1.4 billion of which will be dedicated to mining projects (as the Company has announced its intention to increase its iron ore capacity by 10% in 2011), as well and the remainder of which is expected to fund other investments, mainly in emerging countries. Merger and acquisition activity remained limited in 2010, with the exception of the acquisition (along with a partner) of Baffinland completed in the first quarter of 2011.

The steel-making and other assets acquired as described above (including the acquisitions of raw material producers or production sites) now constitute ArcelorMittal’s major operating subsidiaries.

Updates on Previously Announced Investment Projects

India Greenfield Projects. In 2005 and 2006, ArcelorMittal announced plans to build large-scale integrated steel plants in the Indian States of Jharkhand and Orissa at a cost estimated at the time as in excess of $10 billion. Implementation of these projects has been delayed for various reasons, including because of challenges relating to securing necessary mining rights, land and construction permits and regulatory approvals, and in the meantime the Company has explored alternative investment opportunities. In June 2010, the Company entered into a memorandum of understanding with authorities in the state of Karnataka in South India in view of the construction of a six-million tonne steel plant with a captive 750 megawatt power plant, representing a potential aggregate investment of $6.5 billion. All necessary steps related to land acquisition have been completed, and the process for applying to secure mining leases and obtain environmental approvals has commenced. In light of the implementation challenges associated with large greenfield projects, and to diversify the initiatives through which it can participate in the growth of the Indian steel industry, the Company in the medium term intends to take a modular approach and also evaluate smaller projects in various Indian states, with potential individual investments estimated in the $1.5-3.0 billion range.

Kazakhstan. On June 10, 2008, ArcelorMittal announced plans to invest approximately $1.2 billion in improvements in health and safety and technological upgrades at its integrated steel plant and coal mines in Kazakhstan. This investment program is proceeding as announced. ArcelorMittal also announced possible investments to expand steelmaking capacity in Kazakhstan from five to ten million tonnes over a five to nine year period. The implementation of this expansion project has been postponed due, among other things, to the subsequent change in market conditions. As in other markets, any decision to increase investment in steelmaking capacity will depend on local market conditions and overall competitiveness considerations.

Brazil. On November 30, 2007, ArcelorMittal announced plans to expand capacity at its Monlevade integrated long products plant in the state of Minas Gerais with the construction of a second line of sinter plant, blast furnace, melting shop and rolling mill that would add approximately 1.2 million tonnes per annum of additional wire rod capacity. After having been delayed in late 2008-early 2009 due to market conditions, implementation of the project, estimated to entail an investment of $1.4 billion, was restarted in April 2010 with targeted completion in October 2012. In August 2008, ArcelorMittal announced additional plans to expand steel production capacity in the long carbon sector in Brazil, but the timing and scope of this other investment, initially estimated at $1.6 billion, remain under analysis. As in other markets, any decision to increase investment in steelmaking and wire drawing capacity will depend on market conditions and overall competitiveness considerations driven by market growth.

China. In 2008, ArcelorMittal announced the establishment of two joint venture projects in China with Hunan Valin Iron & Steel Group Co., Ltd. one related to electrical steel in which each party holds 50%, and the other related to automotive steel, in which each party holds a 33% stake and Hunan Valin Steel Tubes & Wire Co., Ltd. holds 34% stake. The automotive steel joint venture, Valin ArcelorMittal Automotive Steel (“VAMA”), would build facilities with an annual production capacity of 1.2 million tonnes of products including cold rolled steel, galvanized steel and galvanealed steel, with an estimated investment amount of RMB 4.5 billion ($696 million). The electrical steel joint venture, Valin ArcelorMittal Electrical Steel Co., Ltd. (“VAME”), would build cold rolling and processing facilities with annual production capacity of 200,000 tonnes for non-grain oriented (NGO) steel and 100,000 tonnes for grain oriented (GO) electrical steels, with an estimated investment amount of RMB $3.9 billion ($597 million). Implementation of both projects is advancing including with respect to the regulatory approval process, but the precise timing of implementation of these projects remains to be decided. Approval from China’s National Development and Reform Commission and the Ministry of Commerce was received in 2010.

Saudi Arabia. In 2007, Mittal Steel signed a joint venture agreement with the Bin Jarallah Group of companies for the design and construction of a seamless tube mill in Saudi Arabia. This facility will be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf. ArcelorMittal currently holds 51% and Bin Jarallah Group holds 49% of the joint venture company, which is managed under the joint control of both investors. The joint venture has arranged financing and construction is well under way, with a target to complete in 2012.

Liberia. In December 2006, the Government of Liberia and ArcelorMittal announced the finalization of agreements relating to an iron ore mining and infrastructure development project. The project consists of reopening mines in Nimba County, rehabilitating 260 kilometers of abandoned railway and developing the Buchanan port for shipping traffic, and includes a number of important social initiatives, including relating to providing training and health facilities for employees. ArcelorMittal expects production of Direct Ship Ore (DSO) to begin during the second half of 2011, and a concentrate phase feasibility study to be completed in the third quarter of 2011.

Kalagadi Manganese (South Africa). In 2007, ArcelorMittal entered into a joint venture agreement with Kalahari Resources and the Industrial Development Corporation Limited to develop the Kalagadi manganese ore deposits in South Africa. Kalagadi Manganese’s project is situated in the Kuruman / Hotazel district of the Northern Cape Province. The project envisages the establishment of a manganese ore mine and sinter plant at Hotazel that would ultimately produce 2.4 million tonnes of sinter product per annum. It would also see the establishment of a 320,000 tonne per annum ferromanganese alloy production facility in the Coega Industrial Development Zone in Port Elizabeth. Commencement of operations is expected to begin by the end of 2012.

Mauritania. In late 2007, ArcelorMittal entered into an agreement with Societe Nationale Industrielle et Miniere (SNIM) of Mauritania, pursuant to which SNIM and ArcelorMittal would jointly develop a large iron ore mining project in the large El Agareb deposit. ArcelorMittal expects to complete exploratory works and a feasibility study by mid-2013.

Senegal. In 2007, the Company entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. ArcelorMittal announced at the time that implementation of the project would entail an aggregate investment of $2.2 billion. Project implementation did not follow the originally anticipated schedule. ArcelorMittal has been engaged in discussions with the State of Senegal about the project. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of $750 million. ArcelorMittal intends to defend itself vigorously in this arbitration.

Certain other previously announced projects have been terminated.

Key Transactions and Events in 2010

ArcelorMittal’s principal investments, acquisitions and disposals, and other key events for the year ended December 31, 2010 are summarized below.

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In transactions conducted on December 14, 2010 and December 18, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares and U.S. dollar-denominated call options on 26,533,997 of its own shares, with strike prices of €20.25 and $30.15 per share, respectively, allowing it to hedge its obligations arising out of the potential conversion of its euro-denominated 7.25% convertible bonds due 2014 (OCEANE) and its U.S. dollar denominated 5% convertible notes due 2014. ArcelorMittal also sold 26.48 million treasury shares for a price of €26.4227 per share in connection with the euro-denominated call option purchase, and 11.5 million treasury shares for a price of $37.8682 per share in connection with the U.S. dollar-denominated call option purchase, both through over-the-counter block trades.

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On August 10, 2010, ArcelorMittal South Africa (“AMSA”) announced that it had entered into an agreement to acquire 100% of the shares of Imperial Crown Trading Ltd. (“ICT”) for a price of 800 million rand (approximately $115 million at the time). ICT holds the right to prospect for iron ore in a 21.4% share in the Sishen mine in South Africa operated by the Sishen Iron Ore Company (Proprietary) Limited (“SIOC”). AMSA had previously owned a 21.4% share of the mineral rights to the Sishen mine. SIOC had for many years supplied AMSA with iron ore from the Sishen mine pursuant to a supply agreement setting the price at cost plus 3%. AMSA received notice from SIOC on February 5, 2010 asserting that with effect from March 1, 2010 it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the above-referenced supply agreement on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA and Kumba are currently engaged in an arbitration in respect of the supply agreement; for further details see Item 8 below. On July 22, 2010, AMSA announced that an interim arrangement had been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in south Africa during an interim period effective from March 1, 2010 until July 31, 2011. On May 16 2011, an addendum to the interim agreement was executed extending it until 31 July 2012 AMSA’s acquisition of ICT should be seen in this context. Completion of the acquisition remains subject to several conditions precedent, including completion to the satisfaction of AMSA of legal and regulatory due diligence. Moreover, SIOC has brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT has also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC is challenging.

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On September 20, 2010, ArcelorMittal Poland acquired from the Polish State Treasury the remaining 58,751 shares, or 8.5%, of Zaklady K Zdzieszowice (“ZKZ”) that it did not already own for cash consideration of $130 million.

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On September 8, 2010, ArcelorMittal and BHP Billiton jointly announced that they had ended preliminary discussions announced earlier in the year to combine the two companies’ iron ore mining and infrastructure interests in Liberia and Guinea into a single joint venture. The companies were unable to reach a commercial agreement. ArcelorMittal will continue to develop its operations and iron ore interests in Liberia independently. See “—Updates on Previously Announced Investment Projects”.

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On August 24, 2010, ArcelorMittal subscribed to a capital increase by associated company Macarthur Coal by purchasing 6.3 million newly issued shares for $65 million. The Company’s stake remained at 16.6% at that time. Macarthur Coal has since established a dividend reinvestment plan (DRP) which provides shareholders the opportunity to use their dividends to acquire additional shares in Macarthur Coal without incurring brokerage or transaction fees. The participation in the DRP is voluntary and ArcelorMittal decided not to participate. ArcelorMittal’s shareholding remains at 48,552,062 shares resulting in a limited dilution of its stake from 16.6% to 16.2%.

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On July 23, 2010, the Company completed the acquisition of the remaining 3.57% stake in ArcelorMittal Ostrava that it did not already own for $84 million. In January 2010, ArcelorMittal had also acquired an ownership interest of 13.88% for $373 million, increasing its stake from 82.55% to 96.43%. In July 2009, the Company had also acquired a 10.97% stake in 2009 for $375 million, with the purchase price to be paid in six annual installments.

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On July 5, 2010, the Company completed a disposition of the Anzherskaya coal mine in Russia after management concluded the mine had no further strategic value to the Company. There was no cash consideration received and the purchaser agreed to assume the liabilities of the mine. An impairment loss of $119 million was recorded in the second quarter of 2010.

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On March 16, 2010 ArcelorMittal signed a memorandum of understanding to establish a joint venture with Turkish partner Dayen to build a steel mini-mill with an electric furnace in Sulaimaniyah in Northern Iraq. The mill would produce in its initial phase up to 250,000 tonnes per year of rebar from locally sourced scrap, and require an investment of $145 million. Development work began in the second quarter of 2010 and a feasibility study has been completed. Completion of the project and the start of production remains subject to certain conditions, including with respect to financing and therefore the production start date remains to be determined.

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On February 12, 2010, the non-controlling shareholders of Turkish steelmaker Rozak AS announced their intention to exercise a put option right to sell their shares representing an ownership share of 30% to ArcelorMittal for $31 million. The transaction closed in January 2011. The Company now owns 100% of Rozak.

•	On February 1, 2010, ArcelorMittal completed the sale of its non-controlling interest in Wabush Mines in Canada, pursuant to which it received $38 million for its 28.6% stake.

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Following the closing of a tender offer on January 7, 2010, the Company acquired a 28.8% stake in Uttam Galva Steels Limited (“Uttam Galva”), a leading producer of cold rolled steel, galvanized products (including plain and corrugated) and color coated coils and sheets based in Western India that is listed on the major stock exchanges of India. On February 1, 2010, the Company raised its stake in Uttam Galva Steels Ltd. to 34.4%. The transaction gives ArcelorMittal access to Uttam Galva’s large downstream network, as well as a partnership in developing service centers for automotive and appliances.

Recent Developments

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On July 11, 2011, ArcelorMittal confirmed that the Company and Peabody Energy Corporation (“Peabody”) have made an indicative, nonbinding and conditional proposal to make an off-market takeover bid, through a bid company 40% owned by ArcelorMittal and 60% owned by Peabody, to acquire up to 100% of the issued securities of Macarthur Coal Limited (“Macarthur”). Under the indicative proposal, Macarthur shareholders would be offered a cash price of A$15.50 per share, implying a value for the equity in Macarthur of approximately A$4.7 billion. ArcelorMittal already has an ownership interest of approximately 16 percent of Macarthur’s shares. The proposal is conditional on the successful completion of due diligence, which would be completed in a timely manner. Any resulting offer to Macarthur shareholders would be conditional only on a minimum of 50.01 percent acceptance by Macarthur shareholders, approval from Australia’s Foreign Investment Review Board and other customary conditions and approvals.

•	On May 24, 2011, ArcelorMittal announced changes to both its Group Management Board and Management Committee. Changes to the GMB were as follows:

–	Aditya Mittal, CFO with current responsibility for Flat Carbon Americas, Strategy, Investor Relations and Communications, remains CFO, but now has responsibility for Flat Carbon Europe as well as Investor Relations and Communications.

–	Michel Wurth, who previously was responsible for Flat Carbon Europe, is now responsible for Long Carbon worldwide

–	Gonzalo Urquijo, who previously was responsible for Long Carbon, takes up responsibility for AACIS (excluding China and India), AMDS, Tubular Products, Corporate responsibility and will also remain Chairman of the Investments Allocations Committee (IAC).

–	Lou Schorsch, previously a member of the Management Committee and CEO of Flat Carbon Americas, joins the GMB with responsibility for Flat Carbon Americas, Strategy, Technology (CTO), Research & Development and member of IAC.

–	The other GMB responsibilities remained unchanged. Peter Kukielski will continue as Head of Mining; Sudhir Maheshwari will continue to hold responsibility for Corporate Finance, M&A, Risk Management, China and India; and Davinder Chugh will continue with responsibility for Shared Services.

–	Christophe Cornier has chosen to retire from the GMB and will assume the role of Advisor to CEO and GMB; he also remains as Chairman of ArcelorMittal France.

–	Mr Lakshmi N. Mittal, CEO, takes direct charge of Health and Safety.

In addition, the Management Committee has been extended from 12 to 25 members, consisting of CEOs and other leaders of the Company.

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On May 20, 2011 – ArcelorMittal announced expansion plans for its Mont-Wright mining complex and additional construction at Port-Cartier. The investment will allow ArcelorMittal Mines Canada to increase its annual production of iron ore concentrate from 14 million tonnes to 24 million tonnes by 2013. AMMC is also evaluating increasing its production of iron ore pellets from 9.2 million tonnes to 18.5 million tonnes. The scheme represents a total investment of C$2.1 billion that is expected to create 8,000 jobs during construction and more than 900 permanent jobs once completed.

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On April 21, 2011, ArcelorMittal announced the extension of the conversion date of the $750 million privately placed mandatory convertible bond (“MCB”) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. The mandatory conversion date of the bond, originally set for May 25, 2011, has been extended to January 31, 2013. The other main features of the MCB remain unchanged. The bond was placed privately with a Luxembourg affiliate of Crédit Agricole Corporate and Investment Bank and is not listed.

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On April 8, 2011, ArcelorMittal and Cliffs Natural Resources Inc. (“Cliffs”) announced that they had reached a negotiated settlement regarding all pending contract disputes related to the procurement by ArcelorMittal of iron ore pellets for certain of its facilities in the U.S. As part of the settlement, Cliffs and ArcelorMittal agreed to specific pricing levels for 2009 and 2010 pellet sales and related volumes. ArcelorMittal had previously provisioned $256 million, while the effect of this settlement was an additional charge of $8 million. Cliffs and ArcelorMittal have agreed to replace the previous pricing mechanism in one of the parties’ iron ore supply agreements with a world market-based pricing mechanism in which the pellet price will be indexed to the Platts published price for Vale fines on a quarterly basis. The new pricing mechanism begins in 2011 and continues through the remainder of the contract. The previous pricing mechanism was formula based including multiple market-related factors; however, under certain conditions, it allowed for price re-openers which would ultimately approximate market pricing in the affected years. The renegotiated contract represents approximately 15% of the Company’s U.S. pellet requirements under normal operating conditions and 30% of its total Cliffs pellet contracts. Finally, as a result of the settlement, ArcelorMittal obtained greater certainty with respect to 2011 volumes under the parties’ other pellet supply agreement.

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On March 26, 2011 ArcelorMittal and Nunavut Iron Acquisition Inc. announced the completion of the acquisition of Baffinland Iron Mines Corporation (“Baffinland”) under their joint offer (70% ArcelorMittal and 30% Nunavut) to purchase all the outstanding common shares and common share warrants of Baffinland and a subsequent court-approved plan of arrangement under the laws of Ontario. The total consideration paid by the Company was $387 million (not including any additional compensation that may become payable to dissenting shareholders). In addition, on January 27, 2011 ArcelorMittal, Nunavut and Baffinland announced changes to the Baffinland Board of Directors, with the election of a slate of nominees of ArcelorMittal and Nunavut. For additional information regarding Baffinland, see “Item 4B—Business Overview—Raw Materials and Energy—Iron Ore—Baffinland”.

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On March 18, 2011, ArcelorMittal signed a US$6 billion 5-year revolving credit facility. The facility replaces the €5 billion revolving credit facility under ArcelorMittal’s €17 billion credit facility agreement dated November 30, 2006, and will be used for the general corporate purposes of the ArcelorMittal group.

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On March, 7, 2011, ArcelorMittal completed the offering of three series of U.S. dollar-denominated notes, consisting of $500,000,000 aggregate principal amount of 3.75% Notes due 2016, $1,500,000,000 aggregate principal amount of 5.50% Notes due 2021 and $1,000,000,000 aggregate principal amount of 6.75% Notes due 2041. The proceeds to ArcelorMittal (before expenses), amounting to approximately $3 billion, were used to prepay the last two term loan installments under the Company’s €17 billion facility.

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On March 2, 2011, ArcelorMittal announced that it had signed agreements to invest in new equity capital resulting in a shareholding of 40% in G Steel Public Company Limited (“G Steel”), a company listed on the Stock Exchange of Thailand (SET). G Steel and its subsidiary GJ Steel Public Company Limited (“GJ Steel”), which is also listed on the SET, are leading producers of hot-rolled coils. G Steel has an electric arc furnace (EAF) based medium slab rolling facility in Rayong and GJ Steel has an EAF-based thin slab rolling facility in Chonburi, with a combined annual capacity of over 2.5 million tonnes per annum. The companies together have over 1,400 employees.

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On January 25, 2011, an extraordinary general meeting of shareholders of ArcelorMittal approved the spin-off of ArcelorMittal’s stainless and specialty steels business into Aperam, a newly created company. The new company, whose shares were spun-off to ArcelorMittal’s shareholders, is headquartered in Luxembourg and listed on the stock exchanges of Amsterdam and Paris (Euronext) and on the Luxembourg Stock Exchange. Effective January 25, 2011, the assets, rights and liabilities pertaining to the Company’s stainless and specialty steels business transferred by operation of law to Aperam as part of the spin-off, including, in particular, the following:

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100% of the shares in AM LuxCo S.à r.l., a holding company created in connection with the structuring of the spin-off that holds participations in various subsidiaries in the stainless and specialty steels segment;

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one unlimited partner share (action de commandité) and 30,998 limited partner shares (actions de commanditaire) in ArcelorMittal Stainless Sourcing S.C.A. a société en commandite par actions that holds the sourcing activities for the stainless and specialty steels segment;

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one unlimited partner share (action de commandité) and 30,998 limited partner shares (actions de commanditaire) in ArcelorMittal Stainless Treasury S.C.A., a société en commandite par actions that holds the treasury and financing activities relating to the stainless and specialty steels segment;

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the following loans to be transferred to Aperam, which are partially and/or entirely allocated to the Swiss finance branch of ArcelorMittal, which will itself be contributed to Aperam upon effectiveness of the spin-off;

•	the receivable against ArcelorMittal Stainless Belgium S.A. of €221,590,789 (transferred for $296,289,044);

•	the receivable against ArcelorMittal Stainless Poland Sp. Z o.o. of PLN 99,600, 000 (transferred for $34,405,963);

•	the receivable against ArcelorMittal Inox Brasil S.A. of $776,986,902;

•	the receivable against ArcelorMittal LuxCo S.à.r.l. of €1,271,580,521 (transferred for $1,700,230,315); and

•	the receivable against ArcelorMittal Stainless Treasury S.C.A. of €555,973,198 (transferred for $743,391,763);

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the payable due to ArcelorMittal Finance relating to a $900 million credit facility entered into on January 19, 2011 (the “Bridge Loan”) between ArcelorMittal Finance as lender, on the one hand, and Aperam and ArcelorMittal as borrowers, on the other hand, which was transferred to Aperam by operation of law as part of the spin-off. The Bridge Loan has a term of 364 days from January 25, 2011, extendable for an additional 364 days under certain conditions. For additional information, see “Item 10—Additional Information—Material Contracts”;

•	the intellectual property rights owned immediately prior to the spin-off by ArcelorMittal that pertain to the assets and rights transferred to Aperam by operation of law as part of the spin-off;

•	the liabilities, such as third party debt and costs, incurred by the Company with respect to the incorporation of Aperam;

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the employment contracts of Bernard Fontana, Chief Executive Officer of Aperam, and of other employees of the Company on the date of the spin-off who have transferred from the Company to Aperam as part of the spin-off; and

•	the right to sub-lease a certain amount of office space suitable for Aperam’s head office within the premises owned or rented by the Company in the city of Luxembourg.

•

In addition, ArcelorMittal will sell to Aperam one of its two captive reinsurance companies, COREA S.A. COREA is incorporated in Luxembourg and its sale to Aperam is subject to the consent of the Luxembourg insurance regulator, the Commissariat aux Assurances, which was obtained on April 12, 2011.

•

On January 6, 2011, the City of Luxembourg contributed its gas and electricity networks as well as its energy sales activities to two subsidiaries of Enovos International S.A., Creos Luxembourg S.A and Enovos Luxembourg S.A., respectively. As a consequence, the stake held by the Company in Enovos International S.A. decreased from 25.29% to 23.48%.

Other Information

ArcelorMittal is a public limited liability company (société anonyme) that was incorporated under the laws of Luxembourg on June 8, 2001. ArcelorMittal is registered at the R.C.S. Luxembourg under number B 82.454.

The mailing address and telephone number of ArcelorMittal’s registered office are:

ArcelorMittal

19, Avenue de la Liberté

L-2930 Luxembourg

Grand Duchy of Luxembourg

Telephone: +352 4792-2484

ArcelorMittal’s agent for U.S. federal securities law purposes is:

ArcelorMittal USA LLC

1 South Dearborn Street, 19th floor

Chicago, Illinois 60603

United States of America

Telephone: + 1 312 899-3400

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market are admitted to trading outside the United States on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”) and are listed and traded (on a single order book as from January 14, 2009) on the NYSE Euronext European markets (Paris, Amsterdam and Brussels) (“MT”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (“MTS”).

Internet Site

ArcelorMittal maintains an Internet site at www.arcelormittal.com. Information contained in or otherwise accessible through this Internet site is not a part of this annual report. All references in this annual report to this Internet site are inactive textual references to this URL and are for your information only.

B. Business Overview

Competitive Strengths

We believe that the following factors contribute to ArcelorMittal’s success in the global steel and mining industry:

Market leader in steel. ArcelorMittal is the world’s largest steel producer, with an annual production capacity of approximately 130 million tonnes of crude steel for the year ended December 31, 2010. Steel shipments for the year ended December 31, 2010 totaled approximately 85 million tonnes.

ArcelorMittal is the largest producer of steel in North and South America and Africa, the second largest steel producer in the CIS region, and has a growing presence in Asia, including investments in China. It is also the largest steel producer in the European Union, with significant operations in France, Germany, Belgium, Spain, Luxembourg, Poland, the Czech Republic and Romania. In addition, many of ArcelorMittal’s operating units have access to developing markets that are expected to experience, over time, above-average growth in steel consumption (such as Central and Eastern Europe, South America, India, Africa and CIS).

ArcelorMittal has a diversified portfolio of steel products to meet a wide range of customer needs across all steel-consuming industries, including the automotive, appliance, engineering, construction, energy and machinery industries. The Company sells its products in local markets and through a centralized marketing organization to customers in approximately 174 countries. ArcelorMittal’s diversified product offering, together with its distribution network and research and development (“R&D”) programs, enable it to build strong relationships with customers, which include many of the world’s major automobile and appliance manufacturers. With approximately 19% of the worldwide market share of flat steel sheets for the automotive industry, ArcelorMittal is a strategic partner for the major original equipment manufacturers (“OEMs”), and has the capability to build long-term contractual relationships with them based on early vendor involvement, contributions to global OEM platforms and common value-creation programs.

With a portfolio of assets that is diversified across product segments and geographic regions, ArcelorMittal benefits from a number of natural hedges designed to foster relatively stable cash flows in normal economic circumstances and protect it over time from weaknesses in any one particular country or region, as well as volatility in commodity and currency markets.

Research and Development. R&D supports ArcelorMittal’s business units in process and product improvement to produce the best quality steel at a low cost and with a limited impact on the environment. With 15 major research centers, ArcelorMittal possesses a leading R&D capability in the steel industry. The Company’s locations worldwide enable quick transfers of know-how to ArcelorMittal plants around the world. In addition, ArcelorMittal’s close relationship with its customers enables it to foster innovation and work with them to meet their evolving needs and develop new steel products and solutions. To improve its research efficiency and achieve a high level of scientific knowledge, ArcelorMittal maintains strong academic partnerships with world-class scientific and technical universities.

The main focuses of ArcelorMittal’s R&D are:

•

In process research, ArcelorMittal places significant emphasis on cost-effective processes (related to energy savings and raw materials selection), quality, environmental improvements and efficiently deploying process improvements throughout its plants worldwide.

•

In the automotive sector, ArcelorMittal’s engineering teams resident at customers’ plants work with OEMs from the design stage of new product launches, helping to create vehicles that are lighter, stronger, safer and more attractive to end-users. ArcelorMittal continues to lead the way with advanced high-strength steels (AHSS) and high deformability steels in conjunction with a quick deployment at all worldwide customers’ locations.

•

In construction and civil engineering, ArcelorMittal works to develop new products and solutions addressing safety, health, cost-efficiency, affordability, durability, energy-efficiency, environmental impact, comfort and transportability.

•	In the appliances industry, ArcelorMittal develops cost-effective products and solutions, while anticipating new legal and regulatory environmental requirements.

•

In the stainless market, ArcelorMittal develops new grades to provide cost-efficient and high value-added products. In January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company, Aperam. See “Item 4A—History and Development of the Company— Recent Developments”.

•	ArcelorMittal takes part in the development of new energy-saving technologies with the production of new, fully processed grades of electrical steel—a growing presence in the wind energy sector.

For the year ended December 31, 2010, ArcelorMittal’s R&D expense was approximately $322 million.

Diversified and efficient producer. As a vertically-integrated global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices

•

Diversified production process. In 2010, approximately 65.6 million tonnes of crude steel were produced through the basic oxygen furnace route, approximately 21.8 million tonnes through the electric arc furnace route and approximately 3.1 million tonnes of crude steel through the open hearth furnace route. This provides ArcelorMittal with greater flexibility in raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.

•	Product and geographic diversification. By operating a portfolio of assets that is diversified across product segments and geographic areas, ArcelorMittal benefits from a number of natural hedges.

•

Upstream integration. ArcelorMittal believes that its relatively high level of self-sufficiency in key raw materials (including 56% iron-ore and 15% metallurgical coal self-sufficiency in 2010) provides a competitive advantage over time. Additionally, ArcelorMittal benefits from the ability to optimize the efficient use of raw materials in its steel-making facilities, a global procurement strategy and the implementation of overall company-wide knowledge management practices with respect to raw materials. Certain of the Company’s operating units also have access to infrastructure, such as deep-water port facilities, railway sidings and engineering workshops that lower transportation and logistics costs.

•

Downstream integration. ArcelorMittal’s downstream integration through its Distribution Solutions segment enables it to provide customized steel solutions to its customers more directly. The Company’s downstream assets have cut-to-length, slitting and other processing facilities, which provide value additions and help it to maximize operational efficiencies.

Business improvement through company-wide Knowledge Management Program. Knowledge sharing and implementation of best practices are an integral part of ArcelorMittal’s management philosophy. Through its global Knowledge Management Program (“KMP”), ArcelorMittal shares, develops and utilizes its knowledge and experience across its facilities to accelerate improvement in business performance. The KMP covers all key functional areas, such as procurement, finance, marketing, logistics and health and safety, as well as the main steps in steel production and processing. The KMP includes ongoing detailed benchmarking, regular technical meetings and information-sharing at the corporate, regional and operating levels and inter-plant expert and operational support to drive performance improvement. The KMP enables each business unit to benefit from the scale and reach of ArcelorMittal’s global presence and access the best practices and experience within the Company. ArcelorMittal believes that the KMP provides a differentiating advantage to ArcelorMittal’s business performance by continuously contributing to reduced procurement and conversion costs and enhancing safety, quality, productivity and profitability.

Dynamic responses to market challenges and opportunities. ArcelorMittal’s management team has a strong track record and extensive experience in the steel and mining industries. Management had the vision to recognize and take full advantage of the strong steel market trend from 2004 to mid-2008 and by responding quickly and decisively to opportunities, succeeded in building the world’s largest steel company. Even as ArcelorMittal grew in recent years (in large part due to its expertise in acquisitions and turnarounds as described below), it put itself on stronger footing to weather the market downturn in late 2008 and early 2009. Management’s flexibility and agility allowed ArcelorMittal to shift quickly from the growth-oriented approach that prevailed in early 2008 to a crisis response that focused on prudent deployment of cash and reduction of costs, while continuing to provide customers with superior value-added steel products and solutions. In 2010, management continued to carefully adjust its production to changing market conditions and the slow and uncertain economic recovery, while also broadening the Company’s strategic focus on developing its mining activities and securing long-term stable supplies of raw materials.

Proven expertise in acquisitions and turnarounds. ArcelorMittal’s management team has proven expertise in successfully acquiring and subsequently integrating operations, as well as turning around underperforming assets within tight timeframes. The Company takes a disciplined approach to investing and uses teams with diverse expertise from different business units across the Company for evaluating any new asset, conducting due diligence and monitoring integration and post-acquisition performance. Since the inception of ArcelorMittal’s predecessor company Mittal Steel in 1989, the Company has grown through a series of acquisitions and by improving the operating performance and financial management at the facilities that it has acquired. In particular, ArcelorMittal seeks to improve acquired businesses by eliminating operational bottlenecks, addressing any historical under-investments and increasing acquired facilities’ capability to produce higher quality steel. The Company introduces focused capital expenditure programs, implements company-wide best practices, balances working capital, ensures adequate management resources and introduces safety and environmental improvements at acquired facilities. ArcelorMittal believes that these operating and financial measures have reduced costs of production, increased productivity and improved the quality of steel produced at these facilities.

Employees. Recognizing them as the Company’s most valuable assets, ArcelorMittal’s management devotes considerable effort towards securing the right people and enhancing their productivity in four key ways: (1) organizational effectiveness, which aligns the organizational structure and size with the Company’s goals and operations; (2) resourcing, workforce planning, skill gaps identification and training which ensure that the right people are in the right roles; (3) succession planning and development; and (4) performance management through measures such as management review and incentive programs.

Corporate responsibility. In recognition of the significance that ArcelorMittal places on corporate responsibility (“CR”) as an element of its core business strategy, a revised CR strategy has been developed and communicated to employees, investors and other stakeholders. Based on ArcelorMittal’s values and vision, the CR strategy is concentrated on the areas of safety, employee development and social dialogue; channeling the Company’s expertise to develop cleaner processes and create more environmentally sound products; and enriching and engaging local communities. All of these goals are further underpinned by a commitment to transparent governance practices. In late 2010, ArcelorMittal entered the Dow Jones Sustainability World Index, a key milestone in the Company’s journey towards delivering safe, sustainable steel, and launched a new human rights policy, strengthening its commitment to respecting human rights across the group.

Business Strategy

ArcelorMittal’s success has been built upon a consistent strategy that emphasizes size and scale, vertical integration and increased self-sufficiency in mining and access to raw materials, product diversity, continuous growth in higher value products and a strong customer focus. We intend to continue to be the global leader in the steel industry and a leader in iron ore and coal mining, in particular through the following:

Three-dimensional strategy for sustainability and growth. ArcelorMittal has unique geographical and product diversification, coupled with upstream and downstream integration that reduces exposure to risk and cyclicality. This strategy can be broken down into its three major elements:

Geography: ArcelorMittal is the largest producer of steel in Europe, North and South America, Africa, the second largest steel producer in the CIS region, and has a growing presence in Asia. ArcelorMittal has steel-making operations in 20 countries on four continents, including 65 integrated, mini-mill and integrated mini-mill steel-making facilities which provide a high degree of geographic diversification. In 2010, approximately 36% of its steel was produced in the Americas, approximately 53% was produced in Europe and approximately 11% was produced in other countries, such as Kazakhstan, South Africa and Ukraine.

Worldwide steel demand in recent years has been driven by growth in developing economies, in particular in the BRICET countries. The Company’s expansion strategy in recent years has given it a leading position in Africa, Central and Eastern Europe, South America and Central Asia. The Company is also gradually building its presence in China and India.

Products: As a global steel producer, ArcelorMittal is able to meet the needs of diverse markets. Steel consumption and product requirements are different in mature economy markets and developing economy markets. Steel consumption in mature economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. As these economies develop, local customers will require increasingly advanced steel products as market needs evolve. To meet these diverse needs, ArcelorMittal maintains a high degree of product diversification and seeks opportunities to increase the proportion of its product mix consisting of higher value-added products. The Company produces a broad range of high-quality finished, semi-finished carbon steel products and stainless steel products.

Mining and value chain: ArcelorMittal has access to high-quality and low-cost raw materials through its captive mines and long-term contracts with key suppliers, and plans to continue to develop its upstream integration in the medium-term. Iron ore and coal mining projects have been a key focus of ArcelorMittal in recent years and this focus is only expected to intensify in the medium-term, as the Company has a goal to secure 100 million tonnes of iron ore supply from its own mines and under strategic long term supply contracts on a cost-plus basis. As part of this strategy, in January 2011, the Company announced the acquisition of Baffinland, which holds a substantial undeveloped iron ore deposit in the Canadian territory of Nunavut. For additional information, see “—Business Overview—Raw Materials and Energy—Iron Ore—Baffinland.”

Downstream integration is also a key element of ArcelorMittal’s strategy to build a global customer franchise. In high-value products, downstream integration allows steel companies to be closer to the customer and capture a greater share of value-added activities. As its key customers globalize, ArcelorMittal intends to invest in value-added downstream operations, such as steel service centers and building and construction support services for the construction industry. In addition, the Company intends to continue to develop its distribution network in selected geographic regions. ArcelorMittal believes that these downstream and distribution activities will allow it to be closer to end-user customers, which in turn will allow it to benefit from better market intelligence and better manage inventories in the supply chain to reduce volatility and improve working capital management. Furthermore ArcelorMittal will continue to expand its production of value-added products in developing markets, leveraging off its experience in developed markets.

Growth Prospects. Notwithstanding the difficult market conditions of 2008-2009, ArcelorMittal’s management believes that there will be strong global demand growth for steel and mining products in the medium to long term. The Company will continue to invest opportunistically in expanding its steel and mining production capacity with a view to maintaining and expanding its market share and existing customer base, depending on local market conditions and projected global and regional demand trends.

Mergers and acquisitions have historically been a key pillar of ArcelorMittal’s strategy to which it brings unique experience, particularly in terms of integration. Instead of creating new capacity, mergers and acquisitions increase industry consolidation and create synergies. ArcelorMittal has also placed strong emphasis on growth in emerging economies through greenfield developments. In light of the difficult economic and market conditions prevailing in late 2008 and early 2009, ArcelorMittal sharply curtailed M&A and greenfield investment activity, and this activity remained subdued for most of 2010 (with the exception of Baffinland). As market conditions gradually improve, however, the Company intends to take advantage of selected growth opportunities, mainly in the mining sector and in emerging markets.

Business Overview

ArcelorMittal reports its operations in six reportable segments representing continuing operations: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Distribution Solutions and Mining. Stainless Steel is presented as discontinued operations.

The following table sets forth selected financial data by segment.

Millions of U.S. dollars	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	Asia & Africa & CIS	Distribution Solutions	Mining	Others / Elimination*	Total
Year ended December 31, 2008
Sales to external customers	23,957	31,402	27,811	9,153	21,061	973	2,585	116,942
Intersegment sales	1,803	6,898	4,419	3,894	2,065	2,585	(21,664)	—
Operating income	1,646	2,773	4,120	3,129	181	1,132	(1,021)	11,960
Depreciation	787	1,648	1,260	436	200	330	61	4,722
Impairment	285	276	456	9	5	6	—	1,037
Capital expenditures	930	1,443	1,159	737	280	614	218	5,381
Year ended December 31, 2009
Sales to external customers	11,191	16,284	14,836	5,327	12,382	628	373	61,021
Intersegment sales	1,120	3,697	1,904	2,250	1,142	1,944	(12,057)	—
Operating income	(1,044)	(501)	(23)	312	(286)	233	(161)	(1,470)
Depreciation	983	1,417	1,068	420	215	393	78	4,574
Impairment	41	88	287	3	141	(2)	(6)	552
Capital expenditures	463	937	532	270	131	332	44	2,709
Year ended December 31, 2010
Sales to external customers	16,265	20,898	18,217	6,916	14,225	1,157	347	78,025
Intersegment sales	1,419	4,652	3,098	2,790	1,519	3,223	(16,701)	—
Operating income	691	534	1,004	680	164	1,624	(1,092)	3,605
Depreciation	864	1,404	1,060	454	177	333	103	4,395
Impairment	—	77	11	—	113	305	19	525
Capital expenditures	574	792	687	515	124	525	91	3,308

*	Others / Eliminations includes all other operations than mentioned above, together with inter-segment elimination, and/or non-operational items which are not segmented.

Products

ArcelorMittal has a high degree of product diversification relative to other steel companies. Its plants manufacture a broad range of finished and semi-finished steel products of different specifications, including many difficult and technically sophisticated products that it sells to demanding customers for use in high-end applications.

ArcelorMittal’s principal steel products include:

•	semi-finished flat products such as slabs;

•	finished flat products such as plates, hot- and cold-rolled coils and sheets, hot-dipped and electro-galvanized coils and sheets, tinplate and color coated coils and sheets;

•	semi-finished long products such as blooms and billets;

•	finished long products such as bars, wire-rods, structural sections, rails and wire-products; and

•	seamless and welded pipes and tubes; and

•	stainless steel products.

ArcelorMittal’s main mining products include:

•	iron ore lump, fines, concentrate, pellets and sinter feed;

•	coking and thermal coal.

Steel-Making Process

Historically, primary steel producers have been divided into “integrated” and “mini-mill” producers. Over the past few decades, a third type of steel producer has emerged that combines the strengths of both the integrated and the mini-mill processes. These producers are referred to as “integrated mini-mill producers”.

Integrated Steel-Making

In integrated steel production, coal is converted to coke in a coke oven, and then combined in a blast furnace with iron ore and limestone to produce pig iron, which is subsequently combined with scrap in a converter, which is generally a basic oxygen or tandem furnace, to produce raw or liquid steel. Once produced, the liquid steel is metallurgically refined and then transported to a continuous caster for casting into a slab, bloom or billet, which is then further shaped or rolled into its final form. Various finishing or coating processes may follow this casting and rolling. Recent modernization efforts by integrated steel producers have focused on cutting costs through eliminating unnecessary production steps, reducing manning levels through automation, and decreasing waste generated by the process. In recent years, integrated steel production has declined as a proportion of total steel production due to the high costs of building, operating and maintaining integrated steel operations, including lost production time associated with periodic blast furnace relinings. This reduction in integrated production capacity has increased the market share of the remaining producers of the highest value-added products that require the cleanest steel.

Mini-Mills

A mini-mill employs an electric arc furnace to directly melt scrap and/or scrap substitutes such as direct reduced iron, thus entirely replacing all of the steps up to and including the energy-intensive blast furnace. A mini-mill incorporates the melt shop, ladle metallurgical station, casting, and rolling into a unified continuous flow. Mini-mills are generally characterized by lower costs of production and higher productivity than integrated steel-makers. These attributes are due in part to the lower capital costs and lower operating costs resulting from the streamlined melting process and more efficient plant layouts of mini-mills. The quality of steel produced by mini-mills is primarily limited by the quality of the metallic raw materials used in liquid steel-making, which in turn is affected by the limited availability of high-quality scrap or virgin ore-based metallics for use in the electric arc furnaces. Mini-mills are substantially dependent on scrap, which has been characterized by price volatility, generally rising prices and limited availability in recent years.

Integrated Mini-Mills

Integrated mini-mills are mini-mills that produce their own metallic raw materials consisting of high-quality scrap substitutes, such as direct reduced iron. Unlike most mini-mills, integrated mini-mills are able to produce steel with the quality of an integrated producer, since scrap substitutes, such as direct reduced iron, are derived from virgin iron ore, which has fewer impurities. The internal production of scrap substitutes as the primary metallic feedstock provides integrated mini-mills with a competitive advantage over traditional scrap-based mini-mills by insulating the integrated mini-mills from their dependence on scrap, which is generally more expensive and has been subject to price volatility, generally rising prices and limited availability. The internal production of metallic feedstock also enables integrated mini-mills to reduce handling and transportation costs. The high percentage use of scrap substitutes such as direct reduced iron also allows the integrated mini-mills to take advantage of periods of low scrap prices by procuring a wide variety of lower-cost scrap grades, which can be blended with the higher-purity direct reduced iron charge. Because the production of direct reduced iron involves the use of significant amounts of natural gas, integrated mini-mills are more sensitive to the price of natural gas than are mini-mills using scrap.

Key Steel Products

Steel-makers primarily produce three types of steel products; flat products, long products and stainless steel. Flat products, such as sheet or plate, are produced from slabs. Long products, such as bars, rods and structural shapes, are rolled from blooms and/or billets. Stainless steel products include austenitic stainless, ferritic stainless and martensitic stainless.

Flat Products

Slab. A slab is a semi-finished steel product obtained by the continuous casting of steel or rolling ingots on a rolling mill and cutting them into various lengths. A slab has a rectangular cross-section and is used as a starting material in the production process of other flat products (e.g., hot-rolled sheet, plates).

Hot-Rolled Sheet. Hot-rolled sheet is minimally processed steel that is used in the manufacture of various non-surface critical applications, such as automobile suspension arms, frames, wheels, and other unexposed parts in auto and truck bodies, agricultural equipment, construction products, machinery, tubing, pipe and guard rails. All flat-rolled steel sheet is initially hot-rolled, a process that consists of passing a cast slab through a multi-stand rolling mill to reduce its thickness to less than 12 millimeters. Flat-rolled steel sheet that has been wound is referred to as “coiled”.

Cold-Rolled Sheet. Cold-rolled sheet is hot-rolled sheet that has been further processed through a pickle line, which is an acid bath that removes scaling from steel’s surface, and then successively passed through a rolling mill without reheating until the desired gauge, or thickness, and other physical properties have been achieved. Cold-rolling reduces gauge and hardens the steel and, when further processed through an annealing furnace and a temper mill, improves uniformity, ductility and formability. Cold-rolling can also impart various surface finishes and textures. Cold-rolled steel is used in applications that demand higher surface quality or finish, such as exposed automobile and appliance panels. As a result, the prices of cold-rolled sheet are higher than the prices of hot-rolled sheet. Typically, cold-rolled sheet is coated or painted prior to sale to an end-user.

Coated Sheet. Coated sheet is generally cold-rolled steel that has been coated with zinc, aluminum or a combination thereof to render it corrosion-resistant and to improve its paintability. Hot-dipped galvanized, electro-galvanized and aluminized products are types of coated sheet. These are also the highest value-added sheet products because they require the greatest degree of processing and tend to have the strictest quality requirements. Coated sheet is used for many applications, often where exposed to the elements, such as automobile exteriors, major household appliances, roofing and siding, heating and air conditioning equipment, air ducts and switch boxes, as well as in certain packaging applications, such as food containers.

Plates. Plates are produced by hot-rolling either reheated slabs or ingots. The principal end uses for plates include various structural products such as for bridge construction, storage vessels, tanks, shipbuilding, line pipe, industrial machinery and equipment.

Tinplate. Tinplate is a light-gauge, cold-rolled, low-carbon steel usually coated with a micro-thin layer of tin. Tinplate is usually between 0.14 millimeters and 0.84 millimeters thick and offers particular advantages for packaging, such as strength, workability, corrosion resistance, weldability and ease in decoration. Food and general line steel containers are made from tinplate.

Long Products

Billets/Blooms. Billets and blooms are semi-finished steel products. Billets generally have square cross-sections up to 180 millimeters by 180 millimeters, and blooms generally have square cross-sections greater than 180 millimeters by 180 millimeters. These products are either continuously cast or rolled from ingots and are used for further processing by rolling to produce finished products like bars and wire rod sections.

Bars. Bars are long steel products that are rolled from billets. Merchant bar and reinforcing bar (rebar) are two common categories of bars. Merchant bars include rounds, flats, angles, squares, and channels that are used by fabricators to manufacture a wide variety of products such as furniture, stair railings, and farm equipment. Rebar is used to strengthen concrete in highways, bridges and buildings.

Special Bar Quality (SBQ) Steel. SBQ steel is the highest quality steel long product and is typically used in safety-critical applications by manufacturers of engineered products. SBQ steel must meet specific applications’ needs for strength, toughness, fatigue life and other engineering parameters. SBQ steel is the only bar product that typically requires customer qualification and is generally sold under contract to long-term customers. End-markets are principally the automotive, heavy truck and agricultural sectors, and products made with SBQ steel include axles, crankshafts, transmission gears, bearings and seamless tubes.

Wire Rods. Wire rod is ring-shaped coiled steel with diameters ranging from 5.5 to 42 millimeters. Wire rod is used in the automotive, construction, welding and engineering sectors.

Wire Products. Wire products include a broad range of products produced by cold reducing wire rod through a series of dies to improve surface finish, dimensional accuracy and physical properties. Wire products are used in a variety of applications such as fasteners, springs, concrete wire, electrical conductors and structural cables.

Structural Sections. Structural sections or shapes is the general term for rolled flanged shapes with at least one dimension of their cross-section of 80 millimeters or greater. They are produced in a rolling mill from reheated blooms or billets. Structural sections include wide-flange beams, bearing piles, channels, angles and tees. They are used mainly in the construction industry and in many other structural applications.

Rails. Rails are hot-rolled from a reheated bloom. They are used mainly for railway rails but they also have many industrial applications, including rails for construction cranes.

Seamless Tube: Seamless tubes have outer dimensions of approximately 25 millimeters to 508 millimeters. They are produced by piercing solid steel cylinders in a forging operation in which the metal is worked from both the inside and outside. The final product is a tube with uniform properties from the surface through the wall and from one end to the other.

Welded Pipes and Tubes: Welded pipes and tubes are manufactured from steel sheet that is bent into a cylinder and welded either longitudinally or helically.

Stainless Steel

Stainless steel is steel with a carbon content less than or equal to 1.2%, together with a chromium content of at least 10.5%, possibly with additional alloying elements. The alloying elements most commonly used in stainless steels are chromium, nickel, molybdenum, titanium, niobium, manganese, nitrogen, copper, silicon, aluminum and vanadium. The addition of other elements provides further advantages, such as resistance to corrosion in highly aggressive media; resistance to oxidation at high temperatures; toughness and ductility at very low temperatures; high mechanical strength; and fabricability (including drawing, bending, hydroforming, welding and brazing). The following are main classifications of stainless steel:

•	Austenitic stainless steel is the most widely used grade and is characterized as non-magnetic and typically contains 19% chromium, as well as nickel, which increases its corrosion resistance;

•	Ferritic stainless steel is a grade characterized as being magnetic with low carbon content and chromium content of 13-17%;

•	Martensitic stainless steel is a grade characterized as being magnetic and has a 12% chromium content and a moderate carbon content; and

•	Duplex 318 series stainless steel is a grade characterized as having greater strength and corrosion resistance properties than other grades.

In January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company, Aperam. See “Item 4A—History and Development of the Company—Recent Developments”.

Electrical Steels

There are three principal types of electrical steel: grain-oriented steels, non-oriented fully processed steels and non-oriented semi-processed steels:

•

Grain-oriented steels are 3% silicon-iron alloys developed with a grain orientation to provide very low power loss and high permeability in the rolling direction, for high efficiency transformers. These materials are sold under the Unisil trademark. Unisil H is a high permeability grade that offers extremely low power loss.

•

Non-oriented fully processed steels are iron-silicon alloys with varying silicon contents and have similar magnetic properties in all directions in the plane of the sheet. They are principally used for motors, generators, alternators, ballasts, small transformers and a variety of other electromagnetic applications. A wide range of products, including a newly developed thin gauge material for high frequency applications, are available.

•

Non-oriented semi-processed steels are largely non-silicon alloys sold in the not finally annealed condition to enhance punchability. Low power loss and good permeability properties are developed after final annealing of the laminations. These materials are sold under the Newcor and Polycor trademarks.

Direct Reduced Iron

Direct reduced iron, also known as DRI, is produced by removing the oxygen from iron ore without melting it. DRI is used as feedstock for electric arc furnaces and is a high-quality substitute for scrap. In 2010, ArcelorMittal produced 7.4 million tonnes of DRI. Direct reduced iron enables ArcelorMittal to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products. Direct reduced iron has historically given ArcelorMittal a cost advantage compared to scrap.

Mining Products, Other Raw Materials and Energy

ArcelorMittal’s principal mining products and raw material input items for steel operations include iron ore, solid fuels (coke and coking coal), metallics, alloys, metals, energy and industrial gases.

ArcelorMittal’s mining and raw materials supply strategy consists of:

•	Acquiring and expanding captive sources of certain raw materials, in particular iron ore, coal and manufacturing refractory products;

•

With respect to purchasing, pursuing the lowest unit price available based on the principles of total cost of ownership and value-in-use through aggregated purchasing, supply chain and consumption optimization;

•	Exploiting its global purchasing reach; and

•	Leveraging local and low cost advantages on a global scale.

        Faced with rising and more volatile raw materials prices in recent years and in light of the concentrated nature of the mining industry (in particular iron ore), ArcelorMittal has pursued a strategy of selectively acquiring mining assets that are complementary to its steel producing activities and making substantial investments in the development of its captive raw material base in order to raise its self-sufficiency level. These acquisitions and investments have focused mainly on iron ore and coking coal, which are the two most important inputs in the steel-making process, but have also included investments to secure access to other raw materials such as molybdenum and manganese. ArcelorMittal has exploration and evaluation mining projects in India, Africa and South America that have not yet reached the development and production stages, and whose advancement was delayed in late 2008 and 2009 due to the global economic crisis. See “Item 4—Information on the Company—Updates on Previously Announced Investment Projects”. ArcelorMittal also holds stakes in a few joint ventures and other entities with substantial mining assets. As the global economic crisis continued in 2010, ArcelorMittal focused on optimizing output and production from its existing captive sources rather than on further expanding its portfolio of mining assets. In early 2011, the Company’s expansion of its captive raw materials base resumed with its acquisition of Baffinland, owner of an undeveloped iron ore deposit in the Canadian territory of Nunavut. (see “Item 4A—Information on the Company—Recent Developments”). The Baffinland project is described below under “Iron Ore—Baffinland”.

For the year ended December 31, 2010, ArcelorMittal sourced approximately 56% of its iron ore requirements and about 15% of its metallurgical coal requirements from its own mines and other captive sources, including contracts, mainly on a cost-plus basis, with local supplier partners as described below.

ArcelorMittal is a party to contracts with other mining companies that provide long-term, stable sources of raw materials. The Company’s largest iron ore supply contracts are agreements with Vale that were entered into in 2008 and amended in 2009 in response to changed market conditions in order to reduce and introduce a greater level of flexibility with respect to ArcelorMittal’s purchasing requirements and Vale’s supply requirements (although quarterly minimum amounts remain in effect). ArcelorMittal’s other principal international iron ore suppliers include Cliffs Natural Resources Inc. in the United States, Metalloinvest in Russia, Metinvest in Ukraine, Société Nationale Industrielle et Minière (S.N.I.M.) in Mauritania, Luossavaara-Kiirunavaara AB (LKAB) in Sweden, Samarco in Brazil and IOC (Rio Tinto Ltd.) in Canada. In 2010 ArcelorMittal also developed substantial high-grade iron ore supply from Venezuela in partnership with Duferco Group. ArcelorMittal’s principal coal suppliers include the BHP Billiton Mitsubishi Alliance in Australia, Alpha Natural Resources in the United States, Anglo Coal in Australia, Xstrata Coal in Australia, Walter Energy Inc. in the United States and MacArthur Coal in Australia.

ArcelorMittal believes that these supply contracts can play an important role in preventing disruptions in the production process, thereby enhancing operational efficiency. The cost of such supplies has become relatively less stable in 2010 following the change in the iron ore benchmark pricing from annual to quarterly prices during the first half of the year. See “Item 5—Operating and Financial Review and Prospects—Raw Materials”. In 2010, ArcelorMittal sourced nearly all of its external iron ore requirements and coking coal requirements under such long-term contracts. ArcelorMittal did not purchase significant amounts of iron ore and coking coal under short term contracts in 2010.

The table below sets forth information regarding ArcelorMittal’s raw material production and consumption in 2010.

Millions of metric tonnes	Consumption	Consumption from own production/ generation	External purchase	Self- sufficiency %
Iron Ore(1)	114.9	64.9	50.0	56%
PCI & Coal(2)	44.3	6.9	37.4	15%
Coke	29.3	25.5	3.8	87%
Scrap & DRI	38.7	17.0	21.7	44%

(1)	Assuming full production of iron ore at ArcelorMittal Mines Canada, Serra Azul and full share of production at Pena Colorada for captive use.
(2)	Includes coal only for the steelmaking process and excludes steam coal for power generation. Assumes all production of coal at Kuzbass and Princeton mines for captive use.

Iron Ore

ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, Algeria, Canada, the United States, Mexico and Brazil. ArcelorMittal is also expanding capacity of existing mines in the United States, India and Brazil. In addition, the Company has announced prospective mining developments in India, Africa, South America and North America. See “Item 4—Information on the Company—Updates on Previously Announced Investment Projects”. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with mineral suppliers located near its production facilities, some of which supply the relevant plant’s iron ore requirements on a cost-plus basis. Taking into account these arrangements, ArcelorMittal’s captive sources of iron ore accounted for approximately 56% of ArcelorMittal’s 2010 requirements.

In 2011, the Company is targeting an increase of approximately 10% in its iron ore production as compared to 2010.

The following table sets forth information on ArcelorMittal’s principal iron ore mining operations and production in 2010:

Mine	Type	Product	2010 Production (in millions of metric tonnes)(1)
Captive - iron ore
North America(2)	Open Pit	Concentrate and Pellets	27.8
South America	Open Pit	Lump and Sinter feed	4.9
Europe	Open Pit	Lump and fines	1.4
Africa	Open Pit /Underground	Lump and fines	1.1
Asia, CIS & Other	Open Pit /Underground	Concentrate, lump and fines	13.8

Total captive - iron ore			49.0
Long term contract - iron ore
North America(3)	Open Pit	Pellets	12.6
South America	Open Pit	Lump and Fines	—
Africa(4)	Open Pit	Lump and Fines	7.0

Total long-term contract - iron ore			19.6

Total			68.6

(1)	Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts)
(2)	Includes own share of production from Hibbing (United States, 62.30%) and Pena (Mexico, 50%).
(3)	Long-term supply contract with Cliffs Natural Resources Inc.; prices are formula based.
(4)	Includes purchases under strategic agreement with Sishen/Thabazambi (South Africa). Prices were on a cost-plus basis prior to March 1, 2010. Prices for purchases under the July 2010 interim agreement with Kumba are on a fixed cost basis since March 1, 2010. See “Item 8A. Consolidated Financial Statement and Other Financial Information – Legal proceedings – Other Legal Claims – South Africa”.

For further information on each of ArcelorMittal’s principal iron ore mining operations, see “Item 4D—Property, Plant and Equipment”.

Baffinland

In March 2011, ArcelorMittal and Nunavut Iron Acquisition Inc. completed the acquisition of the outstanding common shares of Baffinland. ArcelorMittal and Nunavut own 70% and 30% of Baffinland, respectively.

Baffinland’s principal asset is the Mary River project on Baffin Island in Canada’s Nunavut territory in the Arctic Circle. The project contains a high-grade undeveloped iron ore deposit but presents challenging climate-related logistics and construction costs (including road, rail and port access in addition to mining costs) that could reach between $5 to $7 billion over the medium term. See “Item 3D—Risk Factors—ArcelorMittal’s growth strategy includes greenfield and brownfield projects that are inherently subject to completion and financing risks”. In 2011, the Company expects to spend approximately $100 million on funding feasibility studies and other pre-development work. Ultimately, the Company intends that Baffinland will be a key supplier to its European steel plants, using shipping lanes to reach European ports.

Solid Fuels

Coking Coal

As with iron ore, ArcelorMittal sources a percentage of its coking coal from captive coal mines in Kazakhstan, Russia, the United States and South Africa. The Company’s mines in Kazakhstan supply substantially all the requirements for its steel making operations at ArcelorMittal Temirtau, while the mines in Russia and the United States supply other steel plants within the ArcelorMittal group.

The following table sets forth information on ArcelorMittal’s principal coking coal mining operations and production in 2010:

Coal Mine Operations by Region	2010 Production (millions of metric tonnes)
Captive – coal
North America	2.3
Asia, CIS & Other	4.7

Total captive – coal	7.0
Coal - long term contracts
North America(1)	0.2
Africa(2)	0.2

Total coal-long term contracts	0.4

Total	7.4

(1)	Long term lease - prices on a cost plus basis.
(2)	Strategic agreement - prices on a cost plus basis.

For additional information on each of these mines, see “Item 4D—Property, Plant and Equipment.” ArcelorMittal also has captive steam coal mines in South Africa that are used for thermal application at ArcelorMittal South Africa’s plants.

Where ArcelorMittal’s coke-making facilities do not have access to internal captive sources of coking coal, they buy it from mostly regional or seaborne sources under supply contracts.

Coke

ArcelorMittal has its own coke-making facilities at most of its integrated mill sites, including in Algeria, Bosnia, United States, Canada, Mexico, Brazil, Spain, France, Belgium, Poland, Czech Republic, Kazakhstan, South Africa, Romania and Ukraine. While ArcelorMittal meets most of its own coke requirements, certain of ArcelorMittal’s operating subsidiaries buy coke from mostly domestic or regional sources to optimize cost savings from transport efficiencies, and certain of its subsidiaries also sell excess coke at market prices to third parties. The remainder of the spot purchases of coke is made from China, Japan and the United States.

In the United States, ArcelorMittal USA produces part of its coke requirement in its own batteries, with the bulk procured under long-term contracts from dedicated coke batteries owned by third parties. These contracts have formula-based pricing arrangements.

Metallics (Scrap)

ArcelorMittal procures the majority of its scrap requirements locally and regionally to optimize transport costs, or under short-term contracts. Typically scrap purchases tend to be made in the spot market on a monthly basis. In Europe, ArcelorMittal has entered into certain contracts for scrap recycling.

Alloys

ArcelorMittal purchases its requirements of bulk and noble alloys from a number of global, regional and local suppliers on contracts that are linked to generally-accepted indices or negotiated on a quarterly basis. The Company’s prospective joint venture with Kalagadi Manganese in South Africa is expected to provide an additional source of manganese alloys in the future.

Base Metals

The majority of the Company’s base metal needs, including zinc, tin and aluminum for coating, as well as nickel for stainless steel production, are purchased under annual volume contracts. However, given the uncertain market conditions during 2009 a significant part of ArcelorMittal’s nickel requirements were purchased on a spot basis. Pricing is based on the market-accepted indices. Material is sourced from both local and global producers.

Electricity

ArcelorMittal generally procures its electricity through tariff-based systems in regulated areas such as parts of the United States and South Africa, or through bilateral contracts. The duration of these contracts varies significantly depending on the various areas and types of arrangements.

For integrated steel mills, plant off-gases from various process steps are utilized to generate a significant portion of the plant’s electricity requirements and lower the purchase volumes from the grid. This is either produced by the plant itself or with a partner in the form of a co-generation contract.

Natural Gas

ArcelorMittal procures much of its natural gas requirements for its U.S., Canadian and Mexican operations from the natural gas spot market or through short-term contracts entered into with local suppliers, with prices fixed either by contract or tariff-based spot market prices. For its European operations, ArcelorMittal sources its natural gas requirements under prevailing oil-based pricing systems. The remainder of ArcelorMittal’s natural gas consumption represents less than 20% of ArcelorMittal’s total consumption and is generally based in regulated markets.

Industrial Gases

ArcelorMittal procures its industrial gas requirements under long-term contracts with various suppliers in different geographical regions.

Shipping

ArcelorMittal Shipping Limited (“AMS”) provides ocean transportation solutions to ArcelorMittal’s manufacturing subsidiaries and affiliates. AMS determines cost-efficient and timely approaches for the transport of raw materials, such as iron ore, coal, coke and scrap, and semi-finished and finished products. It maintains an office in London, a key hub of the global shipping business.

In 2010, AMS arranged transportation for approximately 64.4 million tonnes of raw materials and about 12.97 million tonnes of finished products. The key objectives of AMS are to ensure cost-effective and timely shipping services to all units. AMS also acts as an agent for a Mauritius-based shipping company, Global Chartering Ltd. (“GC”). GC handles shipping of approximately 24% of the Company’s raw materials, which are transported by sea by chartering vessels on a short- to long-term basis. It wholly owns two Handymax, and has several Capesize, Panamax and Supramax vessels on a medium-to-long-term charter. AMS’s strategy is to cover 50-75% of the cargo requirements of the group on a medium to long-term basis, and to arrange remaining transportation requirements on a spot basis.

AMS is also responsible for providing shipping services to the Company’s sales organizations. This includes forwarding services and complete logistics services through ArcelorMittal Logistics, which maintains offices throughout Western Europe and provides complete logistics solutions from plants to customer locations using various modes of transport, including ships.

Purchasing

ArcelorMittal has implemented a global purchasing process for its major procurement requirements, including raw materials, industrial services, industrial equipment, spares and maintenance as well as capital expenditure items, energy and shipping. ArcelorMittal’s centralized purchasing teams also provide services such as optimization of contracts and the supply base, logistics and optimizing different qualities of materials suitable for different plants and low cost sourcing.

In doing so, ArcelorMittal seeks to benefit from economies of scale in a number of ways, including by establishing long-term relationships with suppliers that sometimes allow for advantageous input pricing, pooling its knowledge of the market fundamentals and drivers for inputs and deploying specialized technical knowledge especially for the acquisition of industrial services and plant equipment and facilities. This enables ArcelorMittal to achieve a balanced supply portfolio in terms of diversification of sourcing risk in conjunction with the ability to benefit from a number of captive raw materials sources.

During 2007, a global and integrated “Total Cost of Ownership” project was launched that builds on previous expertise employed in a number of sites. This project was successful in changing the business approach from unit price-based decision-making to total cost of ownership-based decision making, with the goal of lowering the total cost of production through minimization of waste, improved input material recovery rates and higher rates of recycling. The Total Cost of Ownership methodology has now become an institutionalized way of conducting the purchasing activities across the group.

Sales and Marketing

In 2010, ArcelorMittal sold approximately 85 million tonnes of steel products.

Sales

The majority of steel sales from ArcelorMittal are destined for domestic markets. For these domestic markets, sales are usually approached as a decentralized activity that is managed either at the business unit or at the production unit level. For some specific markets, such as automotive, there is a global approach offering similar products manufactured in different production units around the world. In instances where production facilities are in relatively close proximity to one another, and where the market requirements are similar, the sales function is aggregated to serve a number of production units. Sales are conducted principally with the customer. In the EU region, ArcelorMittal owns a large number of service and distribution centers. Depending on the level of complexity of the product, or the level of service required by the customer, the service center operations form an integral part of the supply chain to our customers. Distribution centers provide access to our products to smaller customers that cannot or do not want to buy directly from the operating facility.

Export sales are by preference executed through the activities of the in-house export trading arm to ensure coordinated market entry into the country of destination for all ArcelorMittal products.

Globally, all sales—though executed at the local level—are coordinated strategically to ensure harmonized contract, price, rebate and payment conditions for the ArcelorMittal group as a whole.

For some global industries, with customers in more than one of the geographical areas that ArcelorMittal services, dedicated sales and service organizations have been put in place. This is most notably the case for the automotive industry and the packaging markets. The sales through these channels are also subject to global coordination with respect to contract, price, rebate and payment conditions.

Marketing

Marketing follows the sales activity very closely and is by preference executed at the local level. In practice, this leads to a focus on regional marketing competencies, particularly where there are similarities among regional markets in close geographical proximity. At the global level, the objective is to share marketing intelligence with a view towards identifying new opportunities, either in new products or applications, new product requirements or new geographical demand. Where a new product application is involved, the in-house research and development unit of ArcelorMittal is involved in developing the appropriate products.

An important part of the marketing function at ArcelorMittal is to develop short-range outlooks that provide future perspectives on the state of market demand and supply. These outlooks are shared with the sales team in the process of finalizing the sales strategy for the immediate future and with senior management when market conditions call for production adjustments.

Globally, sales and marketing activities are coordinated to ensure a harmonized approach to the market. The objective is to provide similar service experiences to all customers of ArcelorMittal in every market.

Insurance

ArcelorMittal maintains insurance on property and equipment in amounts believed to be consistent with industry practices. ArcelorMittal insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under these policies.

ArcelorMittal also maintains various other types of insurance, such as comprehensive construction and contractor insurance for its greenfield and major capital expenditures projects, public and products liability, directors and officers liability, credit, commercial crime, transport, and charterers’ liability, as well as other customary policies such as car insurance, travel assistance and medical insurance.

Each of the operating subsidiaries of ArcelorMittal also maintains various local insurance policies that are mandatory at the local level, such as employer liability, workers compensation and auto liability, as well as specific insurance such as public liability to comply with local regulations.

Intellectual Property

ArcelorMittal owns and maintains a patent portfolio covering processes and steel products, including uses and applications that it creates, develops and implements in territories throughout the world. Such patents and inventions primarily relate to steel solutions with new or enhanced properties, as well as new technologies that generate greater cost-efficiencies.

ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than 5,500 patents and patent applications, mostly recent and middle-aged, for more than 500 patent families, with 22 inventions newly-protected in 2009 and 21 inventions newly protected in 2010. Because of this constant innovation, the Company does not expect the lapse of patents that protect older technology to materially affect current revenue.

In addition to its patent portfolio, technical know-how and other unpatented proprietary information, ArcelorMittal has also been granted licenses for technologies developed by third parties in order to allow it to propose comprehensive steel solutions to customers. ArcelorMittal is not aware of any pending lawsuits alleging infringement of others’ intellectual property rights that could materially harm its business.

Government Regulations

See “Item 3D—Key Information—Risk Factors” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is a discussion of the principal features of selected regulatory regimes, as of December 31, 2010, that affect or are likely to affect its operations.

Environmental Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, and other aspects of the protection of the environment at its multiple locations and operating subsidiaries. As these laws and regulations in the United States, the European Union and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain ongoing compliance. Furthermore, as an owner and operator of a significant number of mining assets, these operations will require rehabilitation expenditure upon closure. In addition to capital investments required for additional controls and other improvements, ArcelorMittal had provisions of approximately $730 million at December 31, 2010 for environmental remedial activities and liabilities (excluding asset retirement obligations).

With regard to climate change, ArcelorMittal’s activities in the EU are subject to the EU Emissions Trading Scheme, and it is likely that requirements relating to greenhouse gas emissions will become more stringent and will expand to Canada and other jurisdictions in the future. In the United States, the U.S. Environmental Protection Agency (“EPA”) has taken the first steps towards implementing a comprehensive greenhouse gas policy. The post-2012 carbon market is very uncertain and ArcelorMittal is closely monitoring international negotiations, regulatory and legislative developments and is endeavoring to reduce its own emissions where appropriate.

United States

Our operating subsidiaries in the United States are subject to numerous environmental laws and regulations including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, also known as “Superfund”, the Safe Drinking Water Act and the Toxic Substances Control Act, as well as applicable state and local environmental requirements.

ArcelorMittal USA has established provisions of $213 million (exclusive of asset retirement obligations) to address existing environmental liabilities associated with its operations. The environmental provisions include anticipated spending of approximately $23 million in 2011. Most of these provisions relate to significant remedial activities at various facilities. In some cases, soil or groundwater contamination requiring remediation is present at ArcelorMittal’s USA facilities. In other cases, it is present at former facilities or third-party waste disposal sites. All of ArcelorMittal USA’s major operating and former operating sites are or may be subject to a corrective action program or other laws and regulations relating to environmental remediation, including projects relating to the reclamation of industrial properties, also known as “brownfield projects”. ArcelorMittal USA is also as of now a potentially responsible party at least two state and federal Superfund sites. Superfund and analogous US state laws can impose liability for the entire cost of clean-up at a site upon current or former site owners or operators or parties who sent hazardous materials to the site, regardless of fault or the lawfulness of the activity that caused the contamination. ArcelorMittal USA may incur additional costs or liabilities at these sites if additional clean-up is required, private parties may sue ArcelorMittal USA for personal injury or property damage, or other responsible parties may sue for reimbursement of costs incurred to clean up sites. ArcelorMittal USA may also be named as a potentially responsible party at other sites if its hazardous materials or those of its predecessor(s) were disposed of at a site that later becomes a Superfund site.

ArcelorMittal USA’s environmental provisions also include $50 million, with anticipated expenditures of $7 million during 2011, to specifically address the removal and disposal of polychlorinated biphenyls (“PCBs”) and the elimination of asbestos-containing materials.

In addition to expenditures relating to existing environmental liabilities, ArcelorMittal USA will invest significant sums in response to changes in environmental laws and regulations. For example, several of ArcelorMittal USA’s facilities are subject to revised effluent regulations issued in 2002 under the Clean Water Act. Compliance with such regulations will be required because new facility discharge permits are required to continue operating. ArcelorMittal USA anticipates spending over $40 million on wastewater treatment plant improvements over the next few years.

In October 2009, the U.S. EPA published its final Mandatory Greenhouse Gas (GHG) Reporting Rule. That rule required data collection commencing on January 1, 2010 with reports covering calendar year 2010 to be filed during March 2011. ArcelorMittal USA has implemented appropriate programs and compliance plans in response to these monitoring obligations and expects to continue to incur substantial expense and management time to comply with the rule.

During 2010, the U.S. EPA also issued a series of additional regulations and guidance documents which both establish permitting obligations for significant stationary sources of GHG emissions (like iron and steel plants) and will serve as the precursor for further GHG regulations. The permitting obligations created by these rules become effective on January 2, 2011 and apply to both significant new sources of GHGs and existing facilities that are modified in ways projected to significantly increase GHG emissions. While the development of guidance to implement this permitting program is still underway, sources triggering permit obligations will be obligated to install Best Available Control Technology to reduce GHG emissions. As a result, ArcelorMittal USA may incur substantial expenses to assess, identify and install such control technologies.

The U.S. EPA’s regulations also create a platform for the further potential regulation of GHG emissions from large stationary sources including iron and steel facilities. Based on the findings made in 2010, the U.S. EPA may decide to press forward with the establishment of substantive emissions limitations or other requirements that require large industrial sources to minimize GHG emissions and/or meet air quality standards for GHGs. There are several regulatory alternatives U.S. EPA may elect to pursue under its existing Clean Air Act Authority. As these potential developments would have significant financial implications, ArcelorMittal USA will continue to carefully monitor all developments in this area and to proactively engage with regulators as appropriate to define its regulatory obligations.

European Union

Significant EU Directives and regulations are applicable to our production units in the European Union, including the following:

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Directive 2010/75/EU of November 24, 2010 on Industrial Emissions (the “IED directive”), which applies common rules for permitting and controlling industrial installations. This directive updates and merges seven pieces of existing legislation, including the directives on Integrated Pollution Prevention and Control (the “IPPC directive”), large combustion plants (the “LCP directive”) and solvents. To receive a permit, installations covered by IPPC rules must apply best available techniques (“BATs”) and comply with BAT-Associated Emissions Levels, as adopted in the BAT conclusions by the European Commission, to optimize their all-round environmental performance. Emissions to air, soil or water, as well as noise and safety are all considered. The directive maintains limited flexibility for competent authorities by setting two conditions for deviating from the use of BATs: environmental conditions related to the location of the site and its technical characteristics. Such derogation must be justified. Member States must transpose the rules into national legislation by January 7, 2013. The implementation of the IED directive will materially impact ArcelorMittal activities in the European Union at a time and in an amount not yet determined since many issues that ultimately will determine this impact need to be further elaborated in implementing decisions. This directive is complemented by European Pollutant Release and Transfer Register (E-PRTR) regulation (EC) no. 166/2006 of January 18, 2006 implementing the yearly report on release of pollutants and off-site transfer of waste.

•

Directive 2008/98/EC of November 19, 2008 which establishes the legislative framework for the handling and management of waste in the European Union and Regulation (EC) no. 1013/2006 of June 14, 2006, which regulates the shipment of waste from and to the European Union.

•

Directive 2008/105/EC of December 16, 2008, which establishes new water quality standards for priority pollutants in support of Directive 2000/60/EC of October 23, 2000, which established a framework for action in the field of water policy.

•

Directive 2003/87/EC of October 13, 2003, as amended by Directive 2004/101/EC (the “Emissions Trading Directive”), which establishes a program under which EU member states are allowed to trade greenhouse gas emission allowances within the EU subject to certain conditions.

The following EU Directives are also significant:

•	Directive 2008/50/EC of May 21, 2008 on ambient air quality and cleaner air for Europe.

•	Directive 2004/107/EC of December 15, 2004 relating to limit values and target values for pollutants in ambient air, including thresholds on very fine particulates.

•	Directive 2001/81/EC of October 23, 2001 on national emission ceilings for certain pollutants.

•	Directive 96/82/EC of December 9, 1996 and Directive 2003/105/EC of December 16, 2003, on the control of major accidents hazards involving dangerous substances (also known as the “SEVESO directives”).

Environmental damages and violations of the EU legislation are subject to environmental and criminal liability under Directive 2004/35/EC of April 21, 2004, and Directive 2008/99/EC of November 19, 2008.

EU Directives applicable to our products include those relating to waste electrical and electronic equipments (Directive 2002/96/EC of January 27, 2003), end-of-life vehicles (Directive 2000/53/EC of September 18, 2000) and packaging and packaging waste (Directive 2004/12/EC of February 11, 2004). The Waste Framework Directive 2008/98/EC is relevant for products used in construction because it aims at recovering 70% of construction waste by 2020.

ArcelorMittal is also subject to the “CLP” regulation (EC) no. 1272/2008 of December 16, 2008 on the classification, labeling and packaging of substances and mixtures, which implements the United Nations Globally Harmonized System of classification and labeling and the “REACH” regulation (EC) no. 1907/2006 for Registration, Evaluation, Authorization and Restriction of Chemicals, adopted on December 18, 2006, which controls the chemical substances manufactured in or imported into the EU in volumes of over one tonne per year. A legal entity of the ArcelorMittal group will not obtain the required license for continued production of a subject chemical if it fails (i) to submit a registration file for the subject chemical in due time, (ii) to submit a complete registration file or (iii) to make any required payment in connection with the registration file. In June 2007, ArcelorMittal established a dedicated task force at the corporate level, responsible for coordinating the strategic aspects of implementation, as well as a platform addressing technical issues in order to achieve implementation of these regulations. In compliance with the REACH regulation, the legal entities of the ArcelorMittal group have pre-registered their imported and manufactured substances in the European Community with the European Chemical Agency (ECHA). Groupwide, as of November 2008, ArcelorMittal had submitted 756 pre-registration files to ECHA. In November 2010, ArcelorMittal submitted to the ECHA, in the name and on behalf of 40 legal entities, 149 registration files concerning 21 substances. In addition, the designation of additional chemicals of “high concern” under the REACH regulation could increase the costs of compliance with other EU Directives, including those relating to waste and water and the SEVESO directives.

ArcelorMittal anticipates that its capital expenditure with respect to environmental matters in the European Union over the next several years will relate primarily to installations of additional air emission controls and to requirements imposed in the course of renewal of permits and authorizations, including those pursuant to the IED Directive.

In particular, since 2005 ArcelorMittal’s operations in the European Union are subject to the Emissions Trading Directive, the EU’s central instrument for achieving the EU Member States’ commitments under the Kyoto Protocol by providing a European emissions trading system (“ETS”) for carbon dioxide emissions. The ETS covers more than 10,000 installations across the EU, including combustion plants, oil refineries, coke ovens, iron and steel plants, and factories making cement, glass, lime, brick, ceramics, and pulp and paper. At the heart of ETS is the common trading currency of emission allowances. One allowance gives the holder the right to emit one tonne of carbon dioxide. For each trading period under the ETS, EU member states draw up national allocation plans that determine how many emission allowances each installation will receive. Companies that keep their emissions below the level of their allowances can sell their excess allowances. Companies that do not keep their emissions below the level of their allowances must either reduce their emissions, such as by investing in more efficient technology or using less carbon-intensive energy sources, or purchase the extra allowances that they need on the open market.

The National Allocation Plans (“NAPs”) for the period 2008 through 2012 have been finalized in all EU member states and the allowances assigned to ArcelorMittal’s EU operating subsidiaries are no longer expected to fall short for this period given the present slowdown in production.

For the period after 2012, the EU institutions adopted on December 17, 2008 the so-called “climate and energy package” which, inter alia, aims to reduce the Community’s greenhouse gas (“GHG”) emissions by 20% by 2020 compared to 1990 levels, and 30% if other developed countries commit themselves to comparable emission reductions and economically more advanced developing countries contribute adequately according to their responsibilities and capabilities. The package contains in particular the following legislative documents:

•	Directive 2009/29/EC of April 23, 2009 to improve and extend the greenhouse gas emission allowance trading scheme of the European Union.

•	Decision no. 406/2009/EC of April 23, 2009 on the effort of Member States to reduce their GHG emissions to meet the Community’s GHG emission reduction commitments up to 2020.

•	Directive 2009/31/EC of April 23, 2009 on the geological storage of carbon dioxide.

•	Directive 2009/28/EC of April 23, 2009 on the promotion of the use of energy from renewable sources.

In particular, the new ETS includes centralized allocation rather than national allocation plans, a cap designed to achieve an overall reduction of greenhouse gases for the ETS sectors of 21% in 2020 compared to 2005 emissions and auctioning as the basic principle for allocating emissions allowances, with transitional free allocation in particular on the basis of benchmarks for manufacturing industries under risk of “carbon leakage”. Many issues that ultimately will determine the impact of the revised ETS scheme are further elaborated in implementing legislation. Through Commission Decision 2010/2/EU of December 24, 2009, manufacturing of coke oven products, of basic iron and steel, of ferro-alloys and of cast iron tubes have been recognized as exposed to a significant risk of carbon leakage. On December 15, 2010, the EU Climate Change Committee adopted a draft decision determining transitional EU-wide rules for the harmonized free allocation of emission allowances. The draft decision, which will now be sent to the European Parliament and Council for a three month “scrutiny” under the comitology procedure before being adopted, determines the benchmark values for the steel industry. The values adopted are lower than those proposed by the European steel industry and will lead to significant additional cost for steel companies in Europe.

Another regulation relating to the auctioning of greenhouse gas emission allowances recently went into effect, completing the E.U.’s legislative framework in this area (Commission Regulation (EU) no. 1031/2010 of November 12, 2010 on the timing, administration and other aspects of auctioning of greenhouse gas emission allowances pursuant to Directive 2003/87/EC of the European Parliament and of the Council establishing a scheme for greenhouse gas emission allowances trading within the Community).

In 2010, ArcelorMittal approved certain capital expenditures for more than $110 million in order to facilitate compliance with these EU environmental regulations, including the following: $40 million at sinter plants; $39 million at the coke plants; $10 at the blast furnace plants, $4 million at the steel plants, $5 million at cold rolling and $15 million for actions in water treatment and storage tanks.

Other Jurisdictions

Increasingly stringent environmental laws and regulations also have been adopted in other jurisdictions. Set out below is a summary of the principal environmental legislation applicable to ArcelorMittal in key jurisdictions where it has substantial manufacturing or mining operations.

Algeria

The Decree 06-138 of April 2006 for air emissions and the Decree 06-141 of April 2006 for water discharges define the limit values that companies have to comply within five years. Moreover, a financial law introduced in July 2008 imposes additional taxes for air emissions and water discharge. These taxes are calculated according to the method described in

Decree 07-299 of September 2007 for the atmospheric emissions and the Decree 07-300 of September 2007 for liquid effluents. The date of application of these taxes is not defined. However, the Wilaya State environmental authorities, to whose authority ArcelorMittal Annaba is subject, has received from the Ministry of Environment an instruction pursuant to the Decree 06-141 with respect to the calculation and implementation of the tax relating to the liquid effluents for the year 2011.

An Executive Decree dated June 21, 2009 requires authorization to discharge liquid effluents, other than sewage, from mining activities. In accordance with the provisions of the Ministerial Decree 06-198 of May 31, 2006 on hazards, ArcelorMittal Annaba submitted in 2009 an environmental audit and a study relating to the authorization of its operations. This report is currently in the approval process. Decree no. 09-338 dated October 20, 2009 on the multiplier of the tax (tax enacted in Finance Act 1999) on the polluting or dangerous activity on the environment was implemented in 2010. In September 2010, an application for authorization to operate waste and co-products disposal and storage with all the supporting documentation was submitted to the Ministry of Environment. The approval is pending.

In the context of a draft contract of performance between ArcelorMittal Annaba and the Ministry of Environment, in 2010, ArcelorMittal Annaba submitted a proposal which foresees a set of compliance actions until 2017 to the Ministry of Environment.

Argentina

The following laws and decrees are applicable to our operations in Argentina:

Federal Law 25675 (2002), Law 11723 in the province of Buenos Aires and Law 11717 in the province of Santa Fe, which define the provisions for the environment, sustainable development, preservation of protected species and remediation of damage to the environment.

Federal Law 25831 (2004), Federal Law 25670 (2002) and associated Decree 853 (2007), Federal Law 24051 (1992) and associated Decrees 1844 and 806, which relate to the management of industrial waste, PCBs and hazardous waste.

Federal Law 26331 (2007), which concerns the protection and clearing of native forests, including impact studies, consultation of local communities and publicly available information under Federal Law 25831 (2004).

Federal Law 26168 (2006), which grants the Authority of the Matanza Riachuelo Basin (“ACUMAR”) the power to regulate and control industrial activities in the area in which ArcelorMittal Works Acindar is located.

Law 11459 and Decree 1741 for the Province of Buenos Aires, and Law 11717 and Decree 101 for the Province of Santa Fe, which regulate the environmental impact studies, certificates of environmental conformity and, in the Province of Buenos Aires, permits relating to atmospheric emissions from fixed sources and industries.

The following regulations are applicable to the Matanza-Riachuelo Basin area, where the Tablada Plant is located: Disposition 29/10 and Resolutions 123/10, 132/10, 365/10, 366/10, 372/10, 373/10, 374/10, 416/10, referring to the creation of the Register of Environmental Industries, definition of pollutant agent, as well as the requirement to submit to the ACUMAR a plan for industrial restructuring. Also, resolution 34/10 was passed, which defines the obligation to maintain environmental insurance.

In Buenos Aires province, Resolution 88/2010 punishes the non-compliance with the Control Program of Remediation, Liabilities and Environmental Risk, and the Resolution 165/10 about Environmental Insurance.

In Santa Fe Province, Decree 274/2010 was passed, which approves the General Regulations for the road transport of Hazardous Waste.

Bosnia and Herzegovina

A new set of laws and regulations became effective on January 1, 2008. In order to restart full production at ArcelorMittal Zenica’s plant in 2008 and to obtain all relevant permits, an environmental protection plan was submitted to federal and local authorities in 2007. In February 2009, the Federal Government approved all environmental protection plans, except for the industrial waste landfill Rača. In 2009, ArcelorMittal Zenica received a joint water permit from the federal authorities for all plants. This joint water permit is issued for a period of two years. In December 2009, ArcelorMittal Zenica received environmental permits for the EAF and BOF steel plants, blast furnace, forge plant and rolling mill. In November 2010, ArcelorMittal Zenica received environmental permits for the coke plant, sinter plant and power plant. All the above-mentioned environmental permits, with the exception of the joint water permit, are issued for a five-year period. In addition, environmental permits for the transportation facility and Rača dump yard should be issued in 2011 after revision of the environmental protection plan related to the Rača dump yard. The Zenica plant will require capital expenditures, in an amount not yet determined, to improve and complete existing pollution control equipment.

Brazil

Decree no. 6514/2008, which implements Law no. 9605/2008 on environmental liability, and Decree no. 6686/2008 which implements the law on environmental crimes were both published in 2008.

Decree no. 6848/2009, which implements Law no. 9985/2000 concerning environmental compensation, establishes the percentage of total planned investments that must be devoted to greenfield projects in areas of conservation. Moreover, federal law places certain restrictions on the location of mining projects. The Instituto Brasileiro do Meio Ambiente (“IBAMA”) controls licensing over certain types of land, including indigenous lands within 50 kilometers of the border of a neighboring country, environmentally protected areas (referred to locally as conservation units), or lands within or affecting more than one state, such as a railway. All other projects are licensed by the agencies of the state in which the project is located.

Federal Resolution no. 382/2006, which was published by the Brazilian National Environmental Council (CONAMA) imposes more stringent limitations on dust, sulphur dioxide and nitrogen oxide for new sources in the steel industry. Administrative Order no. 259/2009 published by the Ministry of the Environment (MMA) and IBAMA requires that the EIS (Environmental Impact Statement) contain a specific chapter on alternative clean technologies that can reduce the impact on the health of workers and the environment. The principal labor union is involved in the information and consultation process relating to the health, safety and environmental license.

Federal Resolution no. 396/2008 published by CONAMA defines the guidelines and the guiding quality standards for classification of groundwater.

The state policy on solid waste management and recovery in the area of Espirito Santo, where ArcelorMittal Tubarão is located, is outlined in Law no. 9264/2009.

Regarding soil protection, a CONAMA federal resolution was approved on November 26, 2009. It established guidelines for environmental management of contaminated areas by chemicals due to human activities. It also defined criteria and guidelines for soil quality for the presence of such substances and installed the classification of soil quality. This Federal Resolution is considered to be one that will have a major impact in the Environment Management System in the steel industry in Brazil. States have already started to define soil criteria and procedures for the implementation of such regulation. Minas Gerais state has already published its own regulation (DN 02/2010) and is already questioning all industry activities towards past contamination on soil and groundwater.

Federal Law no. 12305/2010 established the National Policy on Solid Waste, which sets out principles, objectives, instruments and guidelines for the management of solid residues and defined responsibilities for generators and government.

Taxation on water usage and discharge is implemented in São Paulo and Minas Gerais drainage basins. Some industrial facilities are already concerned. Such taxation is expected to be extended in future to all major Brazilian basins.

National decree no. 7390/2010 regulates Articles 6, 11 and 12 of the National Policy on Climate Change (Law 12187 of December 29, 2009). Its impact on the steel sector is not yet clearly defined, but the decree establishes:

•

the creation of sectoral plans by the end of 2011, among which the Plan for Reducing Emissions for the Steel Industry is scheduled. ArcelorMittal Brazil is participating in the Strategic Studies and Management working group created to encourage the use of charcoal in the Brazilian steel industry.

•	the reduction of 3.236 billion tons of CO2 equivalent until 2020 (234 million of which will be responsibility of the industrial sector, including the steel sector).

Law no. 9531, which established the State Policy on Climate Changes in the area of Espírito Santo, was published on September 16, 2010. This law includes (i) climate issues in project environmental licensing with the possibility for public authority to set up rules for compensation of greenhouse gas emissions and (ii) the possibility to establish sectoral efficiency goals based on greenhouse gas emissions inventory for each sector.

São Paulo state, through Law no. 13798/2009 and its respective Decree no. 55947/ 2010 sets targets of reducing by 20% the State’s greenhouse gas Emissions as compared to 2005. A target reduction level for the steel industry is expected to be established in 2011.

Canada

In April 2007, Environment Canada’s Clean Air Regulatory Agenda contemplated emission-intensity reductions to greenhouse gases beginning in 2010 and absolute limits on emissions of certain conventional air pollutants effective in 2015. In 2009, the Government of Canada announced a shift in its climate change policy going forward, indicating its intention to design and implement a cap and trade regulatory framework for limiting GHG emissions, harmonized as much as possible with the program to be implemented in the United States. Four Canadian provinces have joined the Western Climate Initiative; a sub-national North American GHG program intended to implement the cap-and-trade regimes at the national and provincial levels. Company and industry representatives are actively working to encourage all levels of government to avoid duplicate GHG regulatory frameworks. Concerning conventional air pollutants, Environment Canada, industries and Non Governmental Organizations (“NGOs”) are currently in discussions to establish Base Level Industrial Emissions Requirements (BLIERSs) to be reflected in new federal air emission limits.

ArcelorMittal Mines Canada is involved in this program with two other iron ore producers. In the iron ore sector, dust, SOx and NOx are the pollutants potentially subject to a BLIER.

Canadian steelmakers must file pollution prevention plans with Environment Canada addressing efforts to reduce mercury emissions on an annual basis. ArcelorMittal Dofasco, ArcelorMittal Contrecoeur, ArcelorMittal Contrecoeur-Ouest and other member companies of the Canadian Steel Producers Association meet this obligation by funding a national program to remove mercury-containing convenience switches from end-of-life vehicles before they enter the scrap stream and implementing mercury-free scrap purchasing policies.

In the Province of Ontario, ArcelorMittal Dofasco’s application to the Ontario Ministry of the Environment for alternative and site-specific air emissions standards to address new air emission limits under Ontario regulation 419/05 was approved in August 2010. As a condition of the approval, ArcelorMittal Dofasco must implement a $16.1 million action plan of environmental capital projects and operating programs between 2010 and 2014 to reduce emissions of certain parameters.

In the Province of Quebec, the metallurgical sector facilities are negotiating new environmental permits that will apply to the ArcelorMittal Mines Canada and ArcelorMittal Contrecoeur works. This program will require ArcelorMittal Mines Canada to invest in wastewater treatment at Port-Cartier and conduct studies on and monitor both the Port-Cartier and Mount Wright sites. The permit for Mount Wright was issued in March 2010, and we expect that the permit for Port-Cartier will be issued in the first half of 2011. ArcelorMittal Mines Canada had received the approval from the Quebec Ministry of Natural Resources regarding the restoration plan for its facilities in Port-Cartier. This plan provides an amount of $19.3 million for the restoration costs and a total amount of $980,368 concerning the financial guarantee which should be funded.

ArcelorMittal Montréal expects that the new permits for ArcelorMittal’s Contrecoeur and Contrecoeur-Ouest facilities will be issued in 2011 following last minute disagreements about emissions limits. Obtaining the new permits will require increasing monitoring frequencies as well as conducting certain studies. A new Quebec regulation will require reporting monthly volume of water pumped from rivers beginning in the fourth quarter of 2009.

In October 2007, a new carbon tax was implemented and applies to the purchase of fossil fuels. The tax, which only applies to the province of Quebec, is based on GHG emissions.

The upcoming new regulation related to air quality in Québec is still to be published but no date has been put forward. Analysis of its possible impact in the DRI plant and steel mill is being made by considering the most likely scenarios. In consideration of future air regulations, a consultant was hired and studied major improvements at our ArcelorMittal Contrecoeur and ArcelorMittal Contrecoeur-Ouest steel mills. At the ArcelorMittal Contrecoeur Direct Reduced Iron plant, the reformer air emissions were tested in December 2009 and three other scrubbers were also tested in October 2010.

Kazakhstan

Kazakhstan’s Environmental code no. 212-III dated January 9, 2007 specifies the requirements for licensing, standardization, environmental audits, environmental permits, in-process controls and monitoring. It establishes the liabilities of users of natural resources in respect of design development and operation of economic entities and other facilities; the responsibilities as to emissions, discharge of wastewater and the operation and maintenance of landfills and long-term waste storage.

Law no.164-IV dated June 23, 2009, amended the Environment Code with respect to the import of environmental hazard processes, techniques and equipment imported to the Republic of Kazakhstan.

Liberia

The Environmental Protection Agency (EPA) is an autonomous statutory body, established under the Act Creating the Environmental Protection Agency of the Republic of Liberia (2003) (the “EPA Act”), to address the country’s environmental issues. Its mandate was confirmed when the EPA became a fully functioning entity in 2006, with the appointment of a board of directors and the establishment of a Policy Council.

The Act Adopting the Environment Protection and Management Law of the Republic of Liberia (2002) (EPML) is the principal piece of legislation covering environmental protection and management in Liberia. It provides the legal framework for the sustainable development, management and protection of the environment by the EPA in partnership with relevant ministries, autonomous agencies and organizations.

The Liberian system incorporates all social impact assessment within the Environmental Impact Assessment, otherwise referred to as “ESIA” by ArcelorMittal. The EPA’s Environmental Impact Assessment Procedural Guidelines provide a practical interpretation of the requirements of the EPML with respect to ESIA.

The Act Adopting the National Forestry Reform Law (2006), together with the National Forestry Law (2000) and the Act Creating the Forestry Development Authority (2000) which it amended, cover all aspects of commercial and community use of forests. This law also has a primary role with respect to the wider environment, covering environmental protection, protected forests and protected areas for wildlife.

The categories of protected forest areas are contained in the Protected Forest Areas Network Law (2003). This, in aiming to protect Liberia’s forests from deforestation, fragmentation and degradation, specifically requires the establishment of a Protected Forest Areas Network to cover at least 30% of the existing forested area of Liberia. It defines eight protected area types, two of which have relevance to ArcelorMittal’s mining operations in Liberia because of the proximity of such areas (i.e., national forest and nature reserve).

The key government policy with regard to biodiversity is the National Biodiversity Strategy and Action Plan (2004), which implements the Convention on Biological Diversity at national level. It comprises two components: the vision statement, the guiding principles, the goals and objectives, on the one hand, and the actions for biodiversity conservation, sustainable use, and benefit sharing, on the other hand. The goals and objectives are developed in accordance with the guiding principles.

Macedonia

Complementary to the framework laws on environment N° 53/05, 81/05, 24/07 and 159/08 which regulate environmental permits, environmental audits, prevention and control of major accidents involving hazardous substances and environmental liability the following specific regulations are also applicable: N° 67/04, 92/07 on quality of ambient air, N° 68/04, 71/04, 107/07, 102/08, 143/08 on management of waste, N° 87/08, 06/09 on water protection, N° 145/10 on chemicals and N° 79/07 on noise.

To comply with these environmental laws and regulations, ArcelorMittal anticipates investments in an amount not yet determined for AM Skopje in complement to the $1.8 million already invested in 2008.

The Republic of Macedonia has ratified the Kyoto Protocol as a non-Annex I country.

Mexico

In Mexico, steel and mining activities are under federal jurisdiction. Permits to operate are subject to different environmental authorizations. Complementary to the framework law on the environment of January 28, 1988 (Ley general para el equilibrio ecologico y protección ambiente or “LGEEPA”), the following specific regulations apply: prevention and control of air pollution of November 25, 1988, environmental impact study of May 30, 2000, environmental audit of April 29, 2010, transfer of contaminants of June 3, 2004, water management of April 29, 2004, waste management of May 22, 2006), sustainable forestry development act of February 25, 2003 which established a mandatory environmental impact study and authorization for that certain activities, including mining activities, and radioactivity control of March 2, 1985.

ArcelorMittal México has launched a compliance action plan for its steel and mining activities and has approved in 2010 investments of more than $34 million for the control of dust emissions at its steel facilities.

Russia

ArcelorMittal’s mining subsidiaries operating in the Kuzbass region of Russia are subject to several Russian Federation laws and regulations in the field of environmental protection, including Law no. 7 “On Environmental Protection” dated January 10, 2002; Law “On Air Protection” dated May 4, 1992; Law no. 89-FZ “On Production and Consumption Wastes” dated June 24, 1998; Water Code no. 74/FZ dated June 3, 2006; Land Code no. 136-FZ dated October 25, 2001; and Forest Code no. 101/FZ dated August 10, 2008, among others.

In 2007, once the new Water Code dated March 30, 2007 went into effect, requirements to limit wastewater from mining activities increased considerably. As of December 31, 2008, the legislation monitors 19 pollutants in mine wastewater, with new standards and provisions for penalties in the case of non-compliance. The main pollutants are coal and rock dust suspended solids, ferrous sulphate, dissolved phenolic compounds and oils. The existing wastewater treatment facilities at the mines were commissioned in 1976 and are now obsolete. On the basis of estimates provided by external design offices and validated by state experts, the Berezovskaya and Pervomayskaya mines anticipate spending over $18.5 million on wastewater treatment plant improvements over the next few years to achieve compliance with the new standards. In the first instance, $1 million was allocated in 2010 at the Berezovskaya mine to improve the situation. ArcelorMittal’s Russian mining subsidiaries are exposed to penal sanctions and penalties if compliance with the new standards is not met. Such penalty could already be decided by the state in 2011 on basis of the RF Water Code and its implementing Order no. 87 dated April 13, 2009.

Senegal

In Senegal, the environmental regulations applicable to mining companies are set forth in the Mining Code, Act n° 2003-36 of November 24, 2003, its application decree n°2004-647 of May 17, 2004 and the Code of the Environment, Act n° 2001-01 of January 15, 2001.

These laws outline the requirements that apply to the activities of mining companies, including the exploration phase, exploitation phase and the rehabilitation of a mining site at the end of a mining lease.

Concerning the site of Falémé, a preliminary environmental impact study has inventoried the issues to be considered when implementing the mining project, the construction and operation of a railway, and the construction of a mineral port.

South Africa

The National Environmental Management Act (“NEMA”) of 1998 serves as the departure point for any project in South Africa and determines the Environmental Impact Assessment (“EIA”) procedure that needs to be followed in order to obtain the required authorization. NEMA is applicable to new infrastructure, capacity increases, changes to or upgrades of existing infrastructure and all water-air-waste related activities. A General Authorization (“Record of Decision” or “ROD”) is issued in terms of this act for any related projects. There is also a strong link between this Act and new legislation that is promulgated and this Act can be regarded as an “umbrella” for such legislation.

To regulate water use, water abstraction, effluent discharges and potential pollution of water resources including ground water, Water Use Licenses (“WUL”) are issued under the National Water Act of 1998. Due to the scarcity of water in South Africa, the authorities are placing an emphasis on water recycling in permits; “Zero Effluent Discharge” (ZED) status is a condition many plants are required to achieve and two integrated facilities, Saldanha Works and Vanderbijlpark Works, have achieved ZED status to date. Newcastle Works is expected to achieve ZED status by early 2013.

In South Africa two new acts were recently implemented.

A new Waste Act, which came into effect on July 1, 2009, applies to all waste and by-product related activities and contaminated land. Waste Management Licenses are issued in terms of this Act after the EIA process (including public participation) is concluded as per NEMA. Existing disposal facilities are also included in this Act, although existing permits will remain valid until new Waste Management Licenses are issued. The most significant new issue pertaining to the Waste Act is that by-product related activities now require a Waste Management License. The level of duplication that is introduced by this requirement is of concern as by-product related activities are also regulated in terms of other environmental laws. The interpretation of the definition of waste remains a contentious issue and negotiations with the authorities have not been concluded on this matter.

During 2009, the South African government promulgated various amendments to environmental laws. Most of the amendments were introduced to facilitate enforcement of the various pieces of legislation and to criminalize non-compliant activities that were not criminalized before. Transgression of many environmental laws in South Africa could from now on have criminal liability attached to it.

A new Air Quality Act, which took full effect on April 1, 2010, introduced strict emission standards for new and existing plants. Existing plants or processes are granted a period of between five and ten years to achieve standards set for new plants. Atmospheric Emission Licenses will be issued in terms of this legislation after a General Authorization is issued under NEMA. ArcelorMittal’s coke making operations, in particular, have been severely affected by the implementation of the new emission standards, and major capital expenditures are expected to be implemented over the next five years.

In December 2010, the Department of National Treasury launched a public consultation on the option to install a carbon tax in view to reduce GHG emissions. ArcelorMittal South Africa is closely monitoring this proposal.

Trinidad & Tobago

Various pieces of legislation have been enacted under the Environment Management Act of March 8, 2000, two of which include the Water Pollution Rules of October 24, 2001 and the Noise Pollution Rules of April 19, 2001. ArcelorMittal Point Lisas was registered under the Water Pollution Rules in 2008. Two other pieces of legislation are being proposed—the Air Pollution Rules of 2001 and the Waste Management Rules of 2008. In accordance with the requirements of the Pesticides and the Toxic Chemicals Act, ArcelorMittal Point Lisas is currently in the process of registering the premises and chemicals used and/or stored on its site.

Ukraine

A new air regulation (No. 309) was published in Ukraine on June 27, 2006 and significantly restricts the emission limits of 140 substances for all types of plants. Priority pollutants are particulate matter, sulphur dioxide, nitrogen dioxide and carbon monoxide.

In order to comply with environmental regulations, a number of initiatives are expected to be implemented at ArcelorMittal Kryviy Rih for the control of air emissions at the iron and steel facilities and for the disposal of tailings at the mining activities. In 2010, ArcelorMittal approved capital expenditures for approximately $118 million for the abatement of atmospheric emissions and $40 million for the disposal of tailings.

Venezuela

Unicon’s operations are subject to various environmental laws and regulations including: Environmental Frame Law, Environmental Penal Law, Hazardous Substances, Materials and Wastes Law, Decree 658 on Air Emissions Control, Decree 1400 on Water Use, Decree 2216 on Solid Wastes, Decree 2.635 on Hazardous Recoverable Materials and Wastes, Decree 3.219 on Water Pollution Control.

All Unicon’s sites hold the necessary operating permits except the Wastewater Treatment Plant 1, which is not yet completed or registered. To comply with the environmental legislation, Unicon has launched different improvement projects at its wastewater treatment plants and with respect to the storage and handling of hazardous materials and wastes.

For further details regarding specific environmental proceedings involving ArcelorMittal, including a description of the more significant remediation sites, see “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 24 to ArcelorMittal’s consolidated financial statements.

Health and Safety Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. As these laws and regulations in the United States, the European Union and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain compliance. ArcelorMittal has established corporate health and safety guidelines requiring each of its business units to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. ArcelorMittal has a clear and strong health and safety policy aimed at reducing the severity and frequency of accidents on a continuing basis. The policy outlines the commitment ArcelorMittal has made to the health and safety of all employees and implements a common health and safety model across the entire organization which permits the Corporate Health and Safety department to define and follow-up performance targets and monitor results from every business unit and site. Further, ArcelorMittal has implemented an injury tracking and reporting database to track all information on injuries, lost man-days and other significant events. At present, the database enables access to statistics for the ArcelorMittal group as a whole, and more detailed information on injuries for business units and sites. Additional information is available at the plant sites. The new system incorporates a company-wide used return-of experience system for disseminating lessons learned from individual incidents. The aim is to achieve faster and more accurate feedback on the cause of accidents in order to prevent recurrence of accidents. A benchmarking component has been added, which was deployed in 2010; as with any database, contents and use will grow over time. To check compliance, an auditing system has been put in place to monitor compliance with internal standards and Occupational Health and Safety Assessment Series implementation.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) recently enacted in the United States, each reporting operator of a coal or other mine is required to include certain mine safety information within its periodic reports filed with the SEC. Pursuant to Section 1503 of the Dodd-Frank Act, the Company presents information regarding certain mining safety and health matters for each of its U.S. mine locations in Exhibit 15.2 to this annual report.

Foreign Trade

ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2010, certain countries and communities, such as Brazil, Canada, Colombia, the European Union, Gulf Cooperation Council, India, Israel, Russia, Thailand and the United States have initiated proceedings to decide whether to impose/continue imposing trade remedies (usually antidumping or safeguard measures) against injury or the threat caused by steel imports originating from various steel producing countries.

Under international agreements and the domestic trade laws of many countries, trade remedies are available to domestic industries where imports are “dumped” or “subsidized” and such imports cause injury, or a threat thereof to a domestic industry. Although there are differences in how the trade remedies are assessed, such laws typically have common features established in accordance with World Trade Organization (“WTO”) standards. Dumping involves selling for export a product at a price lower than that at which the same or similar product is sold in the home market of the exporter, or where the export prices are lower than a value that typically must be at or above the full cost of production (including sales and marketing costs) and a reasonable amount for profit. Subsidies from governments (including, among other things, grants and loans at artificially low interest rates) under certain circumstances are similarly actionable. The trade remedy available is typically an antidumping duty order or suspension agreement where injurious dumping is found and a countervailing duty order or suspension agreement where injurious subsidization is found. A duty equal to the amount of dumping or subsidization is imposed on the importer of the product. Such orders and suspension agreements do not prevent the importation of product, but rather require either that the product be priced at a non-dumped level or without the benefit of subsidies or that the importer pay the difference between such dumped or subsidized price and the actual price to the government as a duty.

Safeguard measures are addressed more generally to a particular product irrespective of its source to protect the domestic production against increased imports of the exported product. The remedies available under the safeguard investigations are commonly safeguard duties or allocation of quotas on the exported products between the exporting countries.

Each year there is typically a range of so-called “sunset” reviews affecting various countries of interest to ArcelorMittal. For example, the United States had a wire rod sunset review in 2008. In 2009, the United States completed a sunset review of the anti-dumping orders on cut-to-length plate from China, Russia and Ukraine, and in 2010, it initiated sunset reviews of orders on hot-rolled steel from Brazil, Japan, and Russia and cut-to-length plate from India, Indonesia, Italy, Japan and Korea. These sunset proceedings will be completed in 2011. All WTO members are required to review antidumping duty and countervailing duty orders and suspension agreements every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of the injury within the reasonably foreseeable future if the orders are revoked. If the government finds both dumping or subsidization and the injury are likely to continue or recur, then the orders are continued. In case of safeguard measures for duration exceeding three years, all WTO members are required to review the imposed measures in the mid-term of the relevant measure. After a review, restrictions may be extended if they continue to be required, but the total period of relief provided may not exceed eight years.

In a number of markets in which ArcelorMittal has manufacturing operations, it may be a beneficiary of trade actions intended to address trade problems consistent with WTO regulations. In other situations, certain operations of ArcelorMittal may be a respondent in one or more trade cases and its products subject to duties or other trade restrictions.

In some developing countries in which ArcelorMittal is producing, state intervention impacts trade issues. For example, exports of steel mill products could require licenses from the local ministry of industry and trade or could be required to domicile, or submit for registration, export contracts with the local central bank.

Key Currency Regulations and Exchange Controls

The South African rand (“ZAR”) is subject to exchange controls enforced by the South African Reserve Bank (“SARB”). Prior approval is required for foreign funding, hedging policies and offshore investments. Imports and export payments are monitored by the Central Bank. Although the ZAR has not been fully convertible since 1941, the SARB has taken steps to gradually relax exchange controls. To ease the burden of compliance for small and medium-sized businesses, the current application process for approval from the Financial Surveillance Department, before undertaking new foreign direct investment, has been removed for company transactions from below ZAR 50 million to below ZAR 500 million per Applicant Company per calendar year. Such applications need only be approved by Authorized Dealers. Furthermore, they removed the 180 day rule requiring export companies to convert their foreign exchange proceeds into rand and permit South African companies to open foreign bank accounts without prior approval. Offshore bank accounts may however, only be used for permissible transactions. Qualifying international companies will be allowed to raise and transfer capital offshore without exchange control approval as from January 1, 2011.

The purchase and sale of foreign currency by Kazakh residents (including legal entities) is restricted by the National Bank of Kazakhstan. There are no requirements for foreign investors in order to invest in the country; however investors are required to obtain a tax registration number in order to open a cash account in Kazakhstan. Payments in “routine currency operations” may be made by Kazakh residents to non-residents through authorized banks without any restriction. Routine currency operations include:

•	import/export settlements with payment within 180 days;

•	short-term loans with terms of less than 180 days;

•	dividends, interest and other income from deposits, investments, loans and other operations; and

•	non-commercial transactions such as wages and pensions in Kazakh tenge (“KZT”).

Direct investment in Kazakhstan (a purchase of 10% or more of a Kazakh company’s equity) by non-residents, as well as residents’ direct investment abroad, are subject to registration requirements. The registration regime only applies if the amount of a currency transaction exceeds $300,000 (in the case of currency being invested in Kazakhstan) and $50,000 (in the case of currency being transferred out of Kazakhstan).

Operations involving the transfer of capital from residents to non-residents require a license from the National Bank of Kazakhstan, and transactions involving the transfer of capital from non-residents to residents must be registered with the National Bank of Kazakhstan. Licenses are issued on a case-by-case basis and are valid for a single transaction only. These transactions include:

•	payments for exclusive rights to intellectual property;

•	payments for rights to immovable property;

•	settlements for import/export transactions;

•	loans with terms of more than 180 days;

•	international transfers of pension assets; and

•	insurance and re-insurance contracts of an accumulative nature.

The Algerian foreign currency market is regulated by the Central Bank of Algeria. Exchange control regulations do not permit capital account convertibility of the Algerian dinar (“DZD”) with a few exceptions involving Algerian companies investing in overseas projects. Currency outflows on current accounts, while freely permitted for the import of goods, are subject to controls for payments for service contracts. Overseas dividend repatriation is permitted subject to a 20% withholding tax. Algerian companies are restricted from investing their cash surplus overseas. All overseas remittances have to be made through the Central Bank. Exporters are permitted to retain 50% of their proceeds in foreign currency accounts, 20% of which can be utilized freely and the rest of which can be used in accordance with certain restrictions. Hedging of currencies is tightly regulated and restricted. Overseas investment in and out of Algeria requires compliance with several fiscal regulations.

In September 2010, Algeria’s government unveiled a series of measures that appear to confirm the shift towards greater economic regulation. The measures were included in a supplementary budget law, which states that any foreign firm bidding for a state contract must form a joint venture with an Algerian company.

The rule also states that before Algerian entrepreneurs can bring goods exceeding €1,500 ($1,900) into the country, importers must first obtain a letter of credit from a bank to cover the value of the goods. The supplementary budget law provides an exemption for industries that need to import materials and spare parts essential to their production, up to a value of 2 million Algerian dinars (€20,000). It also exempts import of services.

Ukraine has significant restrictions on capital account flows, currencies and financial instruments that govern all aspects of transactions in the local currency, the hryvnia (“UAH”), and foreign currency, even if the authorities have taken some measures in recent years to improve the functioning of the foreign exchange market.

The main regulatory body of the government is the National Bank of Ukraine, which has wide regulatory powers in this field. Export of capital from Ukraine, offshore investments, and purchases of foreign currency by Ukrainian companies are heavily regulated and are subject to National Bank regulations. Any transfer of foreign currency abroad from Ukraine requires an individual license from the National Bank, subject to an exhaustive list of exemptions. Such exemptions include:

•

payment in foreign currency abroad by a Ukrainian resident in the discharge of a contractual obligation in such foreign currency to a non-resident in settlement for goods, services, intellectual property rights, or other property rights acquired or received by the resident from the non-resident (however, an acquisition of securities or other “currency valuables” does not fall within this exemption);

•	payment of interest under a loan or income earned (such as, dividends) from a foreign investment in foreign currency abroad; and

•	repatriation abroad from Ukraine of the amount of a foreign investment in foreign currency previously made in Ukraine upon the termination of the relevant investment activity.

An individual National Bank license is also required for:

•	repatriation and transfer of funds in UAH into Ukraine, if in excess of the amounts in UAH which have been transferred abroad on legal grounds;

•

depositing funds in foreign currency and other “currency valuables” (such as securities) in an account outside Ukraine, except in the case of an account opening by a duly licensed Ukrainian commercial bank of a correspondent account with a foreign bank; and

•	investing abroad, including transferring foreign currency abroad in connection with acquisitions of assets and securities.

The National Bank of Ukraine issues both individual and general foreign exchange licenses to conduct foreign exchange transactions that are within the guidelines of the government’s exchange controls. General licenses are issued to financial institutions and commercial banks to conduct currency transactions. These licenses are for an indefinite period of time and allow banks and financial institutions to conduct a wide range of foreign exchange activities, including transfers and foreign exchange trading. Individual licenses are issued by the National Bank of Ukraine to residents and non-residents for the sole purpose of transacting and completing a stated and agreed-upon single foreign currency transaction.

The receipt of a foreign currency loan by a Ukrainian resident (including a Ukrainian bank) from a non-resident is subject to the registration of the loan with the National Bank. Ukrainian residents are required to settle import/export transactions within 90 days (180 days previously) without restrictions. Ukrainian legal entities may acquire non-cash foreign currency in Ukraine only through a duly licensed Ukrainian commercial bank or non-bank financial institution and only in a limited number of cases and subject to certain conditions.

In Brazil, all foreign exchange transactions are carried out on a single foreign exchange market. Foreign currencies may be purchased or sold only through Brazilian financial institutions authorized to operate in such market and are subject to registration with the Central Bank of Brazil’s electronic system. The Central Bank allows the Brazilian real (“BRL”) to U.S. dollar exchange rate to float freely, as it does in respect of other exchange rates, although it has intervened occasionally to control volatility. Exchange controls on foreign capital and international reserves are administrated by the Central Bank. During periods of strong BRL appreciation, the Central Bank has implemented measures to discourage foreign portfolio capital from entering the country. The authorities reintroduced a 25% tax on investments in the local equity markets and a 1.5% tax on the depositary receipts of Brazilian countries. These taxes, however, are not applicable to ArcelorMittal entities, as they do not possess such investments. Foreign and local companies may borrow internationally subject to registration with an approval by the Central Bank. Local companies may maintain up to 100% of their export revenues abroad.

In India, the exchange rate of the Indian rupee (“INR”) is determined in the interbank foreign exchange market. The Reserve Bank of India (“RBI”) announces a daily reference rate for the rupee against the U.S. dollar, Japanese yen, British pound and euro. The RBI monitors the value of the rupee against a Real Effective Exchange Rate (“REER”). The REER consists of six currencies: U.S. dollar, euro, British pound, Japanese yen, Chinese yuan and Hong Kong dollar. The rupee rate has been known to deviate significantly from longer-term REER trends. The RBI intervenes actively in the foreign exchange market in cases of excessive volatility. Exchange controls are established by both the government and the RBI. The Foreign Exchange Management Act (FEMA) of 2000 mandates that the government oversee current account transactions, while the RBI regulates capital accounts transactions. Restrictions on purchases and sales of INR have been significantly relaxed since the early 1990s. Since 1995, the Indian rupee has had full current account convertibility, though exchange controls on capital account transactions remain in effect.

        The Chinese yuan (“CNY”) is a managed float with reference to a basket of currencies and non-deliverable currency. The exchange rate of the Chinese yuan is determined in the interbank foreign exchange market, the China Foreign Exchange Trade System (“CFETS”). Five currency pairs are traded in CFETS: the CNY is paired with each of the U.S. dollar, the Hong Kong dollar, the Japanese Yen, the euro and the British Pound. Since January 1, 2006, existing designated foreign exchange banks have been permitted to engage in a ‘bilateral trading platform’ which allows them to trade directly with other member banks in the CNY foreign exchange spot market, as opposed to just trading with CFETS, subject to a daily trading band limitation of no more than +/- 0.5% against the U.S. dollar. China maintains strict controls on its currency. Non-residents and Foreign Investment Enterprises (FIEs) must obtain a Foreign Exchange Registration Certificate (FERC) to open a foreign currency account onshore. There are three types of foreign currency accounts for non-residents: capital accounts (for investment and repatriation), current accounts (for trade) and loan accounts (for receiving and repaying loans). Residents may hold foreign currency in onshore accounts. In June 2010, in view of the recovering economic situation and financial market developments both at home and abroad, as well as the balance of payments situation in China, the People’s Bank of China has decided to proceed with further reform of the RMB exchange rate regime.

The Argentine peso (“ARS”) has not been freely convertible since December 2001. It is mandatory to convert 100% of foreign exchange revenues from exports into local currency. Exporters have from 60 to 360 consecutive days to convert foreign exchange receipts from exports depending on the type of exported product, and 120 days to settle foreign exchange receipts through the foreign exchange market. This term is extended to 180 days if the purchaser fails to pay and if the foreign exchange receipts result from export credit insurance. Services export receipts have 15 days to be converted into ARS. An exporter must transfer any payment within ten days from collection to the bank that transfers the funds into Argentina, but the exporter may also maintain the funds abroad in foreign currency until the due date. The Central Bank allows foreign exchange transactions for the purposes of futures settlements, guarantees, forwards, options and other derivatives as long as they are traded on-shore and settle in ARS. The authorities intervene in the foreign exchange market in order to maintain a stable rate. The central bank buys and sells US dollars at its discretion.

On June 7, 2010, the Central Bank of Argentina announced its intention to introduce tighter regulations on the trade of foreign currencies. Under the new rules, individuals and businesses purchasing foreign currencies above $250,000 per calendar year will be required to provide proof of income and corresponding tax data. Buyers will have to prove adequate declared assets to justify the currency purchase. Additionally, transactions carried out above the preset limit cannot be settled with cash, and are restricted to wire transfers and checks. The same regulations will also apply for transactions valued above $20,000 in any given month. Legislation governing foreign exchange for the purpose of imports, dividends and overseas debt payments will be unchanged.

The “Strong Bolivar” (Bs.F.) has been the official currency in Venezuela since January 2008. Although an exchange control system fixes its value vis-à-vis the U.S. dollar, an unofficial currency market has developed whereby the value of the U.S. dollar is quoted above the rate set by the official exchange control system. On June 4, 2010 the Exchange Agreement No. 18 was enacted, which established the parameters of the new regime for foreign currency transactions of securities, making the Central Bank of Venezuela the only authorized entity to buy and sell foreign currency.

On June 7, 2010, the Central Bank created the System of Transaction with Foreign Currency Instruments (SITME), which, among other things, publishes daily rates for trading securities, establishes the parameters for such transaction, fixes the price band in Bs.F., the amount traded and the exchange rate. Companies domiciled in Venezuela can acquire through SITME securities up to a daily maximum value of $50,000 and must not exceed $350,000 in a month.

In August 2010, the Central Bank decided to ease restrictions to allow companies to access the foreign exchange market. Since then, companies that are not authorized to buy U.S. dollars at official exchange rates are allowed to use SITME. The goal is to make foreign exchange transactions more “fluid.” The Bank also plans to periodically allocate U.S. dollars to companies facing purchase quotas.

On December 31, 2010, according to the SITME rate, one U.S. dollar was equal to 5.30 Bs.F. while the official exchange rate was one U.S dollar to 4.30 Bs.F. The Bs.F. was devalued on January 8, 2010, from Bs.F. 2.60 resulting in a rate of 4.3 Bs.F. per U.S. dollar. The Venezuelan Central Bank has announced that it will subsidize a rate of 2.6 Bs.F. per U.S. dollar for imports of food, medicine and other essential items. At the time of the devaluation, the swap market exchange rate was approximately 6.25 Bs.F. per U.S. dollar.

The exchange control system permits transfers abroad from Venezuela by purchasing U.S. dollars at the official rate of Bs.F. 4.30 per U.S. dollar if the profits or dividends:

•	derive from a foreign investment (business activities);

•	are registered with the Superintendence of Foreign Investments (SIEX); and

•

the transferor must have previously paid relevant taxes and purchased the foreign currency from the Foreign Exchange Administration Commission (CADIVI), which is only authorized on the basis of availability.

Foreign investors who have registered their investment with the SIEX are entitled to repatriate the funds obtained from the sale of shares, reduction of capital or liquidation related to such investment at any time. For this purpose, the exchange control system admits the possibility of granting foreign currency at the official rate from CADIVI, so that dividends can be converted into foreign currency (such as the U.S. dollar) for repatriation.

In practice, however, obtaining the required amount of foreign currency (particularly in U.S. dollars) from CADIVI may take several months or even years. There are no legal restrictions regarding the percentage of benefits or dividends that can be reinvested in companies in Venezuela.

Furthermore, there is a 34% tax on dividends paid by companies registered in Venezuela. This tax is calculated based on the extent to which a company’s net income exceeds its net taxed fiscal income. However, depending on the residence or domicile of the dividend beneficiary, the Conventions for the Avoidance of Double Taxation entered into by Venezuela may provide for a different taxation rate in respect of such dividends.

C. Organizational Structure

Corporate Structure

ArcelorMittal is a holding company with no business operations of its own. All of ArcelorMittal’s significant operating subsidiaries are indirectly owned by ArcelorMittal through intermediate holding companies. The following chart represents the operational structure of the Company, including ArcelorMittal’s significant operating subsidiaries (prior to the completion of the spin-off of its stainless steel operations, but taking into account the new Mining segment) and not its legal or ownership structure.

The following table identifies each significant operating subsidiary of ArcelorMittal, including its registered office and ArcelorMittal’s percentage ownership thereof.

Flat Carbon Americas
ArcelorMittal Dofasco Inc.	1330 Burlington Street East, P.O. Box 2460, L8N 3J5 Hamilton, Ontario, Canada	100.00%
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	Fco. J. Mujica No. 1-B, Apartado Postal No. 19-A, C.P. 60950, Cd. Lázaro Cárdenas, Michoacán, Mexico	100.00%
ArcelorMittal USA LLC.	1, South Dearborn, Chicago, IL 60603, USA	100.00%
ArcelorMittal Brasil S.A.	1115, avenida Carandai, 24° Andar, 30130-915 Belo Horizonte- MG, Brazil	100.00%

Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine S.A.S.	1 à 5, rue Luigi Cherubini, 93200 St Denis, France	100.00%
ArcelorMittal Belgium N.V.	Boulevard de l’Impératrice 66, B-1000 Brussels, Belgium	100.00%
ArcelorMittal España S.A.	Residencia La Granda, 33418 Gozon, Asturias, Spain	99.85%
ArcelorMittal Flat Carbon Europe S.A.	Avenue de la Liberté, 19, L-2930 Luxembourg, Luxembourg	100.00%
ArcelorMittal Galati S.A.	Strada Smardan nr. 1, Galati, Romania	99.69%
ArcelorMittal Poland S.A.	Al. J. Pilsudskiego 92, 41-308 Dąbrowa Górnicza, Poland	100.00%
Industeel Belgium S.A.	Rue de Châtelet, 266, 6030 Charleroi, Belgium	100.00%
Industeel France S.A.	1 à 5, rue Luigi Cherubini, 93200 St Denis, France	100.00%
ArcelorMittal Eisenhüttenstadt GmbH	Werkstr. 1, D-15890 Eisenhüttenstadt, Brandenburg, Germany	100.00%
ArcelorMittal Bremen GmbH	Carl-Benz Str. 30, D-28237 Bremen, Germany	100.00%
ArcelorMittal Méditerranée S.A.S.	1 à 5, rue Luigi Cherubini, 93200 St Denis, France	100.00%

Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	Leandro N. Alem 790 8° floor, Buenos Aires, Argentina	100.00%
ArcelorMittal Belval & Differdange SA	66, rue de Luxembourg, L-4221, Esch sur Alzette, Luxembourg	100.00%
ArcelorMittal Brasil S.A.	Avenida Carandai, 1115, 24° Andar, 30130-915 Belo Horizonte- MG, Brazil	100.00%
ArcelorMittal Hamburg GmbH	Dradenaustrasse 33, D-21129 Hamburg, Germany	100.00%
ArcelorMittal Las Truchas, S.A. de C.V.	Francisco J Mujica 1, 60950, Lázaro Cárdenas Michoacán, Mexico	100.00%
ArcelorMittal Montreal Inc	4000, route des Aciéries, Contrecoeur, Québec J0L 1C0, Canada	100.00%
ArcelorMittal Gipúzkoa S.L.	Carretera Nacional Madrid—Irun S/N, 20212 Olaberría, Spain	100.00%
ArcelorMittal Ostrava a.s.	Vratimovska 689, 707 02 Ostrava-Kunčice, Czech Republic	100.00	%(2)
ArcelorMittal Point Lisas Ltd.	Mediterranean Drive, Point Lisas, Couva, Trinidad and Tobago	100.00%
ArcelorMittal Poland S.A.	Al. J. Pilsudskiego 92, 41-308 Dąbrowa Górnicza, Poland	100.00%
Société Nationale de Sidérurgie S.A.	Route Nationale n° 2, Km 18, BP 551, Al Aarroui, Morocco	32.43	%(1)
ArcelorMittal Duisburg GmbH	Vohwinkelstraße 107, 47137 Duisburg, Germany	100.00%
ArcelorMittal Warszawa S.p.z.o.o.	Ul. Kasprowicza 132, 01-949 Warszawa, Poland	100.00%

AACIS
ArcelorMittal South Africa Ltd.	Main Building, Room N3/5, Delfos Boulevard, Vanderbijlpark, 1911, South Africa	52.02%
JSC ArcelorMittal Temirtau	Republic Ave., 1, 101407 Temirtau, Karaganda Region, Republic of Kazakhstan	100.00%
OJSC ArcelorMittal Kryviy Rih	1 Ordzhonikidze Street, Kryviy Rih, 50095 Dnepropetrovsk Oblast, Ukraine	95.13%

Stainless Steel (Discontinued Operations)(3)
ArcelorMittal Inox Brasil S.A.	Avenida Carandai, 1115, 25 andar, Centro, 30130-180 Belo Horizonte, Minas Gerais, Brazil	100.00%
ArcelorMittal Stainless Belgium N.V.	Boulevard de l’Impératrice 66, B-1000 Brussels, Belgium	100.00%

Distribution Solutions
ArcelorMittal International Luxembourg S.A.	19, avenue de la Liberté, L-2930 Luxembourg, Luxembourg	100.00%

Mining
ArcelorMittal Mines Canada Inc.	1801 McGill College, suite 1400, Montreal, Québec, Canada H3A2N4	100.00%

(1)	Société Nationale de Sidérurgie, S.A. is controlled by Nouvelles Sidérurgies Industrielles, a joint venture controlled by ArcelorMittal.
(2)	In 2010, ArcelorMittal acquired all of the minority shares of AM Ostrava a.s.
(3)	In January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company Aperam. See “Item 4A—History and Development of the Company—Recent Developments”.

Reportable Segments

ArcelorMittal reports its business in the following six reportable segments corresponding to continuing activities:

•	Flat Carbon Americas

•	Flat Carbon Europe

•	Long Carbon Americas and Europe

•	Asia, Africa and CIS

•	Distribution Solutions

•	Mining

Within its corporate headquarters and, where appropriate, segment or regional management there are specialized and experienced executives in fields such as finance, mergers and acquisitions, marketing, procurement, operations, shipping, human resources, communications, internal assurance, health and safety, information technology, strategic planning, performance enhancement, technology and law.

Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate. These products are sold primarily to customers in the following industries: distribution and processing; automotive; pipes and tubes; construction; packaging; and appliances. In Flat Carbon Americas, production facilities are located at eight integrated and mini-mill sites located in four countries. In 2010, shipments from Flat Carbon Americas totaled 21 million tonnes.

Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. In Flat Carbon Europe, production facilities are located at 15 integrated and mini-mill sites located in six countries. In 2010, shipments from Flat Carbon Europe totaled 28 million tonnes.

Long Carbon Americas and Europe produces sections, wire rod, rebars, billets, blooms, wire drawing and pipes and tubes. In Long Carbon Americas, production facilities are located at 15 integrated and mini-mill sites located in six countries, while in Long Carbon Europe production facilities are located at 17 integrated and mini-mill sites in nine countries. In 2010, shipments from Long Carbon Americas and Europe totaled approximately 23 million tonnes.

AACIS produces a combination of flat and long products. It has six flat and long production facilities in three countries. In 2010, shipments from Asia, Africa and CIS totaled approximately 13 million tonnes, with shipments having been made worldwide.

Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements.

Mining provides to the steel operations of the Company high quality and low-cost iron ore and coal resources and also sells limited amounts of mineral products to third parties. The Company’s mines are located in North and South America, Europe, Asia and Africa. In 2010, iron ore and coal production totaled approximately 68.6 million tonnes and 7.4 million tonnes, respectively.

In January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company, Aperam. Accordingly, the former Stainless Steel segment has been reclassified as discontinued operations. These operations have produced flat and long stainless steel and alloy products from plants in Europe and South America. In the Americas, stainless steel production facilities were located at one integrated site located in one country, while in Europe production facilities were located at three mini-mill sites in two countries. The stainless steel products produced by Stainless Steel were sold to customers primarily in the following industries: domestic appliances and household equipment, automotive, construction and general industry. In 2010, shipments of stainless steel products totaled approximately 2 million tonnes.

D. Property, Plant and Equipment

ArcelorMittal has steel production facilities, as well as iron ore and coal mining operations, in North and South America, Europe, Asia and Africa.

All of its operating subsidiaries are substantially owned by ArcelorMittal through intermediate holding companies, and are grouped into the six reportable segments (excluding Stainless Steel, which is now reported as discontinued operations) described above in “Item 4C—Organizational Structure”. Unless otherwise stated, ArcelorMittal owns all of the assets described in this section.

For further information on environmental issues that may affect ArcelorMittal’s utilization of its assets, see “—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Steel Production Facilities of ArcelorMittal

The following table provides an overview by type of steel facility of the principal production units of ArcelorMittal’s continuing operations:

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)
Coke Plant	58	33.8	26.3
Sinter Plant	35	106.1	67.2
Blast Furnace	63	101.4	65.2
Basic Oxygen Furnace (including Tandem Furnace)	80	109.9	70.5
DRI Plant	16	12.6	7.4
Electric Arc Furnace	49	36.0	22.3
Continuous Caster—Slabs	52	96.0	60.1
Hot Rolling Mill	23	77.8	50.3
Pickling Line	42	39.0	18.4
Tandem Mill	36	38.0	26.2
Annealing Line	47	14.4	10.5
Skin Pass Mill	41	24.0	12.8
Plate Mill	13	7.3	2.6
Continuous Caster—Bloom / Billet	48	38.2	23.9
Breakdown Mill (Blooming / Slabbing Mill)	3	10.7	5.8
Billet Rolling Mill	4	5.0	1.9
Section Mill	32	15.7	9.3
Bar Mill	30	11.0	6.2
Wire Rod Mill	22	14.3	9.7
Hot Dip Galvanizing Line	61	20.0	14.8
Electro Galvanizing Line	12	2.6	1.6
Tinplate Mill	16	3.6	2.5
Tin Free Steel (TFS)	1	0.3	0.2
Color Coating Line	16	2.2	1.3
Seamless Pipes	9	1.0	0.4
Welded Pipes	66	3.1	1.0

(1)	Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

Flat Carbon Americas

ArcelorMittal’s Flat Carbon Americas segment has production facilities in both North and South America, including the United States, Canada, Brazil and Mexico. The following two tables set forth key items of information regarding ArcelorMittal’s principal production locations and production units in the Flat Carbon Americas segment:

Production Locations—Flat Carbon Americas

Unit	Country	Locations	Type of Plant	Products
Warren	USA	Warren, OH	Coke-Making	Coke
Monessen	USA	Monessen, PA	Coke-Making	Coke
Indiana Harbor (East and West)	USA	East Chicago, IN	Integrated	Flat
Burns Harbor	USA	Burns Harbor, IN	Integrated	Flat
Cleveland	USA	Cleveland, OH	Integrated	Flat
Riverdale	USA	Riverdale, IL	Integrated	Flat
Coatesville	USA	Coatesville, PA	Mini-mill	Flat
Gallatin	USA	Gallatin, KY	Mini-mill	Flat
Columbus Coatings	USA	Columbus, OH	Downstream	Flat
I/N Tek and I/N Kote	USA	New Carlisle, IN	Downstream	Flat
Conshohocken	USA	Conshohocken, PA	Downstream	Flat
Weirton	USA	Weirton, WV	Downstream	Flat
Gary Plate	USA	Gary, IN	Downstream	Flat
Double G	USA	Jackson, MS	Downstream	Flat
Sol	Brazil	Vitoria	Coke-Making	Coke

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Tubarão	Brazil	Vitoria	Integrated	Flat
ArcelorMittal Vega	Brazil	São Francisco do Sul	Downstream	Flat
ArcelorMittal Dofasco	Canada	Hamilton	Integrated, Mini-mill	Flat
ArcelorMittal Lázaro Cárdenas	Mexico	Lázaro Cárdenas	Mini-mill	Flat

Production Facilities—Flat Carbon Americas

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)
Coke Plant	8	7.2	5.8
Sinter Plant	4	10.9	6.6
Blast Furnace	15	26.8	18.8
Basic Oxygen Furnace	19	31.0	19.5
DRI Plant	2	4.1	2.8
Electric Arc Furnace	6	5.9	4.3
Continuous Caster—Slabs	18	35.7	22.9
Hot Rolling Mill	7	25.4	16.6
Pickling Line	9	9.4	4.9
Tandem Mill	9	11.9	8.6
Annealing Line	16	7.0	5.6
Skin Pass Mill	13	8.0	4.4
Hot Dip Galvanizing Line	16	6.0	4.2
Electro Galvanizing Line	1	0.4	0.2
Tinplate Mill	3	0.8	0.6
Tin Free Steel (TFS)	1	0.3	0.2
Plate Mill	5	2.6	1.1

(1)	Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal USA

Steel Production Facilities

ArcelorMittal USA has 18 major production facilities, consisting of four integrated steel-making plants, one basic oxygen furnace/compact strip mill, six electric arc furnace plants (one of which produces flat products and five of which produce long products), five finishing plants (four of which produce flat products and one of which produces long products), and two coke-making operations. ArcelorMittal USA owns all or substantially all of each plant. ArcelorMittal USA also owns interests in various joint ventures that support these facilities, as well as railroad and transportation assets.

ArcelorMittal USA’s operations include both flat carbon and long carbon production facilities. The long carbon facilities are discussed separately under “—Long Carbon Americas and Europe—ArcelorMittal USA”.

ArcelorMittal USA’s main flat carbon operations include integrated steel-making plants at Indiana Harbor (East and West), Burns Harbor and Cleveland. The basic oxygen furnace/compact strip mill is located at Riverdale. The electric arc furnace plant is located in Coatesville. The four finishing plants are located in Gary, Weirton, Conshohocken, and Columbus. The two stand alone coke plants are located in Warren and Monessen.

Indiana Harbor (East and West) is a fully integrated steelmaker, strategically located on the southern shore of Lake Michigan in East Chicago, Ind., 20 miles southeast of Chicago, Illinois. The plant sits on both sides of the Indiana Harbor Canal, which provides shipping by large ships over the Great Lakes as well as highway and railroad transportation access. The two Indiana Harbor facilities produce hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and bar products for use in automotive, appliance, service center, tubular, strip converters and contractor applications. Indiana Harbor West’s operations include a sintering plant, two blast furnaces, two basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, pickle line, tandem mill, batch annealing facilities, a temper mill, a hot dip galvanizing line and an aluminizing line. Indiana Harbor East facilities include three blast furnaces, four basic oxygen furnaces and three slab casters. Finishing facilities include a hot strip mill, a pickle line, a tandem mill, continuous and batch annealing facilities, two temper mills and a hot dip galvanizing line. The Indiana Harbor West plant covers an area of approximately 4.9 square kilometers and the Indiana Harbor East plant covers an area of approximately 7.7 square kilometers. Indiana Harbor (East and West) produced 4.9 million tonnes of crude steel in 2010.

Burns Harbor is a fully integrated steel-making facility strategically located on Lake Michigan in northwestern Indiana approximately 50 miles southeast of Chicago, Illinois. The area allows for good shipping access to the Port of Indiana-Burns Harbor, as well as highway and railroad access. Burns Harbor produces hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and steel plate for use in automotive, appliance, service center, construction and shipbuilding applications. Burns Harbor facilities include a coke plant, a sinter plant, two blast furnaces, three basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, two picklers, a tandem mill, continuous and batch annealing facilities, a temper mill and a hot dip galvanizing line and a plate mill. The Burns Harbor plant covers an area of approximately 15.3 square kilometers. Burns Harbor produced 3.0 million tonnes of crude steel in 2010.

Cleveland is located on the Cuyahoga River in Cleveland, Ohio with good access to Port of Cleveland and Great Lakes shipping, as well as good highway and railroad transportation routes. The facilities in Cleveland include two blast furnaces, four blast oxygen furnaces, two slab casters, ladle metallurgy and vacuum degassing facilities, a hot-strip mill, cold rolling mill, temper mill, a batch annealing shop and a hot dip galvanizing line. Cleveland plant serves the automotive, service centers, converters, plate slabs and tubular applications markets. Cleveland produced 2.3 million tonnes of crude steel in 2010.

Riverdale is located near the Indiana border in Riverdale, Ill., south of Chicago. Its location has shipping access to Lake Michigan and is surrounded by good highway systems and railroad networks. The Riverdale facility produces hot-rolled strip for strip converter and service center applications, and obtains supplies of hot metal for its basic oxygen furnaces from the Burns Harbor or Indiana Harbor locations. Riverdale’s principal facilities consist of basic oxygen furnaces, ladle metallurgy facilities and a continuous slab caster that uses a compact strip process. Riverdale produced 0.6 million tonnes of crude steel in 2010.

The Weirton facility is a significant producer of tin mill products. Columbus produces hot dip galvanized sheet for the automotive market.

Coatesville’s facilities consist of an electric arc furnace, a vacuum degasser, slab caster, and one plate mill capable of producing a wide range of carbon and discreet plate products for use in infrastructure, chemical process, and shipbuilding applications. Conshohocken and Gary’s principal facilities are plate mills and associated heat treat facilities. These locations use slabs principally from Coatesville and Burns Harbor, respectively. Coatesville produced 0.6 million tonnes of crude steel in 2010.

ArcelorMittal USA, through various subsidiaries, owns interests in joint ventures, including (1) ArcelorMittal Tek, (60% interest), a cold-rolling mill on 200 acres of land (which it wholly owns) near New Carlisle, Indiana with a 1.7 million tonne annual production capacity; (2) ArcelorMittal Kote (50% interest), a steel galvanizing facility on 25 acres of land located adjacent to the ArcelorMittal Tek site, which it wholly owns and which has a one million tonne annual production capacity; (3) Double G Coatings (50% interest), a coating line producing galvanized and Galvalume near Jackson, Mississippi with a 270,000 tonne annual production capability, (4) PCI Associates, (50% interest) a pulverized coal injection facility located within Indiana Harbor West; and (4) Hibbing Taconite Company, which is described below. ArcelorMittal USA also owns several short-line railroads that transport materials among its facilities. It also has research and development facilities in East Chicago, Indiana.

ArcelorMittal USA has two stand alone coke plants, in addition to Burns Harbor’s coke plant, that supply coke to its production facilities. The coke battery in Warren is able to supply about 40% of the Cleveland facilities’ capacity coke needs. Warren is located in Warren, in northeastern Ohio, and has good rail, river and highway transportation access plus access to coal fields in the Appalachian region as well as to steel mills from Pennsylvania to Indiana. The Koppers’ Monessen Coke Plant in Monessen, Pennsylvania has an annual production capacity of 320,000 metric tonnes of metallurgical coke.

ArcelorMittal Tubarão

ArcelorMittal Tubarão (“AMT”), a wholly-owned subsidiary of ArcelorMittal Brasil, has two major production facilities: the Tubarão integrated steel making facility, located in Espírito Santo state, Brazil and the Vega finishing complex, located at São Francisco do Sul, in Santa Catarina state, Brazil. The Tubarão integrated steel mill produces merchant slabs, and hot-rolled coils while ArcelorMittal Vega produces cold-rolled coil and galvanized steel, to be used primarily by the automotive industry and, to a lesser degree, for household appliances, construction, pipe and coil formed shapes industries.

The Tubarão complex is strategically located and has infrastructure that includes a well-equipped road and railway system, as well as a port complex and the Praia Mole Marine Terminal. The Vega facility uses the port of São Francisco do Sul to receive hot-rolled coil, its main raw material, from Tubarão. AMT’s Tubarão plant covers an area of approximately 13.7 square kilometers.

AMT’s steel-making complex is composed of a coke plant consisting of three batteries, the Sol coke plant, consisting of four batteries (heat recovery process), a sinter plant, three blast furnaces, a steel-making shop consisting of three oxygen furnace converters, three continuous slab casters and a hot strip mill. The Vega finishing complex consists of a modern, state-of-the-art cold mill and two hot dip galvanizing lines. The second HDG line started in April, 2010. AMT produced 6.0 million tonnes of crude steel in 2010.

ArcelorMittal Lázaro Cárdenas

ArcelorMittal Lázaro Cárdenas (“AMLC”) is the largest steel producer in Mexico. AMLC operates a pelletizer plant, two direct reduced iron plants, electric arc furnace-based steel-making plants and continuous casting facilities. AMLC has advanced secondary metallurgical capabilities, including ladle furnaces refining, vacuum degassing and Ruhrstahl-Heraeus (RH) processes with calcium and aluminum injections, permitting the production of higher quality slabs that are used in specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries. AMLC utilizes direct reduced iron as its primary metallic input for virtually all of its production.

AMLC’s production facilities are located on approximately 4.4 square kilometers adjacent to a major deep-water port in Lázaro Cárdenas in Michoacán State, México, through which most of its slabs are shipped for export and its raw materials are received.

AMLC’s principal product is slab for the merchant market. AMLC’s product line mainly caters to the high-end applications of its customers, including heat-treatment grades for plate manufacturing, oil country tubular goods and high chromium grade for oil exploration applications and for the gas transportation industry. AMLC has the capability to produce a wide range of steel grades from ultra low carbon-IF to microalloyed, medium and high carbon. In 2010, AMLC produced 2.3 million tonnes of crude steel.

ArcelorMittal Dofasco

ArcelorMittal Dofasco Inc. (Dofasco) is a leading North American steel solution provider and Canada’s largest manufacturer of flat rolled steels. Its products include hot-rolled, cold rolled, galvanized and tinplate as well as tubular products and laser-welded blanks. Dofasco supplies these products to the automotive, construction, packaging, manufacturing, pipe and tube and steel distribution markets. Dofasco’s Hamilton plant covers an area of approximately 3.1 square kilometers.

During 2010, Dofasco had seven wholly-owned operating subsidiaries: Dofasco USA Inc., ArcelorMittal Tubular Products Canada Inc., ArcelorMittal Tubular Products USA Corporation, ArcelorMittal Coteau-Du-Lac Inc., ArcelorMittal Tailored Blanks Americas Limited (Canada), ArcelorMittal Tailored Blanks Americas Corporation (USA), and ArcelorMittal Mines Canada Inc. (“AMMC”), which is now part of the Mining segment.

Steel-making facilities are located at Dofasco’s Hamilton, Ontario plant and at its 50% owned mini mill facility, Gallatin Steel Company, located in Gallatin County, Kentucky, USA. Products produced by Dofasco and its steel related joint ventures and subsidiaries include: hot- and cold- rolled steels; galvanized, Extragal and Galvalume steel; prepainted steel; tinplate and chromium-coated steels in coils, cut lengths and strips; welded pipe and tubular steels; laser welded steel blanks; and iron ore concentrate and pellets. Dofasco owns 100% of AMMC which mines and processes iron ore for use in Dofasco’s steel-making operations and for sale to other steelmakers. On February 1, 2010, ArcelorMittal Dofasco completed the sale of its 28.6% interest in Wabush Mines to one of its partners, Cliffs Natural Resources Inc.

Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water rail and highway transportation. The plant has two raw material handling bridges, ore and coal docks, storage yards and handling equipment, three coke plants comprising six batteries, three blast furnaces, one basic oxygen steel-making plant, one twin shell electric arc furnace, two ladle metallurgy stations associated with steel-making, one two–strand slab caster and a single-strand slab caster, a hot strip rolling mill, slitting facilities for hot-rolled steel, two cold rolling mill complexes each consisting of a coupled pickling line and tandem cold rolling mill, one continuous stand-alone pickle line, coiling, slitting, rewind and inspection equipment related to the cold mills, three temper mills, one continuous annealing line, 88 conventional and 36 high hydrogen bases for batch annealing and 16 bases for open coil annealing, five continuous galvanizing lines, one of which is capable of producing Galvalume™ steel and another of which is capable of producing Extragal™ steel, one continuous electrolytic tinning and chromium coating line and a tinplate packaging line and two tube mills. Dofasco produced 3.5 million tonnes of crude steel in 2010.

Flat Carbon Europe

ArcelorMittal’s Flat Carbon Europe segment has production facilities in Western and Eastern Europe, including Germany, Belgium, France, Spain, Italy, Luxembourg, Romania, Poland, Macedonia, Estonia and the Czech Republic. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the Flat Carbon Europe segment:

Production Locations—Flat Carbon Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Bremen	Germany	Bremen	Integrated	Flat
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	Integrated	Flat
ArcelorMittal Belgium	Belgium	Ghent, Geel, Genk, Huy, Liège	Integrated and Downstream	Flat
ArcelorMittal Liège Upstream	Belgium	Liège	Integrated	Flat
ArcelorMittal Atlantique et Lorraine	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse- Indre	Integrated and Downstream	Flat
ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	Integrated	Flat
ArcelorMittal Galati	Romania	Galati	Integrated	Flat, Long, Pipes and Tubes

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal España	Spain	Avilés, Gijón, Etxebarri	Integrated	Flat, Long
ArcelorMittal Poland	Poland	Krakow, Swietochlowice, Dabrowa Gornicza, Chorzów, Sosnowiec, Zdzieszowice	Integrated	Flat
ArcelorMittal Sestao	Spain	Bilbao	Mini-mill	Flat
ArcelorMittal Sagunto	Spain	Sagunto	Downstream	Flat
ArcelorMittal Piombino	Italy	Avellino, Piombino	Downstream	Flat
ArcelorMittal Dudelange	Luxembourg	Dudelange, Giebel	Downstream	Flat
ArcelorMittal Frydek – Mistek	Czech Rep	Ostrava	Downstream	Flat
ArcelorMittal Skopje	Macedonia	Skopje	Downstream	Flat
ArcelorMittal Tallinn	Estonia	Tallinn	Downstream	Flat
Industeel	France,Belgium	Charleroi, Le Creusot, Chateauneuf, Saint- Chamond, Seraing	Mini-mill and Downstream	Flat

Production Facilities—Flat Carbon Europe

	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)
Coke Plant	21	12.9	11.2
Sinter Plant	16	59.2	36.3
Blast Furnace	25	44.7	27.9
Basic Oxygen Furnace	30	46.7	30.2
Electric Arc Furnace	5	2.7	1.7
Continuous Caster – Slabs	24	46.1	28.8
Hot Rolling Mill	11	39.9	26.2
Pickling Line	26	23.8	10.0
Tandem Mill	20	21.3	14.4
Annealing Line	14	4.9	3.7

	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)
Skin Pass Mill	16	10.1	4.9
Plate Mill	7	4.2	1.3
Continuous Bloom / Billet Caster	4	4.0	2.0
Billet Rolling Mill	1	2.5	0
Hot Dip Galvanizing Line	34	12.4	9.4
Electro Galvanizing Line	8	2.0	1.3
Tinplate Mill	9	1.9	1.4
Color Coating Line	14	2.1	1.2

(1)	Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal Bremen

ArcelorMittal Bremen is situated on the bank of the River Weser in the north of Bremen, Germany, and covers an area of approximately seven square kilometers. ArcelorMittal Bremen is a fully integrated and highly automated plant, with 3.6 million tonnes of crude steel annual production capacity. ArcelorMittal Bremen produced 3.3 million tonnes of crude steel in 2010.

ArcelorMittal Bremen has primary and finishing facilities and contains one sinter plant, two blast furnaces, one steel shop with two basic oxygen converters, one vacuum degassing line, one continuous slab caster and one hot strip mill for the primary facility. The finishing plant has one pickling line, a four-stand tandem mill, a batch annealing and temper mill, and two hot dip galvanizing lines. ArcelorMittal Bremen produces and sells a wide range of products, including slab, hot-rolled, pickled, cold-rolled and hot dip galvanized rolls to the automotive and primary transformation sectors.

ArcelorMittal Liège Upstream

The primary facilities of ArcelorMittal Liège Upstream are located in two main plants along the Meuse River: the Seraing-Ougrée plant, which includes a coke plant, a sinter plant and two blast furnaces, and the Chertal plant, which includes a steel shop with three converters, a ladle metallurgy with RH vacuum treatment, two continuous caster machines (a double strand and a single strand) and a hot strip mill. ArcelorMittal Liège downstream relies on the finishing facilities of ArcelorMittal Belgium (Liège facility) and has an annual production capacity of 2.7 million tonnes of slabs. ArcelorMittal Liège Upstream produced 0.9 million tonnes of crude steel in 2010.

Most raw materials used by ArcelorMittal Liège Upstream are shipped from Rotterdam and Antwerp through dedicated port facilities situated along the Meuse River next to the Liège installations. Pig iron is transported from Ougrée to Chertal by torpedo ladles. The coke and blast furnace gases are sent to a power plant that produces steam and electricity.

ArcelorMittal Atlantique et Lorraine

ArcelorMittal Atlantique

ArcelorMittal Atlantique is part of ArcelorMittal Atlantique et Lorraine, which is wholly-owned by ArcelorMittal France. It has four plants in the north of France, located in Dunkirk, Mardyck, Montataire and Desvres. The Dunkirk, Mardyck, Desvres and Montataire plants cover an area of approximately 4.6 square kilometers, 2.6 square kilometers, 0.1 square kilometers and 0.7 square kilometers, respectively. ArcelorMittal Atlantique has an annual production capacity of 6.5 million tonnes. In 2010, ArcelorMittal Atlantique produced 5.3 million tonnes of crude steel. The Dunkirk plant has a coke plant, two sinter plants, three blast furnaces, a steel plant with three basic oxygen furnace (BOF) converters, one ladle treatment, two RH vacuum degassers, one tank vacuum degasser, four continuous casters for slabs and one hot strip mill. The remaining three plants serve as finishing facilities. Mardyck has a high-capacity coupled pickling-rolling line, a push-pull pickling line, and two hot dip galvanizing lines, while Montataire has three hot dip galvanizing lines, one organic coating line and one laminated composite line. Desvres has one hot dip galvanizing line.

ArcelorMittal Atlantique produces and markets a large range of products, including slabs, hot-rolled, pickled, galvanized, color-coated coils and composite products. ArcelorMittal Atlantique’s products are sold principally in the regional market in France and Western Europe, particularly in the automotive market.

ArcelorMittal Lorraine

The sites of Florange and Mouzon comprise the Lorraine facilities of ArcelorMittal Atlantique et Lorraine. Florange is the only fully integrated steel plant in France. Mouzon specializes in finishing hot dip coating operations and is fully integrated in the “Lorraine Cluster” of flat carbon steel plants.

The Florange site has a total annual production capacity of 2.8 million tonnes of hot-rolled coils, which supply the finishing cold facilities and the coating lines of Mouzon and Dudelange, as well as the tinplate cold facilities for packaging facilities in Florange and Basse-Indre.

The Florange site has primary and finishing facilities that are located mainly along the Fensch River in Lorraine. It covers an area of approximately 6.2 square kilometers and contains a coke plant, two sinter plant, two blast furnaces, a steel-making division with two bottom blowing oxygen converters, ladle furnace and tank degasser facilities, and one continuous slab caster and a hot strip mill for the primary portion. Florange produced 1.4 million tonnes of crude steel in 2010. The finishing plant of Florange has a high-capacity coupled pickling-rolling line, a continuous annealing line, a batch annealing and temper mill, as well as three coating lines dedicated to the automotive market—a hot dip galvanizing line, an electro galvanizing line and an organic coating line. The Mouzon site covers an area of approximately 0.9 square kilometers and has two hot dip galvanizing lines for the production of zinc-aluminum silicium coated products.

The sites of Florange and Mouzon produce and deliver a range of flat steel high-value finished products to customers, including cold-rolled, hot dip galvanized, electro-galvanized, aluminized and organic-coated material, tin plate, draw wall ironed tin plate (DWI). Certain of its products are designed for the automotive market, such as Extragal, Galfan, Usibor (hot dip), Bonazinc (organic-coated), while others are designed for the appliances market, such as Solfer (cold-rolled) for enameling applications or High Gloss (organic-coated). Over 93% of the sites’ total production supplies the French and European Union markets.

ArcelorMittal Eisenhüttenstadt GmbH

ArcelorMittal Eisenhüttenstadt is situated on the Oder River near the German-Polish border, 110 kilometers southeast of Berlin, and covers an area of approximately 8.8 square kilometers. ArcelorMittal Eisenhüttenstadt is a fully integrated and highly-automated plant with two blast furnaces, one sinter plant, two oxygen converters, two continuous casters (slab and bloom), a hot strip mill with a coil box and a cold rolling mill with capacities for the production of cold-rolled coils, hot dip galvanizing and organic coating products and facilities for cutting and slitting.

In 2010, ArcelorMittal Eisenhüttenstadt produced 1.9 million tonnes of crude steel. Its maximum production capacity is 2.4 million tonnes. ArcelorMittal Eisenhüttenstadt produces and sells a wide range of products, including hot-rolled, cold-rolled, electrical and hot dip galvanized and organic-coated rolls to automotive, distribution, metal processing, construction and appliances industry customers in Germany, Central and Eastern Europe.

ArcelorMittal España

ArcelorMittal España consists of two facilities, Avilés and Gijón, which are interconnected by ArcelorMittal España’s own railway system and cover an area of approximately 15.1 square kilometers. The two facilities operate as a single integrated steel plant comprising coking facilities, sinter plants, blast furnaces, steel plants, hot-rolling mills and cold roll plants. The product range of ArcelorMittal España includes rail, wire rod, heavy plates and hot-rolled coil, as well as more highly processed products such as galvanized sheet, tinplate and organic-coated sheet. In 2010, ArcelorMittal España produced 3.9 million tonnes of crude steel.

The facilities are also connected by rail to the two main ports in the region, Avilés and Gijón. Raw materials are received at the port of Gijón, where they are unloaded at ArcelorMittal España’s own dry-bulk terminal, which is linked to the steel-making facilities by conveyor belt. A variety of products are shipped through the Avilés port facilities, both to other units of the ArcelorMittal group and to ArcelorMittal España’s customers.

ArcelorMittal España is connected to the other ArcelorMittal facilities in Spain by the wide-gauge and narrow-gauge rail networks. Shuttle trains link the ArcelorMittal España facilities direct to the ArcelorMittal Sagunto and ArcelorMittal Etxebarri plants, which it supplies with hot-rolled coils for subsequent processing into cold-rolled, galvanized and electrogalvanized sheet and tinplate.

ArcelorMittal España operates two coking plants, two sinter plants, two blast furnaces and two steel plants—one in Avilés for flats products, with two continuous casters slab, and another one in Gijón for long products, with two caster for bloom and billet, a hot strip mill, a heavy plate mill, a wire rod mill and a rail mill. The cold-rolled plants include two pickling lines, two five stands cold tandem mills, annealing facilities for tinplate, tinning lines, two galvanizing lines and one organic coating line. ArcelorMittal España includes also packaging facilities in Avilés and Etxebarri.

ArcelorMittal Méditerranée

ArcelorMittal Méditerranée operates a flat carbon steel plant in Fos-sur-Mer. It also operates a finishing facility for electrical steel located in Saint-Chély, 300 kilometers northwest of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers west of Marseille on the Mediterranean Sea and covers an area of approximately 15 square kilometers. ArcelorMittal Méditerranée’s principal equipment consists of one coke oven plant, one sinter plant, two blast furnaces, two basic oxygen furnaces, two continuous slab casters, one hot strip mill, one pickling line, one cold rolling mill and two continuous annealing lines located at Saint-Chély. A deep water private wharf, situated at one end of the plant, is equipped with two unloader cranes to unload raw materials (iron ore, pellets and coal) and send them to the stock yard. ArcelorMittal Méditerranée produced 3.0 million tonnes of crude steel in 2010.

ArcelorMittal Méditerranée’s products include coils to be made into wheels, pipes for energy transport and coils for finishing facilities for exposed and non-exposed parts of car bodies, as well as the construction, home appliance, packaging, pipe and tube, engine and office material industries. The Saint-Chély plant produces electrical steel (with up to 3.2 % silicon content), mainly for electrical motors. About 60% of its products are shipped from a private wharf, in part through a shuttle system. 30% of its products are shipped by rail, with the remaining amount transported by truck.

ArcelorMittal Belgium

ArcelorMittal Gent, Geel, Genk and Liège are part of ArcelorMittal Belgium. ArcelorMittal Gent is a fully integrated coastal steelworks which is located along the Ghent-Terneuzen canal, approximately 17 kilometers from the Terneuzen sea lock, which links the works directly with the North Sea. The canal is of the Panamax type and can accommodate ships of up to 65,000 tonnes. The ArcelorMittal Gent plant covers an area of approximately 8.2 square kilometers. ArcelorMittal Gent has an annual production capacity of 4.9 million tonnes of crude steel. In 2010, ArcelorMittal Gent produced 4.3 million tonnes of crude steel. ArcelorMittal Geel and ArcelorMittal Genk plants contain an organic coating line and an electrolytic galvanizing line, respectively. The Genk facility covers an area of 0.2 square kilometers.

ArcelorMittal Gent, Geel and Genk’s principal equipment consists of one coke oven plant, two sinter plants, two blast furnaces, two basic oxygen converters, two RH vacuum degasser, two continuous slab casters, one hot strip mill, one high capacity couples pickling and rolling mill line, one coupled pickling and rolling mill, one pickling line for pickled and oiled products, batch annealing furnaces, one continuous annealing line, two temper rolling mills, three inspection lines, three hot dip galvanizing lines, one electrozinc coating line and two organic coating lines.

ArcelorMittal Gent produces flat steel products with high-added value. A significant part of the production is coated, either by hot dip galvanizing, electrolytic galvanizing or organic coating. ArcelorMittal Gent’s products are mainly used in the automotive industry and in household appliances, tubes, containers, radiators and construction. The products are sold through the Flat Carbon Western Europe units.

ArcelorMittal Liège

The finishing facilities of ArcelorMittal Liège located south of Liège consist of a coupled pickling rolling mill line and a pickling line and a five-stand tandem mill (located in Tilleur), batch annealing furnaces and one continuous annealing line (located in Jemeppe), four hot dip galvanizing lines and two organic coating lines (located in the Flemalle/Ramet area) as well as three electrogalvanizing lines (located in Marchin).

ArcelorMittal Liège produces a large range of high-quality steel grades—ultra-low carbon steels to deep-drawing aluminum-killed steels and tinplate low carbon specifications, including a range of construction steels and micro-alloyed grades. A portion of its production is sent to the Liège finishing facilities. The Liège finishing facilities mainly produce higher added-value products, such as products for automotive use (exposed and non-exposed parts), including high-strength steel for household electrical devices, general industry and construction applications, as well as packaging.

ArcelorMittal Piombino

ArcelorMittal Piombino’s production facilities and headquarters are located in Piombino, Italy. It also has a production division in San Mango sul Calore in Avellino, Italy. ArcelorMittal Piombino manufactures galvanized and organic-coated steel products. It operates one pickling line, a full continuous four-stand tandem mill, three hot dip galvanizing lines (of which two are operational) and three organic coating lines, one of which is located in Avellino. ArcelorMittal Piombino’s products are sold to European customers, primarily in the distribution, appliance and construction industries.

ArcelorMittal Dudelange

The Dudelange site is located in Luxembourg, 25 kilometers north of Florange, and contains a cold-rolled products plant. Dudelange operates two hot dip-coating lines, producing Alussi and Aluzinc, and two electro galvanizing lines for appliances and industries.

ArcelorMittal Sagunto

ArcelorMittal Sagunto is a flat steel finishing products plant located in eastern Spain. ArcelorMittal Sagunto has a maximum annual production capacity of 2.1 million tonnes of cold and coated steel. The facilities comprise a pickling line, a regeneration plant for HCl, a full continuous five stands tandem mill, H2 and HNX batch annealing, a temper mill, an electro-galvanizing line, a hot dip galvanizing line, a power station and a waste treatment plant. ArcelorMittal Sagunto covers an area of 0.3 square kilometers.

ArcelorMittal Sestao

ArcelorMittal Sestao is located inside the port of Bilbao on a 0.5 square kilometer property. Most of its raw materials arrive through a port owned by ArcelorMittal that is situated adjacent to the melt shop. ArcelorMittal Sestao’s principal equipment consists of two electric arc furnaces, two continuous slab casters, one hot rolling mill and one pickling line. ArcelorMittal Sestao produced 1.3 million tonnes in 2010.

ArcelorMittal Sestao is a major supplier of hot-rolled, pickled and oiled coils to the Spanish market. Its range of production includes cold forming and drawing steels, structural steels, cold for re-rolling, direct galvanization, dual phase, weather resistance and floor plates. The compact steel production equipment, including a seven-stand hot rolling mill, enables ArcelorMittal Sestao to supply low thickness hot-rolled coil down to 1.0 millimeter. Sales outside Spain represent 20% of total shipments, most of them in Western Europe.

Industeel Belgium and Industeel France

Industeel’s facilities consist of six plants: Industeel Belgium (“IB”), located in Charleroi, Belgium; Industeel Creusot (“IC”), located in Le Creusot, France; Industeel Loire (“IL”), located in Chateauneuf, France, and Euroform, located in Saint-Chamond, France, ArcelorMittal Ringmill in Seraing, Belgium and UF Aciers in Dunkirk, France. Industeel also owns an R&D center in Le Creusot, France.

IB, IC and IL are heavy plate mills. Each plant is fully-integrated, including melt shop and finishing facilities. IB and IC are designed to produce special steel plates, ranging from five to 150 millimeters in thickness, including stainless steel products, while IL is dedicated to extra heavy gauge products, ranging from 120 to 900 millimeters in thickness, in alloyed carbon steel. Euroform operates hot forming facilities, mainly to transform extra heavy gauge products received from IL. The R&D center is fully dedicated to special plate products development. ArcelorMittal Ringmill produces rings on a circular rolling mill.

Industeel’s principal facilities consist of three electric arc furnaces, two ingot casting, one continuous caster, three hot rolling mills, one circular rolling mill and heat treating and finishing lines. Industeel’s plants in Belgium cover an area of approximately 0.4 square kilometers, and its plants in France cover an area of approximately 0.7 square kilometers.

Industeel provides products for special steel niche markets, both in the form of alloyed carbon grades and in stainless steel. It mainly focuses on applications where tailor-made or added-value plates are needed. Industeel’s steel shipments reached 0.3 million tonnes in 2010, including 0.04 million tonnes of semi-products.

Industeel’s main product segments are stainless steel, pressure vessels steel, wear-resistant steel, cryogenics steel, mold steel, high-strength steel, jack-up rig elements, protection steel, clad plates, tool steel for oil and gas, chemistry and petrochemistry, assembly industries, process industries and construction inside and outside of Europe. The ringmill products are predominantly used in the wind turbine market.

ArcelorMittal Poland

ArcelorMittal Poland is the largest steel producer in Poland, with an annual production capacity of approximately 8.0 million tonnes of crude steel. The major operations of ArcelorMittal Poland are based in Dabrowa Gornicza, Krakow, Sosnowiec, Świętochłowice, Chorzów and Zdzieszowice in Poland. AMP’s Zdzieszowice Coke Plant produces and supplies coke to ArcelorMittal subsidiaries and third parties. ArcelorMittal Poland’s Dabrowa Gornicza, Krakow, Sosnowiec, Swietochlowice, Chorzów and Zdzieszowice production plants cover areas of 13.3, 15.4, 0.5, 0.8, 0.2 and 2.1 square kilometers, respectively. ArcelorMittal Poland also has interests in a number of companies.

ArcelorMittal Poland produces coke and a wide range of steel products, including both long products and flat products. Its product range includes slabs, billets, blooms, sections, rails, hot-rolled sheets and strips, cold rolled sheets and strips, galvanized sheets, heavy plates, wire-rods, wires and other wire products and coated sheets and coils. Products are mainly sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other EU member states. ArcelorMittal Poland’s principal customers are in the construction, engineering, transport, mining and automotive industries.

ArcelorMittal Poland’s principal equipment consists of nine coke oven batteries, two sinter plants, four blast furnaces, six basic oxygen furnaces, two continuous casters for blooms and billets, two continuous casters for slabs, one billets rolling mill, one hot rolling mill, one cold rolling mill, five section mills, three of which are operational, two galvanizing lines, two color coating lines, one wire rod mill, one wire drawing mill, one cold rolling mill for narrow strips, and heavy plates mill. ArcelorMittal Poland produced 4.0 million tonnes of crude steel in 2010.

ArcelorMittal Galati

ArcelorMittal Galati’s principal facilities include two sintering plants, four blast furnaces (two of which are operational), six basic oxygen furnaces, four continuous slab casters, five continuous bloom casters (two of which are operational), one billet mill (not operational), two heavy plate mils, one hot strip mill, one cold rolling mill, one hot dip galvanizing line. ArcelorMittal Galati’s plant covers an area of approximately 15.9 square kilometers.

In 2010, ArcelorMittal Galati produced 1.9 million tonnes of crude steel which were sold as plates, hot-rolled coil, cold rolled coil and galvanized products for the Romanian, Turkish and Balkan markets. ArcelorMittal Galati has stopped its coke battery for competitive and environmental issues and has a long-term supply contract with another ArcelorMittal company (Zdzieszowice Coke Plant in Poland) for the supply of high quality coke.

Following the completion in 2009 of $311 million capital expenditure program as provided under the terms of the purchase agreement for the facility, ArcelorMittal Galati has a commitment to spend an additional $20 million in capital expenditures from in 2011. This investment commitment is secured by a pledge of a portion of ArcelorMittal Galati shares.

ArcelorMittal Ostrava

ArcelorMittal Ostrava produces both flat and long carbon products. The facility is described under “—Long Carbon Americas and Europe—Long Carbon Europe—ArcelorMittal Ostrava”.

ArcelorMittal Annaba

ArcelorMittal Annaba produces both flat and long carbon products. Its flat products business is included in ArcelorMittal’s Flat Carbon Europe segment, while its long products business is included in ArcelorMittal’s Long Carbon Americas and Europe segment. It is described under “—Long Carbon Americas and Europe—Long Carbon Europe—ArcelorMittal Annaba”.

Long Carbon Americas and Europe

ArcelorMittal’s Long Carbon Americas and Europe segment has production facilities in North and South America and Europe, including the United States, Canada, Brazil, Argentina, Costa Rica, Mexico, Trinidad, Spain, Germany, France, Luxembourg, Poland, Romania, Morocco, Algeria, Bosnia and Herzegovina and the Czech Republic. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the Long Carbon segment:

Production Locations—Long Carbon Americas and Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Ostrava	Czech Republic	Ostrava	Integrated	Long / Sections, Wire Rod
ArcelorMittal Poland	Poland	Dabrowa Gornicza, Sosnowiec, Chorzow	Integrated	Long / Sections, Wire Rod, Sheet Piles, Rails
ArcelorMittal Annaba	Algeria	Annaba	Integrated	Long / Wire Rod, Rebars, Flat/Hot-Rolled Coils, Galvanized Coils, Cold Rolled Coils, Tubes / Seamless Pipes
ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval, Differdange	Mini-mill	Long / Sections, Sheet Piles
ArcelorMittal Rodange & Schifflange	Luxembourg	Esch Schifflange, Rodange	Mini-mill	Long / Sections, Rails, Rebars, Sheet Piles
ArcelorMittal España	Spain	Gijón	Downstream	Long / Rails, Wire Rod
ArcelorMittal Madrid	Spain	Madrid	Mini-mill	Long / Sections
ArcelorMittal Gipuzkoa	Spain	Olaberría, Bergara and Zumárraga	Mini-mill	Long / Sections/Wire Rod
ArcelorMittal Zaragoza	Spain	Zaragoza	Mini-mill	Long / Light Bars and Angles
ArcelorMittal Gandrange	France	Gandrange	Downstream	Long / Wire Rod
ArcelorMittal Warszawa	Poland	Warsaw	Mini-mill	Long / Bars
ArcelorMittal Hamburg	Germany	Hamburg	Mini-mill	Long / Wire Rods
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	Mini-mill	Long / Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	Mini-mill	Long / Sections
Société Nationale de Sidérurgie (Sonasid)	Morocco	Nador, Lasfar, Jorf	Mini-mill	Long / Wire Rod, Bars
ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	Mini-mill / Integrated	Long / Wire Rod, Bars
ArcelorMittal Montreal	Canada	Contrecoeur East, West	Mini-mill	Long / Wire Rod / Bars / Slabs
ArcelorMittal USA	USA	Steelton, PA	Mini-mill	Long / Rail
ArcelorMittal USA	USA	Georgetown, SC	Mini-mill	Long / Wire Rod
ArcelorMittal USA	USA	Indiana Harbor Bar, IN	Mini-mill	Long / Bar
ArcelorMittal USA	USA	Vinton, TX	Mini-mill	Long / Rebar
ArcelorMittal USA	USA	La Place, LA	Mini-mill	Long / Sections
ArcelorMittal USA	USA	Harriman, TN	Downstream	Long / Sections
ArcelorMittal Point Lisas	Trinidad	Point Lisas	Mini-mill	Long / Wire Rod
ArcelorMittal Brasil	Brazil	João Monlevade	Integrated	Long / Wire Rod
Acindar	Argentina	Villa Constitucion	Mini-mill	Long / Wire Rod / Bar
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba, Cariacica	Mini-mill	Long / Bar / Wire Rod
ArcelorMittal Brasil	Costa Rica	Costa Rica	Downstream	Long / Wire Rod
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas, Córdoba, Celaya, Tultitlán	Integrated, Mini-mill and Downstream	Long / Bar, Wire Rod
ArcelorMittal Tubular Products	Romania, Czech Rep, Poland, South Africa, Kazakhstan, Canada, USA, Mexico, Algeria, France, Venezuela	Galati, Roman, Iasi, Ostrava, Karvina, Krakow, Vereeniging, Temirtau, Brampton, Woodstock, Hamilton, Shelby, Marion, Monterrey, Annaba, Hautmont, Vitry	Downstream	P&T

Production Facilities—Long Carbon

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)
Coke Plant	6	3.3	2.0
Sinter Plant	6	10.5	5.6
Blast Furnace	11	9.4	6.1
Basic Oxygen Furnace (including Tandem Furnace)	14	12.1	7.7
DRI Plant	7	6.8	3.6
Electric Arc Furnace	33	24.1	14.3

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)
Continuous Caster—Slabs	4	3.1	1.4
Hot Rolling Mill	2	3.2	0.9
Pickling Line	3	1.1	0.3
Tandem Mill	3	1.1	0.3
Annealing Line	10	1.0	0.3
Skin Pass Mill	3	0.9	0.1
Continuous Caster—Bloom / Billet	42	31.4	20.1
Breakdown Mill (Blooming / Slabbing Mill)	1	0.7	0.3
Billet Rolling Mill	2	1.1	0.7
Section Mill	23	11.1	6.2
Bar Mill	27	10.1	5.7
Wire Rod Mill	18	11.6	7.4
Hot Dip Galvanizing Line	6	0.2	0.1
Electro Galvanizing Line	2	0.1	0.0
Tinplate Mill	1	0.1	0.0
Seamless Pipes	9	1.0	0.4
Welded Pipes	66	3.1	1.0

(1)	Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal Brasil

ArcelorMittal Brasil (together with its subsidiaries, including Acindar in Argentina, Laminadora Costarricense and Trefileria Colima in Costa Rica) is the second largest long-rolled steel producer and the largest wire steel producer in Latin America in terms of both capacity and sales. ArcelorMittal Brasil’s steel production facilities include one integrated plant (the João Monlevade plant in Brazil), one semi-integrated steel plant (the Villa Constitución plant in Argentina), three mini-mills (the Juiz de Fora, Piracicaba and Vitória plants—Brazil), nine wire plants and three plants that produce transformed steel products. In addition, ArcelorMittal Brasil, through its subsidiary ArcelorMittal Bioenergética, produces charcoal from eucalyptus forestry operations that is used to fuel its furnaces in Juiz de Fora and or to exchange for pig iron with local producers, and through the jointly controlled entity Guilman Amorin, produces energy used to supply the João Monlevade plant. ArcelorMittal Brasil covers an area of approximately 1.322 square kilometers, including production plants and forested areas in Brazil.

ArcelorMittal Brasil’s current crude steel production capacity is 3.8 million tonnes. In 2010, it produced 3.4 million tonnes of crude steel and a total of 3.3 million tonnes of rolled products, of which 0.6 million tonnes were processed to manufacture wire products.

ArcelorMittal Brasil’s long-rolled products are principally directed at the civil construction and industrial manufacturing sectors. Long-rolled products used in the construction sector consist primarily of merchant bars and rebars for concrete reinforcement. Long-rolled products for the industrial manufacturing sector consist principally of bars and wire rods. A portion of the wire rods produced is further used by ArcelorMittal Brasil to produce wire products such as barbed and fence wire, welding wire, fasteners and steel cords. In addition, ArcelorMittal Brasil uses wire rods (mostly low carbon wire rods) to manufacture transformed steel products, such as welded mesh, trusses, pre-stressed wires, annealed wires and nails sold to construction companies, as well as drawn bars for the automotive industry.

ArcelorMittal Brasil’s wire steel products are value-added products with higher margins and are manufactured by the cold drawing of low- and high-carbon wire rods into various shapes and sizes. ArcelorMittal Brasil’s subsidiary BBA—Belgo Bekaert Arames Ltda. and the wire steel division of Acindar manufacture wire products that are consumed mainly by agricultural and industrial end-users and are sold at retail stores. These wire steel products include barbed and fence wire, welding wire and fasteners. Wire products produced by ArcelorMittal Brasil’s subsidiary BMB—Belgo-Mineira Bekaert Artefatos de Arame Ltda., consist of steel cords that are consumed by the tire industry and hose wire that is used to reinforce hoses.

ArcelorMittal Brasil’s transformed steel products are produced mainly by the cold drawing of low-carbon wire rods. ArcelorMittal Brasil’s transformed steel products for the civil sector include welded mesh, trusses, annealed wire and nails. In addition, ArcelorMittal Brasil also processes wire rods to produce drawn bars at its Sabará facility, which are sold to customers in the automotive industrial sector.

Acindar Industria Argentina de Aceros S.A.

ArcelorMittal Acindar is the largest long steel maker in Argentina. The main facilities are located in Villa Constitution, in the Santa Fe Province. They include direct reduction plant, a melt shop (an electric arc furnace, ladle furnace and continuous casting), rolling mills, wire production and construction service facilities. The ArcelorMittal Acindar plant covers an area of approximately 2.8 square kilometers. In 2010, Acindar produced 1.3 million tonnes of crude steel. Acindar sells products to the construction, industrial, and agricultural sectors in Argentina, and exports to the South American and U.S. markets. It produces rebars, wire rod, merchant bars, special bar quality (SBQ), wires, wire mesh, cut and bend and drawn bars. Acindar’s own distribution network can also service end-users.

ArcelorMittal Point Lisas

ArcelorMittal Point Lisas, located in Trinidad, is one of the largest steelmaker in the Caribbean,. Its facilities cover approximately 1.1 square kilometers at the Point Lisas Industrial Complex in Point Lisas. ArcelorMittal Point Lisas’ principal production facilities comprise three direct reduced iron plants, two electric arc furnaces, two continuous casters for billets and one wire rod mill. In 2010, ArcelorMittal Point Lisas produced 0.6 million tonnes of crude steel. ArcelorMittal Point Lisas receives its raw material imports and ships its steel products through a dedicated deep-water port facility within its production complex near the waterfront of the Gulf of Paria.

In 2010, ArcelorMittal Point Lisas exported substantially all of its wire rod shipments, primarily to steel manufacturers in South and Central America, the Caribbean and the United States. ArcelorMittal Point Lisas is also a significant producer, exporter, and user of direct reduced iron. It also sells billets in the domestic and export markets.

ArcelorMittal USA

ArcelorMittal USA produces both flat and long carbon products. The flat carbon-related facilities associated with ArcelorMittal USA are described under “—Flat Carbon Americas—ArcelorMittal USA”.

ArcelorMittal USA’s long carbon facilities, located at Indiana Harbor in East Chicago, Illinois, consist of an electric arc furnace, a continuous billet caster and a bar mill. In 2010, the Indiana Harbor bars facility was restarted and produced 0.1 million tonnes of crude steel. (Indiana Harbor’s flat carbon facilities are described above under “—Flat Carbon Americas—ArcelorMittal USA”).

ArcelorMittal USA’s Steelton, Pennsylvania plant produces railroad rails, specialty blooms and flat bars for use in railroad and forging markets. Principal facilities consist of an electric arc furnace, a vacuum degasser, a bloom caster, and an ingot teaming facility. Finishing operations include a blooming mill, rail mill and bar mill. In 2010, the Steelton facility produced 0.4 million tonnes of crude steel. ArcelorMittal USA’s Georgetown, South Carolina plant produces high-quality wire rod products, which are used to make low carbon fine wire drawing, wire rope, tire cord, high-carbon machinery and upholstery springs. Principal facilities consist of one electric arc furnace, two ladle metallurgy stations, a billet caster and a wire rod rolling mill. In 2010, the Georgetown facility did not have any production.

ArcelorMittal USA’s Vinton plant, located in El Paso, Texas, produces rebar and grinding balls, with an annual production capacity of 240,000 tonnes of liquid steel and 235,000 tonnes of finished products. Its steel making facility includes two electric arc furnaces, one continuous caster and a rolling mill. It services markets in the northern states of Mexico and the southwest of the United States. In 2010, the Vinton facility produced 0.2 million tonnes of crude steel.

ArcelorMittal LaPlace is a structural steel producer located in LaPlace, Louisiana and Harriman, Tennessee. The facilities in LaPlace consist of one electric arc furnace, two continuous casters and a rolling mill. Harriman consists of a rolling mill that is supplied with billets from LaPlace. In 2010, the LaPlace facilities produced 0.4 million tonnes of crude steel.

ArcelorMittal Montreal

ArcelorMittal Montreal is the largest mini-mill in Canada with 2.3 million tonnes of crude steel capacity. In 2010, ArcelorMittal Montreal produced 1.8 million tonnes of crude steel. With eight major production facilities, ArcelorMittal Montreal offers flexibility in production and product offering.

ArcelorMittal Montreal’s main operations include the semi-integrated Contrecoeur East site with two DRI plants, one steel plant operating two electric arc furnaces and a rod mill. It is the only site in Canada to make steel with self-manufactured DRI. The Contrecoeur East site has the flexibility in metallic management and it can use either DRI or scrap, depending on their respective economies. The Contrecoeur West mini-mill site operates one steel plant with one electric arc furnace and a bar mill. Its steel production is made out of recycled scrap.

ArcelorMittal Montreal also operates a second bar mill in the Montreal area. It is engaged in further downstream production with two wire drawing mills, one in the Montreal area and one in Hamilton, Ontario. ArcelorMittal Montreal produces a wide range of products with a focus on niche and value-added products. These products include wire rods, wire products and bars primarily sold in Canada and the United States. ArcelorMittal Montreal principally serves the automotive, appliance, transportation, machinery and construction industries. The Contrecoeur East site also produces slabs that are resold within ArcelorMittal to the Flat Carbon segment and to external clients.

ArcelorMittal Montreal owns Bakermet, a scrap recycling business located in Ottawa, Ontario and also owns interests in Dietcher, a scrap processing business located in Montreal. These are an important source of scrap supply.

ArcelorMittal Las Truchas

ArcelorMittal Las Truchas is an integrated maker of long steel products, with one of the largest single rebar and wire rod production facilities in Mexico. ArcelorMittal Las Truchas is the largest exporter of rebar and wire rod in Mexico. It is located in Lázaro Cárdenas, Mexico, with additional facilities elsewhere in Mexico.

ArcelorMittal Las Truchas extracts its own iron ore, and is self-sufficient in this material for its production needs. Its iron ore mines (described below) are located 26 kilometers from its plant facilities. The ArcelorMittal Las Truchas plant covers an area of approximately 5.2 square kilometers. ArcelorMittal Las Truchas has 1.8 million tonnes of crude steel capacity. In 2010, ArcelorMittal Las Truchas produced 1.5 million tonnes of crude steel. Its integrated steel making complex at Lázaro Cárdenas includes an iron ore concentrating plant, a pelletizing plant, a coke oven, a blast furnace, two basic oxygen furnaces (BOFs), three continuous casters billet, a rebar rolling mill, a wire rod rolling mill and port facilities. It also has industrial services facilities, including a power plant, a steam plant, and a lime plant. The adjacent port facilities on Mexico’s Pacific coast have berthing capacity for three incoming and two outgoing vessels at a time. The port gives ArcelorMittal Las Truchas maritime access to North American, South American and Asian markets.

ArcelorMittal Las Truchas’s other industrial facilities are in Córdoba, Celaya and Tultitlán. Its Córdoba facility (which is not currently operational) on the Gulf of Mexico has an electric arc furnace mini-mill that produces billets, with production capacity of 165,000 tonnes per year of liquid steel and 160,000 tonnes per year of billets. It principally supplies billets to the Tultitlán rolling mill. The Celaya rolling mill, strategically located in the geographic center of Mexico, produces rebars by using billets from ArcelorMittal Las Truchas. Its annual rebar production capacity is 500,000 tonnes. The Tultitlán rolling mill (currently without operations) processes billets from ArcelorMittal Las Truchas and Córdoba to produce rebars. It has an annual rebar production capacity of 240,000 tonnes. Its location in Tultitlán, near to Mexico City, allows it to function as a service and distribution center supplying rebars to central Mexico.

ArcelorMittal Duisburg

ArcelorMittal Duisburg’s production facilities are located in Ruhrort and Hochfeld, Germany. The Ruhrort facilities include two oxygen converters, a blooms caster, a billet caster and a billet mill. In 2010, ArcelorMittal Duisburg produced 1.2 million tonnes of crude steel. The Hochfeld facility is a wire rod mill. The Duisburg plants together cover an area of approximately 1.9 square kilometers. More than 90% of its production is sold in Europe, primarily to automotive, railway and engineering customers. In 1997, the former Mittal Steel Ruhrort (a predecessor to ArcelorMittal Duisburg) signed an agreement with ThyssenKrupp Stahl AG for the purchase of 1.3 million tonnes per year of hot metal, which was renewed in 2007. This agreement is valid until 2027 with an option to renew for five additional years.

ArcelorMittal Hamburg

The ArcelorMittal Hamburg plant covers a leased area of approximately 0.6 square kilometers. Its production facilities are one DRI production facility (MIDREX), one electric arc furnace, one billet caster, one wire rod mill and one stretching plant. About 85% of its production is sold in Europe. ArcelorMittal Hamburg produced 1 million tonnes of crude steel in 2010.

ArcelorMittal Gandrange & Schifflange

Built in 1966, the Gandrange site covers 279 hectares. In 2009, the electric arc furnace and the billet mill were closed permanently. The remaining Gandrange site facility in operation is a bar/wire rod mill. In 2009, the mill was transformed to broaden its product range.

The Schifflange site (STFS) covers 2.8 hectares. The Schifflange facility consists of a wire rod mill and a rebar and coil installation. The sites produce special bars quality, rebar and wire rods (mesh, low carbon, high carbon, alloyed spring, steel cord, free cutting, cold heading quality products and deformed coils since 2010).

ArcelorMittal Poland

ArcelorMittal Poland produces both flat carbon and long carbon products. The facility is described under “—Flat Carbon Europe—Flat Carbon Eastern Europe—ArcelorMittal Poland”.

ArcelorMittal Ostrava

ArcelorMittal Ostrava’s production facilities are located in Ostrava, Czech Republic. It is 100% owned by the ArcelorMittal group. ArcelorMittal Ostrava covers an area of approximately 5.6 square kilometers. Its principal production facilities include three coke oven batteries, two sinter plants, four blast furnaces (two of which were operational in 2010), four open hearth tandem furnaces (three of which were operational in 2010), three continuous casters, one hot strip mill, two section mills, one wire rod mill. In 2010, ArcelorMittal Ostrava produced 1.9 million tonnes of crude steel.

In connection with the 2003 privatization of ArcelorMittal Ostrava by the government of the Czech Republic (as part of its initiative to restructure the Czech steel industry), ArcelorMittal made capital expenditure commitments totaling $243 million (by Czech accounting standards) over 10 years (including $20 million for environmental improvements). ArcelorMittal Ostrava has fulfilled the capital expenditures commitment of $243 million as of December 31, 2010 ahead of its deadline of 2013.

ArcelorMittal Ostrava produces long and flat products. Approximately 52% of ArcelorMittal Ostrava’s production is sold in the Czech domestic market, with the remainder sold primarily to customers in other European countries. ArcelorMittal Ostrava sells most of its products to end-users primarily in the engineering, automotive and construction industries, as well as to small-lot resellers.

During 2010, ArcelorMittal Ostrava carved out its captive power plant as a wholly owned subsidiary company called ArcelorMittal Energy Ostrava. ArcelorMittal Energy Ostrava currently has 11 boilers (seven of which are operational).

The significant downstream subsidiaries of ArcelorMittal Ostrava are ArcelorMittal Frydek-Mistek a.s. (previously known as Valcovny Plechu a.s.), ArcelorMittal Tubular Products Ostrava a.s., ArcelorMittal Tubular Product Karvina, ArcelorMittal Distribution Solution Czech Republic s.r.o., which are all wholly-owned. ArcelorMittal Frydek-Mistek has an annual capacity of 145,000 tonnes of cold -rolled products. ArcelorMittal Tubular Products Ostrava has an annual capacity of 275,000 tonnes of seamless tubes and 45,000 tonnes of welded pipes. ArcelorMittal Tubular Product Karvina has an annual capacity of 255,000 tonnes of welded pipes. ArcelorMittal Distribution Solution Czech Republic s.r.o has an annual capacity of 960,000 tonnes of cutting and slitting.

ArcelorMittal Belval & Differdange

ArcelorMittal Belval & Differdange has two facilities located in Esch Belval and Differdange, Luxembourg. The Differdange plant covers an area of approximately 1.2 square kilometers, and the Belval plant covers an area of approximately 1.1 square kilometers. ArcelorMittal Belval & Differdange’s principal production facilities are two electric arc furnaces, two continuous casters, two long section rolling mills and one sheet piles rolling mill. ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles, and produced 2.0 million tonnes of crude steel in 2010.

ArcelorMittal Rodange & Schifflange

ArcelorMittal Rodange & Schifflange has one electric arc furnace and a continuous caster for billets located in Schifflange and two rolling mills in Rodange. ArcelorMittal Rodange & Schifflange is 80%-owned by ArcelorMittal Belval & Differdange, with the remaining 20% owned by third parties. The Rodange plant covers an area of approximately 0.5 square kilometers and the Esch Schifflange plant covers an area of approximately 0.4 square kilometers. In 2010, ArcelorMittal Rodange & Schifflange produced 0.7 million tonnes of crude steel.

ArcelorMittal Rodange & Schifflange manufactures special sections (track shoes, cathode bars, car building sections, mining sections and metro guide corners), crane rails, heavy angles and squares and rebars (Tempore, Krybar, Gewi and specials), and, in 2008, expanded its range to include light sheet piles products.

ArcelorMittal Warszawa

ArcelorMittal Warszawa is located in Warsaw, Poland and produces long products. Its plant covers an area of approximately 3.0 square kilometers and includes an electric arc furnace, a continuous caster, and two rolling mills (producing special quality bars and rebars). In 2010, ArcelorMittal Warszawa produced 0.5 million tonnes of crude steel. ArcelorMittal Warszawa produces special quality bars from 10 millimeters to 65 millimeters in diameter and in 2008, began producing rebars from 10 millimeters to 32 millimeters in diameter.

ArcelorMittal Gipuzkoa

On September 15, 2009, the legal entity ArcelorMittal Olaberría merged with ArcelorMittal Bergara and Zumárraga and changed its name into ArcelorMittal Gipuzkoa.

The Olaberría facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. It produces sections from 140 to 450 millimeters in diameter and 6.0 and 24.1 meters in length. Its plant covers an area of approximately 0.18 square kilometers. The Olaberría facility produced 0.7 million tonnes of crude steel in 2010. After being upgraded in 2009, it now has a capacity of 1.2 million tonnes of finished products.

The Bergara facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a continuous rolling mill. Since the second half of 2009, the electric arc furnace and the continuous caster have been cold idled.

The Zumárraga facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster, a wire rod rolling mill and a bar rolling mill. In 2010, it produced 0.7 million tonnes of crude steel.

ArcelorMittal Madrid

ArcelorMittal Madrid is located 15 kilometers south of Madrid. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. It produces sections from 600 millimeters in diameter and between 9.0 and 18.3 meters in length. Its plant covers an area of approximately 0.2 square kilometers. In 2010, ArcelorMittal Madrid produced 0.4 million tonnes of crude steel.

ArcelorMittal Zaragoza

ArcelorMittal Zaragoza is located in Aragon, in northeastern Spain. ArcelorMittal Zaragoza moved its industrial activity to a new location in 2007, which increased production capacity and product range. Its facilities include an electric arc furnace, a continuous caster and two rolling mills. It currently produces angles from 25 to 120 millimeters, flats from 40 to 200 millimeters and rebars from 10 to 32 millimeters in diameter. In 2010, ArcelorMittal Zaragoza produced 0.5 million tonnes of crude steel.

ArcelorMittal Asturias

ArcelorMittal Asturias’s production facilities are located in Gijón, Spain. The Gijón facilities include a steel plant with two oxygen converters, secondary metallurgy (including two ladle furnaces and a RH degasser), a blooms caster and a billets caster, as well as a wire rod mill and a rail mill. In 2010, the Asturias steel plant produced 0.6 million tonnes of crude steel (0.3 million tonnes of blooms and 0.3 million tonnes of billets). The wire rod mill produced 0.3 million tonnes of wire rod and the rail mill produced 0.2 million tonnes of rail.

ArcelorMittal Zenica

ArcelorMittal Zenica’s facilities are located in Bosnia and Herzegovina. It is 92%-owned by the ArcelorMittal group and 8% owned by the government of Bosnia and Herzegovina. ArcelorMittal Zenica covers an area of approximately 29.1 square kilometers. Its principal production facilities are coke oven batteries, a sinter plant, an electric arc furnace (not operational), a blast furnace, a BOF, a continuous caster, an ingot caster, two rolling mills, a forge shop and a power plant. In 2010, ArcelorMittal Zenica produced 0.6 million tonnes of crude steel. At the time of acquisition of ArcelorMittal Zenica, capital expenditure commitments totaling $135 million over 10 years (from 2005-2014) were made. As of December 31, 2010, ArcelorMittal Zenica had made capital expenditures of approximately $161 million, including $42 million on environmental projects, fulfilling its commitment since 2009.

ArcelorMittal Zenica produces long and forged products. Approximately 55% of ArcelorMittal Zenica’s production is exported. ArcelorMittal Zenica sells most of its production directly to end users primarily in the engineering and construction industries, as well as to small-lot resellers.

ArcelorMittal Annaba

ArcelorMittal Annaba is the only integrated steel plant in Algeria. ArcelorMittal Annaba also owns port facilities at Annaba, which are located approximately 12 kilometers from its steel-producing operations, where exports of steel products and imports of raw materials are handled. Its plant covers an area of approximately 9.9 square kilometers.

ArcelorMittal Annaba’s production facilities consist of two sinter plants, two blast furnaces, two basic oxygen furnaces, six continuous casters (four bloom and billet casters and two slab casters), a hot-strip mill, a flat cold rolling mill, a hot dip galvanized mill, a tinplate mill, a bar and rod mill and a seamless tube mill. In 2010, ArcelorMittal Annaba produced 0.7 million tonnes of crude steel.

ArcelorMittal Annaba produces both long and flat products. Its flat product range includes slabs, hot rolled and cold-rolled coils and sheets, hot-dipped galvanized products and tin plates, and its long product range includes billets, wire-rods, rebars and seamless tubes. ArcelorMittal Annaba supplies products primarily to the construction, housing, engineering, packaging and petrochemical industries.

At the time of the acquisition of ArcelorMittal Annaba, capital expenditure commitments totaling $140 million over 10 years (from 2001-2011) were made. As of December 31, 2010 ArcelorMittal Annaba has made capital expenditures of approximately $148 million towards this commitment.

Société Nationale de Sidérurgie

Société Nationale de Sidérurgie (Sonasid) is the largest long steel producer in Morocco and has facilities in Nador, Jorf and Lasfar. Its facilities consist of one electric arc furnace, one continuous caster, one wire rod and one bar mill. Sonasid principally produces steel bars and rods. These products include reinforcing bars (used in construction), wire rods (used to manufacture nails and springs) and merchant bars (used in mechanical construction and steel framework structures). Sonasid produced 0.5 million tonnes of crude steel in 2010.

ArcelorMittal Hunedoara

ArcelorMittal Hunedoara’s facilities are located in Romania. Its production facilities are one electric arc furnace, two continuous casters and a sections rolling mill. In 2010, Arcelor Mittal Hunedoara produced 0.1 million tonnes of crude steel.

ArcelorMittal Tubular Products

ArcelorMittal Tubular Products division operated 19 operating units in Europe, North America, South America, CIS and Africa in 2010. The division caters mainly to the energy, mechanical and automotive tubing and components markets. The facilities include four facilities producing seamless tubes, three facilities producing large diameter welded tubes, 10 facilities producing Electric Resistance Welded (ERW) tubes, one facility producing high value-added cold drawn (DOM) tubes and two facilities producing automotive components using welded tubes.

In 2010, as part of a strategic decision to exit the low value-added automotive component in North America, ArcelorMittal sold a major part of its automotive component manufacturing equipment in Woodstock, Canada to a U.S.-based automotive supplier.

AACIS

ArcelorMittal’s AACIS segment has production facilities in Asia and Africa, including Kazakhstan, Ukraine, South Africa and Russia. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production:

Production Locations—AACIS

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Temirtau	Kazakhstan	Karaganda	Integrated	Flat, Pipes and Tubes, Long
ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	Integrated	Long
ArcelorMittal South Africa	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging, Pretoria	Integrated, Mini-mill	Flat, Long, Pipes and Tubes

Production Facilities—AACIS

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)
Coke Plant	23	10.3	7.4
Sinter Plant	9	25.5	18.7
Blast Furnace	12	20.5	12.5
Basic Oxygen Furnace (including Tandem Furnace)	17	20.2	13.2
DRI Plant	7	1.8	1.0
Electric Arc Furnace	5	3.3	2.0
Continuous Caster—Slabs	6	11.2	7.0
Hot Rolling Mill	3	9.4	6.6
Pickling Line	4	4.6	3.2
Tandem Mill	4	3.7	2.9
Annealing Line	7	1.4	0.9
Skin Pass Mill	9	5.0	3.3
Plate Mill	1	0.6	0.2
Continuous Caster—Bloom / Billet	2	2.8	1.8
Breakdown Mill (Blooming / Slabbing Mill)	2	10.0	5.5
Billet Rolling Mill	1	1.5	1.2
Section Mill	9	4.7	3.1
Bar Mill	3	0.9	0.5
Wire Rod Mill	4	2.6	2.3

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)
Hot Dip Galvanizing Line	5	1.4	1.1
Electro Galvanizing Line	1	0.1	0.1
Tinplate Mill	3	0.8	0.5
Color Coating Line	2	0.2	0.1

(1)	Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal South Africa (ArcelorMittal South Africa Ltd)

ArcelorMittal South Africa is the largest steel producer in Africa and has an installed capacity of approximately 7.7 million metric tonnes of crude steel. In 2010, ArcelorMittal South Africa produced 5.5 million tonnes of crude steel. ArcelorMittal, South Africa’s common shares are listed on JSE Limited in South Africa under the symbol “ACL”. Mittal Steel Holdings AG has a shareholding of 52.02%.

ArcelorMittal South Africa has four main production facilities which are supported by a metallurgical by-products division (Coke and Chemicals). Vanderbijlpark Steel is an integrated flat steel producer whose facility is located in Gauteng province, approximately 80 kilometers south of Johannesburg, and covers an area of approximately 23.0 square kilometers with a crude steel capacity of approximately 4.2 million tonnes. Vereeniging Steel is a mini-mill located in Vereeniging, close to Vanderbijlpark Steel, producing specialty steel products and covering an area of approximately 0.8 square kilometers, with an annual crude steel capacity of approximately 0.4 million tonnes. Newcastle Steel is an integrated long products facility located in Kwa-Zulu Natal province and covers an area of approximately 13.1 square kilometers. It produces sections and bars as well as billets for re-rolling and wire rod and has an annual crude steel capacity of approximately 1.9 million tonnes. Saldanha Steel is a flat steel producer located in Cape Province, close to the deep-sea port of Saldanha, and covers an area of approximately 4.0 square kilometers. The facility has a crude steel capacity of approximately 1.3 million tonnes per annum and utilizes the Corex/Midrex process.

ArcelorMittal South Africa’s range of products includes hot-rolled plates and sheet in coil form, cold-rolled sheet, coated sheet, wire-rod and sections as well as forgings. Approximately 68% of its products are sold in the South African domestic market while Africa is its largest export market. It also sells significant quantities of product into Asia with minor tonnages into Europe and the Americas.

ArcelorMittal Kryviy Rih

The former Mittal Steel acquired the Ukrainian steel maker Kryvorizhstal in 2005 and subsequently renamed it ArcelorMittal Kryviy Rih.

ArcelorMittal Kryviy Rih’s integrated steel plant consists of six coke oven plants, three sintering plants, six blast furnaces (four of which are operational), six basic oxygen furnaces, two open hearth furnaces, two blooming mills and six light section / bar mills and three wire rod mills. It covers an area of approximately 120 square kilometers including mines, an agriculture division and various recreational centers.

ArcelorMittal Kryviy Rih is committed to invest at least $500 million through 2010 pursuant to the agreement under which it was acquired. This includes certain innovation, investment and environment-related undertakings. As of December 31, 2010, ArcelorMittal Kryviy Rih had spent approximately $614 million toward these commitments. ArcelorMittal Kryviy Rih has also undertaken certain labor obligations relating to preservation of headcount and average wages.

ArcelorMittal Kryviy Rih’s product range includes billets, rounds and light sections including squares, angles and strips. The products are sold to a range of industries such as hardware, construction, rerolling and fabrication. The markets for the products include Ukraine, CIS and Russia, North Africa, Europe, the Middle East and the Gulf states. In 2010, ArcelorMittal Kryviy Rih produced 6.1 million tonnes of crude steel.

The Company’s ownership in ArcelorMittal Kryviy Rih has gradually increased from 93.77% in 2006 to 95.13% in 2010 through acquisitions of non-controlling interests.

ArcelorMittal Temirtau

ArcelorMittal Temirtau’s wholly-owned integrated steel plant located in the Karaganda region of Kazakhstan, consists of six coke oven batteries of which six are operating, three sinter plants, four blast furnaces (three of which are operational), three basic oxygen furnaces, two continuous slab casters, one hot strip mill, two cold rolling mills and three tinning lines, one hot dip galvanizing and one aluminum-zinc coating lines, one color coating line, two welded pipe mills and a bar mill. It covers an area of approximately seven square kilometers. In 2010, ArcelorMittal Temirtau produced 3.3 million tonnes of crude steel. ArcelorMittal Temirtau also has iron ore mines that produced 3.8 million tonnes of iron ore and coal mines that produced 3.7 million tonnes of coking coal in 2010.

ArcelorMittal Temirtau’s product range of flat steel products includes pig iron, continuous caster slabs, hot- and cold-rolled coils and sheets, black plates, covers, tin plates, hot dipped galvanized products, color coated products and welded pipes, bars, sections and re-bars. It sells steel products to a range of industries, including the tube- and pipe-making sectors, as well as manufacturers of consumer goods and appliances. ArcelorMittal has developed a plan to increase the production capacity to ten million tonnes. This will be done in two phases. In first phase the production capacity will be upgraded to 6 million tonnes by modernizing and de-bottlenecking of existing facilities. In a second phase, a greenfield plant with four million tonnes of crude-steel production capacity will be constructed. The iron ore and coal mines and power plants will expand proportionally in order to provide 100 % self-sufficiency. The timeframe and required investments for all of these expansion projects is currently subject to review.

Stainless Steel (Discontinued Operations)

In January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company, Aperam. See “Item 4A—History and Development of the Company—Recent Developments”. The following two tables provide an overview by type of facility of ArcelorMittal Stainless Steel’s principal production locations and production units:

Production Locations—ArcelorMittal Stainless Steel

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Inox Brasil	Brazil	Timóteo	Integrated	Stainless / Silicon
ArcelorMittal Inox Brasil Tubos	Brazil	Timóteo, Ribeirão Pires	Downstream	Stainless Tubes
Cinter	Uruguay	Montevideo	Downstream	Stainless Tubes
ArcelorMittal Stainless France	France	Gueugnon	Downstream	Stainless flat
ArcelorMittal Stainless & Nickel Alloys	France	Imphy	Mini-Mill	Stainless semis/alloys
ArcelorMittal Stainless Precision Europe	France	Pont de Roide / Firminy	Downstream	Stainless precision
ArcelorMittal Stainless France	France	Isbergues	Downstream	Stainless flat
ArcelorMittal Stainless Tubes Europe	France	Ancerville	Downstream	Stainless tubes
ArcelorMittal Stainless Belgium	Belgium	Châtelet,Genk	Mini- Mill /Downstream	Stainless flat
ArcelorMittal Stainless Automotive Tubes	Czech Rep.	Usti	Downstream	Stainless tubes

Production Facilities for ArcelorMittal Stainless Steel

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)(3)
Blast Furnace	2	0.7	0.6
Electric Arc Furnace	6	3.0	2.0
Continuous Caster – Slabs	4	3.0	2.0
Hot Rolling Mill	4	4.5	2.0
Cold Rolling Mill (Z mill)	19	2.2	1.2
Pickling Line	5	2.1	1.3
Annealing Line	16	2.4	1.5
Skin Pass Mill	7	1.3	0.5
Continuous Bloom / Billet Caster	1	0.1	0.0

(1)	Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.
(3)	Allocation to pickling and annealing lines is based on “carbon steel process” logic, meaning that the pickling line category includes hot annealing lines (anneal before rolling for stainless steel). Annealing lines include final annealing and pickling lines as well as bright annealing lines, which are similar to annealing lines for carbon steel.

ArcelorMittal Inox Brasil S.A.

ArcelorMittal Inox Brasil was, until January 25, 2011, the stainless steel business unit of ArcelorMittal in South America. It is the only integrated producer of flat stainless and silicon steel in the region. In 2010, it exported products to more than 48 countries. Its steel mill in Timóteo, in the Vale do Aço, Minas Gerais state, Brazil, has an annual production capacity of 0.9 million tonnes of liquid steel.

        The integrated plant of ArcelorMittal Inox Brasil in Timóteo includes two blast furnaces, a melting shop area (including two electrical furnaces, one smelter, two converters and two continuous casting machines), a hot strip rolling mill (including one walking beam and one push furnace with one rougher mill and one steckel mill), a stainless cold rolling mill (including one hot annealing pickling, two cold annealing pickling and one cold preparation line, three cold rolling mills and boxes annealing) and a silicon cold rolling mill (including one hot annealing pickling line, two tandem lines, one decarb line, one carlite coating line and one cold rolling mill). ArcelorMittal Inox Brasil produced 0.8 million tonnes of crude steel in 2010.

ArcelorMittal Inox Brasil also runs several stainless steel distribution companies: ArcelorMittal Inox Brasil Serviços, which includes several entities involved in steel cutting, finishing, trading and distribution, as well as two companies acquired at the end of 2007: Cínter, a tube manufacturer in Uruguay, and M.T. Majdalani y Cia., the leading stainless steel service center and distributor in Argentina.

ArcelorMittal Inox Brasil Serviços operates the following entities: ArcelorMittal São Paulo – Serviços Aços Inoxidáveis e Elétricos, which is a service center in Ipiranga, São Paulo that also trades tubes and bars; ArcelorMittal Campinas – Serviços Aços Inoxidáveis e Elétricos, which is a service center; ArcelorMittal Timóteo – Serviços Aços Inoxidáveis e Elétricos, which is a service center at the Timóteo plant that processes stainless steel; ArcelorMittal Timóteo – Comercial Aços Inoxidáveis e Elétricos, which is also located at the Timóteo plant and provides regional stainless flat and tubes commercial and distribution activities; ArcelorMittal Caxias do Sul- Serviços Aços Inoxidáveis e Elétricos, which is a service center in Caxias do Sul (RS); and owns Acesita Argentina S.A., which handles importing, exporting, purchasing and selling, distribution, representation and trading, processing and transformation of flat and non-flat stainless steel, silicon steels, high carbon steel, non-flat products (except tubes) and cast steel products, primarily in the Argentine market.

ArcelorMittal Inox Brasil Serviços is also active in the stainless tubes production and distribution segment with its subsidiary ArcelorMittal Inox Brazil Tubos, a company formed by a manufacturer of seam-welded stainless steel tubes (previously known as Cetubos) and a company that serves customers with special welded seams needs (previously known as Inoxtubos).

ArcelorMittal Inox Brasil products are exported out of South America and are distributed worldwide through the network of ArcelorMittal Stainless International.

ArcelorMittal Stainless Europe

ArcelorMittal Stainless Europe was, until January 25, 2011, the stainless steel business unit of ArcelorMittal in Europe. It operates upstream and downstream facilities in France and Belgium and manages a network that distributes stainless products throughout Europe and to export markets.

The upstream facilities of ArcelorMittal Stainless Europe consist of two steel-making plants in Belgium (Genk and Châtelet). The Genk plant includes two electric arc furnaces, vacuum and argon oxygen decarburizing facilities, ladle refining metallurgy and slab continuous caster. The Genk plant also includes a cold rolling mill facility. The Genk plant covers an area of approximately 0.8 square kilometers. The Châtelet plant is an integrated upstream steel-making plant with a melt shop and a hot rolling mill. The Châtelet melt shop includes an electric arc furnace, argon-oxygen decarburizing equipment, ladle refining metallurgy, slab continuous caster and slab grinders. The Châtelet plant covers an area of approximately 0.5 square kilometers. ArcelorMittal Stainless Europe produced 1.2 million tonnes of crude steel in 2010.

ArcelorMittal Stainless Europe’s downstream facilities consist of three cold rolling mill plants, located in Genk, Belgium, Gueugnon and Isbergues, France. All three plants include annealing and pickling lines (with shot blasting and pickling equipments), cold rolling mills, bright annealing lines (in Gueugnon and Genk), skin-pass, and finishing operations equipments. In addition, the Isbergues plant also includes a direct rolling annealing and pickling (“DRAP”) line. The Genk plant is focused on austenitic products, the Gueugnon plant on ferritic products, and Isbergues on products dedicated to automotive (mainly ferritic) and industry (mainly austenitic) markets. The Gueugnon plant covers an area of approximately 0.4 square kilometers and the Isbergues plant covers an area of approximately 0.9 square kilometers.

ArcelorMittal Stainless Europe is also active in the production of stainless precision strips via ArcelorMittal Stainless Precision Europe, which operates two plants in Pont de Roide and Firminy, France. These facilities are equipped with continuous annealing and pickling lines, cold rolling mills, bright annealing lines and finishing operations equipments.

ArcelorMittal Stainless Europe and also produces stainless welded tubes via ArcelorMittal Stainless Tubes Europe., which operates one plant in Ancerville, France (producing tubes for industrial and ornamental markets) and ArcelorMittal Stainless Automotive Tubes, which operates one plant in Usti, Czech Republic (producing tubes for exhaust systems).

ArcelorMittal Stainless Europe’s in-house distribution network enables it to cover the entire European market. Its steel service centers are located in Isbergues (France), Genk (Belgium), Luxembourg, Sersheim and Rheinhausen (Germany), Viladecans (Spain), Massalengo and Podenzano (Italy), Siemianowice Slaskie (Poland), Istanbul (Turkey). All service centers have dedicated equipment to adapt products to local markets. These include slitters, coils packaging lines, cut-to-length lines and coils polishing lines.

ArcelorMittal Stainless Europe’s products for export are distributed worldwide by the network of ArcelorMittal Stainless International.

ArcelorMittal Stainless & Nickel Alloys

ArcelorMittal Stainless & Nickel Alloys was, until January 25, 2011, the stainless steel business unit of ArcelorMittal specialized in the design, production and transformation of nickel and cobalt alloys and certain specific stainless steels.

Produced in the form of bars, cold-rolled strip, wire rod and plates, these products are intended for high-tech applications or applications addressing very specific requirements.

ArcelorMittal Stainless & Nickel Alloys’ production facilities are principally located in Imphy, France. They include melt shop, cold rolling mill and wire hot rolling mill facilities. It also includes a cold drawing shop located 50 kilometers west of Paris that produces heat-resistant elements.

Distribution Solutions

Distribution Solutions is primarily the in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements. It services a variety of customer industries, including automotive, construction, household appliances, public works, civil engineering and general industry. Distribution Solutions is the largest customer of both the Flat and Long Carbon Steel segments.

The range of Distribution Solutions is offered through a network covering 30 countries, while specific solutions are dispatched in five business units: ArcelorMittal Construction Solutions, ArcelorMittal International, ArcelorMittal Projects, ArcelorMittal Total Offer Processing, ArcelorMittal Wire Solutions.

Distribution Solutions

The range of distribution solutions is organized across a dozen of specific geographical areas through locally empowered management: Benelux, Central and Eastern Europe, France, Germany/Switzerland, Iberia, Italy, the Maghreb, Turkey/Mediterranean, South America, Poland, UK/Scandinavia. The processing facilities provide value-added services for flat and long carbon steel as well as for specialty products, from light finishing work on beams to an integrated offer of slit coils, sheets and blanks, with technical expertise and innovation for the construction, automotive and general industry markets.

The distribution network, with more than 300 storage facilities, has expertise in service and proximity, ensuring immediate availability of the entire range of products (flat, long, technical and special steel) through an extensive network of agencies and sales offices. Thousands of user customers have direct access to the Group’s steel products and to a complete portfolio of steel solutions.

ArcelorMittal Construction Solutions

ArcelorMittal Construction Solutions provides its customers with steel-based solutions for cladding, roofing, flooring and structure.

Established in 26 countries, in Europe, Africa and the Indian Ocean, as well as in South America and the Caribbean, ArcelorMittal Construction Solutions has three principal activities: Arval serves the most diverse requirements of architects and engineering firms, providing complete solutions and a large range of colors for building projects. Arclad provides standard cladding profiles and panels with short delivery times. Armat is focused on distributors providing products such as roof tiles, rainwater evacuation systems, accessories and panels. In addition, ArcelorMittal Construction Solutions is developing its activities in the solar business (Amhelios) and in the residential sector through standard and tailor made prefabricated housing units (Housing Systems).

ArcelorMittal International

ArcelorMittal International is the worldwide sales network supplying ArcelorMittal products from over 30 mills outside of their home markets. With end user contacts in all key markets, it is the spearhead for ArcelorMittal expansion in emerging markets.

Organized in ten business lines with over 45 sales offices around the globe it provides its customers with a complete range of flat and long products from ArcelorMittal mills. Close to the markets, via a direct customer approach, this sales network is supplying beside standard products also sophisticated steel products and technical support for complex projects, such as offshore and onshore drilling platforms, multi-purpose vessels, bridges, sports infrastructures, airports, electric power plants and skyscrapers.

ArcelorMittal Projects

ArcelorMittal Projects provides distribution solutions and services for projects in foundation solutions, infrastructure, oil and gas and building related steel constructions.

In-house production and processing facilities combined with steel mainly from ArcelorMittal mills allows ArcelorMittal Projects to offer a complete product range with on-demand services such as processing, storage and handling, tailor-made logistics, quality control and inspection, document control and project administration. ArcelorMittal Projects supports its customers with project management skills, engineering assistance and strategically located stock yards that provide short delivery times.

Its market sectors include oil and gas, offshore, power plants (wind, water, nuclear), liquid natural gas (LNG) terminal and civil construction projects all over the world.

ArcelorMittal Total Offer Processing

ArcelorMittal Total Offer Processing provides a global offer in steel processing, ranging from design to production and from the logistics of steel components to steel solutions for key industrial accounts. A global network of sites, with a strong presence in emerging markets (such as India, China, Egypt and Poland), enables ArcelorMittal Total Offer Processing to follow its global customers in their expansion in these developing regions.

The market sectors of ArcelorMittal Total Offer Processing include railways, crane and lifting machinery, yellow goods, agriculture, trucks, new energies and electrical appliances. It is currently present in nine countries with 30 specific sites.

ArcelorMittal Wire Solutions

ArcelorMittal Wire Solutions is a global industrial wiredrawer, serving sectors such as agriculture, automotive, construction, energy and general industry. Production sites are in Europe, North America and China in addition to a long standing joint venture Kiswire-ArcelorMittal in Asia with worldwide distribution channels.

ArcelorMittal Wire Solutions has developed recognized brands and high quality products with a broad range of tailor-made solutions used in diversified businesses from fencing to off-shore platform mooring, from tire and concrete reinforcement to advanced silicon sawing. Its offer includes up to 12,000 different references for 4,700 clients worldwide in addition to trade activities for lifting equipment and accessories with 30,000 references for 3,000 clients.

Mining

ArcelorMittal’s mining segmeñt has production facilities in North and South America, Africa, Europe and CIS. The following table provides an overview by type of facility of ArcelorMittal’s principal production locations and production:

Unit	Country	Locations	Type of Mine	Type of product
Iron ore
ArcelorMittal Mines Canada	Canada	Quebec	Iron Ore Mine (open pit)	Concentrate and pellets
Minorca Mines	USA	Virginia, MN	Iron Ore Mine (open pit)	Pellets
Hibbing Taconite Mines	USA	Hibbing, MN	Iron Ore Mine (open pit)	Pellets
ArcelorMittal Lázaro Cárdenas Volcan Mines	Mexico	Sonora	Iron Ore Mine (open pit and underground)	Lump and fines
ArcelorMittal Lázaro Cárdenas Peña Colorada	Mexico	Minatitlán	Iron Ore Mine (open pit)	Lump and fines
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas	Iron Ore Mine (open pit)	Concentrate
ArcelorMittal Brasil Andrade Mine	Brazil	State of Minas	Iron Ore Mine	Lump and fines
ArcelorMittal Mineração Serra Azul	Brazil	State of Minas Gerais	Iron Ore Mine	Lump and fines
ArcelorMittal Tebessa	Algeria	Annaba	Iron Ore Mine (open pit)	Concentrate
ArcelorMittal Prijedor	Bosnia Herzegovina	Prijedor	Iron Ore Mine (open pit and underground)	Concentrate, lump and fines
ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	Iron Ore Mine (open pit)	Lump and sinter feed
ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansore	Iron Ore Mine (open pit and underground)	Concentrate, lump and fines
Coal
Mid (Princeton)	USA	McDowell, WV	Coal Mine	Coking coal
Concept	USA	Tazewell, VA	Coal Mine	Coking coal
ArcelorMittal Temirtau	Kazakhstan	Kostenko, Kuzembaev, Saranskaya, Abaiskaya, Kazakhstanskaya, Lenina, Shaktanskaya, Tenteskaya	Coal Mine	Coking coal and thermal coal
ArcelorMittal Kuzbass	Russia	Siberia	Coal Mine	Coking coal

Iron Ore

ArcelorMittal Mines Canada

        ArcelorMittal Mines Canada is a major North American producer of iron ore products, including concentrate and several types of pellets. It holds mining rights over 66,000 hectares of land in the province of Québec, Canada. ArcelorMittal Mines Canada operates the Mont-Wright Mine and concentrator at Fermont in northeastern Québec. Mont-Wright is located 416 kilometers north of the port of Port-Cartier, the site of the pelletizing plant and shipping terminal on the north shore of the Gulf of St. Lawrence, and approximately 1,000 kilometers northeast of Montreal. A private railway connects the mine and concentrator with Port-Cartier. The railway and the port are owned and operated by ArcelorMittal Mines Canada. The Port-Cartier pellet plant produces acid and flux pellets that operate six ball mills, ten balling discs and two induration machines. The Mont-Wright operation consists of open pit mines and a concentrator, which began production in 1975. The ore is crushed in two gyratory crushers and the concentrator operates with six lines of three stage spiral classifiers and horizontal filters.

ArcelorMittal Mines Canada also owns mining rights to iron ore deposits in Fire Lake and Mont Reed. Fire Lake, located approximately 53 kilometers south of Mont-Wright, is a seasonal operation from which approximately 2.5 million tonnes of crude ore are transported by rail to the Mont-Wright concentrator annually. The Mont Reed deposit is currently not mined.

The mines in aggregate produced 15.1 million tonnes of pellets and concentrates in 2010.

ArcelorMittal USA Iron Ore Mines

ArcelorMittal USA operates an iron ore mine through its wholly-owned subsidiary ArcelorMittal Minorca, and owns a majority stake in Hibbing Taconite Company, which is the owner of a mine managed by Cleveland-Cliffs Inc.

ArcelorMittal Minorca operates a concentrating and pelletizing facility, along with two open pit iron ore mines near Virginia, Minnesota. The Minorca pelletizing facility produced 2.8 million metric tonnes (own share of production) of fluxed pellets in 2010. After the market-induced downtime in 2009, Minorca resumed back to 2008 production levels. Iron ore is mined from the Laurentian Pit and the East Pit, located 12 kilometers from the processing facility. The operation consists of the two mines, a crushing facility, a three-line concentration facility and a single-line straight grate pelletizing plant. Pellets are transported by rail to ports on Lake Superior. Lake vessels are used to transport the pellets to Indiana Harbor.

Hibbing Taconite Company mines the lower cherty layer of Minnesota’s Mesabi Iron Range and is located four miles north of Hibbing, Minnesota. The Hibbing mine is jointly owned by ArcelorMittal USA (62.3%), Cleveland-Cliffs Inc. (23.0%) and U.S. Steel Canada (14.7%). The mine produced 3.7 million metric tonnes (own share of production) of taconite pellets in 2010. Hibbing remained idle during the first quarter of 2010, but resumed full production for the remainder of the year. The operation consists of drilling, blasting, loading, hauling, crushing, concentrating and pelletizing. The finished pellets are then transported by rail to Superior, Wisconsin, and then over the Great Lakes by lake vessels to ArcelorMittal’s integrated steelmaking plants, principally Burns Harbor.

ArcelorMittal Lázaro Cardenas Mining Assets

AMLC operates three iron ore mines in Mexico, through joint ownership of the Peña Colorada mine with Ternium S. A., the output of which is consumed by AMLC’s and Ternium’s steel plants, and through its ownership of the El Volcan and Las Truchas mines.

Peña Colorada

Peña Colorada is an open pit mine on the Pacific coast of Mexico. AMLC owns 50% of the company, and Ternium S. A. owns 50% of the company. Peña Colorada produces magnetite concentrate and iron ore pellets. The mines produced 4.1 million tonnes of pellets and 0.5 million tonnes of concentrate (of which 50% is AMLC’s share) in 2010. The mine and the beneficiation plant are located near Minatitlán, and the pelletizing plant is located near Manzanillo Port, 50 kilometers from Minatitlán. Major production facilities include a primary crusher, a dry cobbing plant, one autogenous mill, horizontal and vertical ball mills and several stages of magnetic separation in the beneficiation plant. There are also two pelletizing lines with vacuum filtration facilities, balling discs and traveling grates by Lurgi. Both magnetite concentrates and iron ore pellets are shipped from Manzanillo Port to AMLC and abroad, as well as to Ternium steel plants by ship and by rail.

El Volcan

The El Volcan iron ore mine is an open pit operation with aggregate production of 1.8 million tonnes of concentrate in 2010. The operation includes mine exploitation, crushing and dry cobbing facilities and a concentrate plant with a two million tonne capacity, as well as port facilities. The mine exploitation and crushing operations and all transport activities are performed by contractors. The concentrate and port operations are operated with ArcelorMittal’s own resources.

The mine is located in the northwest Mexican state of Sonora, 250 kilometers from the El Volcan port facility. The crushed and preconcentrated iron ore is transported by truck to a concentration plant located 120 kilometers from the El Volcan facility, and the concentrate is transported by rail to the Pacific port of Guaymas in order to be transported to the Lázaro Cárdenas steel plant. The crushing facilities at the mine include one primary crusher, one secondary crusher, a dry cobbing high intensity magnetic pulley and three tertiary crushers. The concentration plant includes two ball mills on line, a magnetic separation circuit, flotation systems, a belt conveyor filter and a disposal area for tails. The major port installations include a tippler for railroad cars, a conveyor, transfer towers and two ship loading systems.

Las Truchas

Las Truchas mine is an integrated iron ore operation that includes mine exploitation, crushing, dry cobbing preconcentrate and concentration plant with aggregate production of 2.1 million tonnes in 2010. The extracted ore is used in steel production for both ArcelorMittal Lazaro Cardenas (See “—Long Carbon Americas and Europe—ArcelorMittal Las Truchas”) and ArcelorMittal Las Truchas (See “—Flat Carbon Americas—ArcelorMittal Lázaro Cárdenas”). Las Truchas mine is located near the steel plant at the port of Lázaro Cárdenas. The concentrate ore is pumped through a 26 kilometer slurry pipeline. This facility includes one primary crusher, two secondary crushers and three tertiary crushers. The concentration plant includes one ball mill and one bar mill, two wet magnetic separation circuits, a pumping station, the 26 kilometer slurry pipeline and a tails dam.

ArcelorMittal Brasil—Andrade Mine

Andrade Mine is an iron ore producer located in the Minas Gerais state of Brazil, about 120 kilometers east of Belo Horizonte, in the iron ore quadrangle. It supplies sinter feed to ArcelorMittal Long Carbon – Joao Monlevade integrated plant through an internal railway of 11 km. In 2010, Andrade Mine produced 1.6 million tonnes of iron ore. Following the ongoing expansion of the ArcelorMittal Long Carbon – Joao Monlevade integrated plant ongoing expansion, implementation of Andrade mine’s expansion plan to increase production to 3.5 million tonnes of sinter feed was started in 2010 with a target to complete by 2012.

ArcelorMittal Mineração Serra Azul

ArcelorMittal Mineração Serra Azul is an iron ore producer located in the Minas Gerais state of Brazil, about 60 kilometers south of Belo Horizonte, in the iron ore quadrangle. It supplies sinter feed to ArcelorMittal plants in Europe and domestic market and also lump ore for local pig iron producers and certain ArcelorMittal Brasil integrated plants.

Mineral production is transported either by truck to lump clients, or by truck and railway up to third-party port facilities located in the Rio de Janeiro state, where it is exported. In 2010, ArcelorMittal Serra Azul produced 3.3 million tonnes of iron ore.

ArcelorMittal Tebessa

ArcelorMittal Tebessa operates two iron ore mines at Ouenza and Boukhadra; it produced 1.1 million tonnes ore in 2010. The Ouenza mine that is located in the southeast of Algeria near the Tunisian border, 150 kilometers from the Annaba coast, is an open cast mine with an overall surface area of 1,085 hectares. Ouenza’s operations began in 1921. Its material is dispatched to the ArcelorMittal Annaba steel plant.

The Boukhadra mine is located in the southeast of Algeria, near the Tunisian border, approximately 180 kilometers from Annaba coast. Boukhadra’s operations started in 1927. Its material is dispatched to the ArcelorMittal Annaba Plant.

Both mines can be accessed by road and by electrified railways that run between the mines and ArcelorMittal Annaba steel plant. Since October 18, 2001, both the Ouenza mine and Boukhadra mine have been owned by ArcelorMittal and Ferphos, an Algerian public sector company, with each entity holding 70% and 30%, respectively. The major production facilities at the mines include three crusher plants, conveyor belts and wagon-loading hoppers stations.

ArcelorMittal Prijedor

ArcelorMittal Prijedor, located near Prijedor in the Republic of Srpska in Bosnia and Herzegovina, is an iron ore mining operation that is 51%-owned by ArcelorMittal.

The mine is a surface mine. In 2010, ArcelorMittal Prijedor produced 1.4 million tonnes of iron ore. A new pit in the same area, known as Buvac, is in process and should be functional in 2011. The production process includes crushing, with hydro-cyclones and magnetic separation at the concentration plant.

ArcelorMittal Kryviy Rih iron ore mines

ArcelorMittal Kryviy Rih has two captive iron ore mines: an open pit mine that produced 8.9 million tonnes in 2010, kown as Kryviy Rih Opencast, and an underground mine with production of 1.1 million tonnes in 2010, known as Kryviy Rih Underground. The production process includes crushing, hydroclassifiers and low intensity magnetic separation.

The main consumer of the sinter and concentrate mining production is ArcelorMittal Kryviy Rih, with some concentrate shipped to other ArcelorMittal affiliates in Kazakhstan and other Eastern Europe group companies, as well as to third parties.

Lisakovki, Kentobe, Atasu, Atansore (Temirtau iron ore)

ArcelorMittal Temirtau (formerly known as Ispat Karmet, Kazakhstan) has four iron ore mines in central Kazakhstan. The mines are Lisakovki, Kentobe, Atasu, Atansore. The four mines are connected by all-weather roads and railways. Dispatch of ore from these mines is by railway.

Lisakovki is an open operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau. This mine was initially commissioned in 1976 and was acquired by ArcelorMittal in 1999. The production process comprises crushing, screening, grinding, wet jigging and wet magnetic separation. Product is fine concentrate which is dispatched to Temirtau by railway rakes. A prototype pilot project on dephosphorisation was commissioned in 2007. This unit is currently mothballed on cost considerations.

Kentobe is an open pit operation located about 300 kilometers southeast of Temirtau, initially started in 1994. It was acquired by ArcelorMittal in 2001. Ore processing is performed by crushing and dry magnetic separation, producing coarse concentrate.

Atasu is an underground mine operation located about 400 kilometers south/southwest from Temirtau. The mine was started in 1956 with open pit exploitation of near surface reserves. Surface operations ended in 1980. Underground operations commenced in 1976. ArcelorMittal Temirtau acquired the mine in 2003 and operations continue to be underground mining. Processing comprises of crushing and wet jigging.

Atansor is an open pit operation located about 500 kilometers northeast of Temirtau. The mining lease was obtained by ArcelorMittal in 2004. Ore is processed by simple dry crushing and screening circuit.

Coal

ArcelorMittal USA Coal Mines

ArcelorMittal Coal Group USA, LLC and its subsidiaries operate surface mines and deep mines in McDowell County, West Virginia, as well as a surface mine in Tazewell County, Virginia. The group combines the Mid Vol Coal Group and the Concept Group, which were acquired by ArcelorMittal in 2008. The combined production of the mines in 2010 was 2.3 million tonnes.

The Eckman Surface Mine (Northern Property) is in McDowell County and is currently mining on a surface area of approximately 500 acres. It also has a deep mine that is currently being developed, as well as a coal preparation plant and a loadout facility. The Paradise Surface Mine and Virginia Point Surface Mine (Southern Property) are located in southern McDowell County, West Virginia and Tazewell County, Virginia on a surface area of approximately 700 acres. The property also has a surface mine that is currently being developed. The Western Property, which is located in McDowell County, West Virginia, has four active deep mines and one deep mine that is currently being developed. The property also has a coal preparation plant and two active loadouts.

Karaganda Coal Mines (Temirtau coal)

ArcelorMittal Temirtau acquired 15 coal mines in 1996 in the Karaganda coal basin region. These mines required considerable restructuring and investments. Restructuring and improvements were made by ArcelorMittal to form eight captive coal mines – Kostenko, Kuzembaev, Saranskaya, Abaiskaya, Kazakhstanskaya, Lenina, Shaktanskaya and Tenteskaya. These coal mines are all underground mines utilizing the retreat longwall mining method.

The mines produce primarily coking coal used in steel-making at Temirtau as well as thermal coal for ArcelorMittal Temirtau’s power plants. For beneficiation of coking coal, two washeries are operated. Surplus coal is supplied to group steel plants, mainly ArcelorMittal Kryviy Rih.

Kuzbass Coal Mines

ArcelorMittal Northern Kuzbass in Siberia, Russia includes the Berezovskaya and Pervomayskaya mines, as well as the Severnaya coal washery. The main consumers of the coking coal produced are ArcelorMittal Kryviy Rih and some local coke producers.

The Berezovskaya mine, which is 98.29%-owned by ArcelorMittal, is an underground coking coal mine located in the north-eastern part of the Kemerovo geological and economic district of Kuzbass, 35 kilometers from the regional city of Kemerovo. The mine is connected with the towns of Berezovsky and Kemerovo by motorway, and has access to the Kemerovo-Barzas railway.

The Pervomayskaya mine, which is 99.5%-owned by ArcelorMittal, is an underground coking coal mine located in the northern part of the Kemerovo geological and economic district of Kuzbass, 60 kilometers from Kemerovo. The mine is connected with the towns of Berezovsky and Kemerovo by motorway, and has access to the Kemerovo-Barzas railway.

On July 5, 2010, the Company completed the disposal of the Anzherskaya coal mine in Russia, as management had concluded the mine had no further strategic value to the Company. The total cash consideration received was nil and the purchaser agreed to assume the liabilities of the mine. In connection with the decision to sell and cease all future use of the tangible assets, an impairment loss of $119 million was recognized with respect to goodwill (for $16 million), and property, plant and equipment (for $103 million) and included as cost of sales in the statement of operations. Inventories and trade receivables were written down by $3 million.

The Severnaya coal washery was put into operation in 2006; it is located in the territory of Berezovskaya mine site. Washery processes coking coal, mined at Berezovskaya and Pervomayskaya mine.

The major mine equipment and machinery includes shearers and road headers, powered roof supports, face conveyors, rock loading machines, belt conveyors, hoisting machines, electric locomotives, ground and suspended diesel locomotives.

Capital Expenditure Projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditure completed in 2010 and those that are currently ongoing.

Completed Projects

Segment	Site	Project	Capacity / particulars	Actual Completion
FCA	ArcelorMittal Tubarão (Brazil)	Vega do Sul expansion plan	Increase in HDG production of 350kt / year	2Q 10
FCA	ArcelorMittal Dofasco (Canada)	Primary steelmaking optimization	Increase of slab capacity by 630kt / year	2Q 10
FCE	ArcelorMittal Dunkerque (France)	Modernization of continuous caster No.21	Slab capacity increase by 0.8mt / year	4Q 10
Mining	Princeton Coal (USA)	Underground mine expansion	Capacity increase by 0.7mt	Q1 11

Ongoing(a) Projects

Segment	Site	Project	Capacity / particulars	Forecasted Completion
Mining	Liberia mines	Greenfield Liberia	Iron ore production of 15mt / year upon full ramp-up	2011(b)
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt	2012
Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	2012
Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	2013
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	2013

(a)	Ongoing projects refer to projects for which construction has begun and exclude various projects that are under development such as in India.
(b)	Iron ore mining production is expected to commence in 2011 with initial annual production of 1 million tonnes.

Projects through Joint Ventures

Country	Site	Project	Capacity / particulars	Forecasted completion
Saudi Arabia	Al-Jubail	Seamless tube mill	Capacity of 600kt of seamless tube	2012
China	Hunan Province	VAMA Auto Steel JV	Capacity of 1.2mt for the automotive market	To be determined
China	Hunan Province	VAME Electrical Steel JV	Capacity of 0.3mt of electrical steel	To be determined
Iraq	Sulaimaniyah (Northern Iraq)	Rebar Mill	Rebar capacity of 0.25mt / year	To be determined